As filed with the Securities and Exchange Commission on June 26, 2020

Securities Act File No. 333-224419

Investment Company Act File No. 811-05410

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

FORM N-2

(Check Appropriate box or boxes)

Registration Statement Under The Securities Act Of 1933		X
Pre-Effective Amendment No.		☐
Post-Effective Amendment No. 2		X
and/or
Registration Statement Under The Investment Company Act Of 1940		X
Amendment No. 122		X
(Check appropriate box or boxes)
VOYA PRIME RATE TRUST
(Exact Name of Registrant Specified in Charter)
7337 E. Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258
(Address of Principal Executive Offices)
Registrant's Telephone Number, Including Area Code: (800) 992-0180
Huey P. Falgout, Jr.	With copies to:
Voya Investments, LLC	Elizabeth J. Reza
7337 East Doubletree Ranch Road, Suite 100	Ropes & Gray LLP
Scottsdale, AZ 85258	Prudential Tower
(Name and Address of Agent for Service)	800 Boylston Street
Boston, MA 02199-3600
________________________

Approximate Date of Proposed Offering:

As soon as practical after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. 

It is proposed that this filing will become effective:

☐When declared effective pursuant to Section 8(c) of the Securities Act of 1933.

XOn June 30, 2020 pursuant to no-action relief granted to Registrant on April 8, 2019

VOYA PRIME RATE TRUST

(the "Registrant")

25,000,000 Common Shares

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

*Cover Sheet

*Contents of Registration Statement

*Voya Prime Rate Trust 25,000,000 Common Shares Prospectus dated June 30, 2020

*Voya Prime Rate Trust 5,000,000 and 25,000,000 Common Shares Statement of Additional Information dated June 30, 2020

*Part C

*Signature Page

Prospectus
June 30, 2020
•	Voya Prime Rate Trust
•	25,000,000 Common Shares
PPR
Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission, paper copies of the Trust's annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Voya funds' website (www.individuals.voya.com/literature), and you will be notified by mail each time a report is posted and provided with a website link to access the report.
If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Trust electronically anytime by contacting your financial intermediary (such as a broker-dealer or bank) or, if you are a direct investor, by calling 1-800-992-0180 or by sending an e-mail request to Voyaim_literature@voya.com.
You may elect to receive all future reports in paper free of charge. If you received this document in the mail, please follow the instructions to elect to continue receiving paper copies of your shareholder reports. If you received this document through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with us, you can call 1-800-992-0180 or send an email request to Voyaim_literature@voya.com to let the Trust know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Voya funds complex if you invest directly with the funds.
This Prospectus sets forth concisely the information about Voya Prime Rate Trust (“Trust”) that a prospective investor ought to know before investing. You should read it carefully before you invest and keep it for future reference. The Trust has filed with the U.S. Securities and Exchange Commission (“SEC”) a Statement of Additional Information (“SAI”) dated June 30, 2020 containing additional information about the Trust. The SAI is incorporated by reference in its entirety into this Prospectus. You may make shareholder inquiries or obtain a free copy of the SAI, annual shareholder report, and unaudited semi-annual shareholder report by contacting the Trust at 1-800-336-3436 or by writing to the Trust at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258-2034. The Trust's SAI, annual shareholder report, and unaudited semi-annual shareholder report are also available free of charge on the Trust's website at www.voyainvestments.com. The Prospectus, SAI, and other information about the Trust are also available on the SEC's website (www.sec.gov). The table of contents for the SAI appears in the back of this Prospectus.
Common Shares of the Trust trade on the New York Stock Exchange (“NYSE”) under the symbol PPR.
The Trust's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. Market fluctuations and general economic conditions can adversely affect the Trust. There is no guarantee that the Trust will achieve its investment objective. Investment in the Trust involves certain risks and special considerations, including risks associated with the Trust's use of leverage. See “Risk Factors and Special Considerations” later in this Prospectus for a discussion of any factors that make an investment in the Trust speculative or high risk.
Neither the SEC nor any state securities commission has approved or disapproved these securities, or determined that this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Voya Prime Rate Trust
The following synopsis is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Prospectus.
DESCRIPTION OF THE TRUST
The Trust
The Trust is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended, and the rules, regulations, and applicable exemptive orders thereunder (“1940 Act”). It was organized as a Massachusetts business trust on December 2, 1987. As of June 5, 2020 the Trust's net asset value (“NAV”) per Common Share was $4.71.
NYSE Listed
As of June 5, 2020 the Trust had 175,156,127.300 Common Shares outstanding, which are traded on the NYSE under the symbol PPR. At that date, the last reported sales price of a Common Share of the Trust was $4.15.
Investment Objective
To provide investors with as high a level of current income as is consistent with the preservation of capital. There is no assurance that the Trust will achieve its investment objective. The investment objective is fundamental and may not be changed without a majority vote of the shareholders of the Trust. See “Description of the Trust – Fundamental and Non-Fundamental Investment Policies of the Trust” later in this Prospectus.
Adviser/Sub-Adviser
Voya Investments, LLC (“Voya Investments” or “Adviser”), an Arizona limited liability company, serves as the investment adviser to the Trust. Voya Investments has overall responsibility for the management of the Trust. Voya Investments oversees all investment advisory and portfolio management services and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Trust, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. Voya Investments is registered with the SEC as an investment adviser.
The Adviser is an indirect, wholly-owned subsidiary of Voya Financial, Inc. Voya Financial, Inc. is a U.S.-based financial institution whose subsidiaries operate in the retirement, investment, and insurance industries.
The Adviser receives an annual fee, payable monthly, in an amount equal to 1.05% of the Trust's average daily gross asset value, minus the sum of the Trust's accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper, or notes issued by the Trust and the liquidation preference of any outstanding preferred shares) (“Managed Assets”). This definition includes assets acquired through the Trust's use of leverage.
Voya Investment Management Co. LLC (“Voya IM” or “Sub-Adviser”) serves as sub-adviser to the Trust. Voya IM is an affiliate of the Adviser.
See “Investment Management and Other Service Providers - Sub-Adviser and Portfolio Managers” later in this Prospectus.
Voya Investments' principal office is located at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258. As of March 31, 2020, Voya Investments managed approximately $73.8 billion in assets.
Distributions
Income dividends on Common Shares accrue, are declared, and are paid monthly. Income dividends may be distributed in cash or reinvested in additional full and fractional shares of the Trust through the Trust's Shareholder Reinvestment Program.
Principal Investment Strategies
The Trust seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in U.S. dollar-denominated floating rate secured senior loans (“Senior Loans”). The Trust will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Trust invests at least 80% of its assets in Senior Loans made to corporations or other business entities organized under U.S. or Canadian law and that are domiciled in the United States and in U.S. territories and possessions or Canada. These Senior Loans are typically rated below investment-grade quality. Investments rated below investment-grade (or of similar quality if unrated) are commonly known as high-yielding, high risk investments or as “junk” investments.
The Senior Loans in which the Trust invests either hold the most senior position in the capital structure of the borrower, hold an equal ranking with other senior debt, or have characteristics (such as a senior position secured by liens on a borrower's assets) that the Adviser or Sub-Adviser believes justify treatment as senior debt.
The Trust typically makes its investments in Senior Loans by purchasing a portion of the overall loan, i.e., the Trust becomes one of a number of lenders investing in the loan. The Trust may also make its investments in Senior Loans through the use of derivative instruments such as participations, credit-linked notes, credit default swaps, and total return swaps as long as the reference obligation for any such instrument is a Senior Loan. Investments through the use of such derivative instruments involve counterparty risk, i.e., the risk that the party from which such instrument is purchased will not perform as agreed. The Trust seeks to minimize such counterparty risk by purchasing such investments from large, well established and highly rated counterparties.

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Other Investment Strategies and Policies
Loans in which the Trust invests typically have multiple interest rate reset periods at the same time, with each reset period applicable to a designated portfolio of the loan. The maximum duration of an interest rate reset on any loan in which the Trust may invest is one year. In order to achieve overall reset balance, the Trust will ordinarily maintain a dollar-weighted average time until the next interest rate adjustment on its loans of 90 days or less.
Normally at least 80% of the Trust's portfolio will be invested in Senior Loans with maturities of one to ten years. The maximum maturity on any loan in which the Trust may invest is ten years.
To seek to increase the yield on the Common Shares, the Trust may engage in lending its portfolio securities. Such lending will be fully secured by investment-grade collateral held by an independent agent.
The Trust may engage in executing repurchase and reverse repurchase agreements.
The Trust may invest up to 20% of its total assets, measured at the time of investment, in a combination of one or more of the following types of investments: loans to borrowers organized or located in countries outside the United States and outside U.S. territories and possessions or Canada; unsecured floating rate loans, notes, and other debt instruments; floating rate subordinated loans; tranches of floating rate asset-backed securities, including structured notes; corporate debt securities; and equity securities incidental to investment in loans. See “Investment Objective and Policies” later in this Prospectus.
The Trust may invest up to 15% of its total assets, measured at the time of investment, in investments denominated in Organization for Economic Co-operation and Development (“OECD”) currencies (including the euro), other than the U.S. dollar. The Trust may engage in currency exchange transactions to seek to hedge, as closely as practicable, 100% of the economic impact to the Trust arising from foreign currency fluctuations. The Trust may not be entirely successful in implementing this hedging strategy, which may result in the Trust being adversely affected by foreign currency fluctuations.
Leverage
To seek to increase the yield on the Common Shares, the Trust employs financial leverage by borrowing money and may also issue preferred shares. The timing and terms of leverage will be determined by the Adviser or Sub-Adviser under the supervision of the Trust's Board of Trustees (“Board”). See “Risk Factors and Special Considerations - Leverage” later in this Prospectus.
Borrowings
The Trust may borrow money in an amount permitted under the 1940 Act, including the rules, regulations, interpretations thereunder and any exemptive or other relief provided by the SEC. The Trust's obligations to holders of its debt are senior to its ability to pay dividends on, or repurchase, Common Shares and preferred shares, or to pay holders of Common Shares and preferred shares in the event of liquidation.
Preferred Shares
The Trust is authorized to issue an unlimited number of shares of a class of preferred stock in one or more series (“Preferred Shares”). The Trust's obligations to holders of any outstanding Preferred Shares will be senior to its ability to pay dividends on, or repurchase, Common Shares, or to pay holders of Common Shares in the event of liquidation. Under the 1940 Act, the Trust may issue Preferred Shares so long as immediately after any issuance of Preferred Shares the value of the Trust's total assets (less all Trust liabilities and indebtedness that is not senior indebtedness) is at least twice the amount of the Trust's senior indebtedness plus the involuntary liquidation preference of all outstanding Preferred Shares.
The 1940 Act also requires that the holders of any Preferred Shares of the Trust, voting as a separate class, have the right to:
•	elect at least two trustees at all times; and
•	elect a majority of the trustees at any time when dividends on any series of Preferred Shares are unpaid for two full years.
As of June 5, 2020 the Trust had no Preferred Shares outstanding. The Trust may consider issuing Preferred Shares during the current fiscal year or in the future.
Diversification
The Trust maintains a diversified investment portfolio through an investment strategy which seeks to limit exposure to any one issuer or industry.
The Trust is diversified, as such term is defined in the 1940 Act. A diversified fund may not, as to 75% of its total assets, invest more than 5% of its total assets in any one issuer and may not purchase more than 10% of the outstanding voting securities of any one issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or other investment companies). The Trust will consider a borrower on a loan, including a loan participation, to be the issuer of that loan. In addition, with respect to a loan under which the Trust does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to make payment of scheduled principal or interest, the Trust will separately meet the foregoing requirements and consider each interpositioned bank (a lender from which the Trust acquires a loan) to be an issuer of the loan. This investment strategy is a fundamental policy that may not be changed without shareholder approval. With respect to no more than 25% of its total assets, the Trust may make investments that are not subject to the foregoing restrictions.
Concentration
In addition, a maximum of 25% of the Trust's total assets, measured at the time of investment, may be invested in any one industry. This investment strategy is also a fundamental policy that may not be changed without shareholder approval.
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Voya Prime Rate Trust

Plan of Distribution
The Common Shares are offered by the Trust through the Trust's Shareholder Reinvestment Program. The Shareholder Reinvestment Program allows participating shareholders to reinvest all dividends in additional shares of the Trust, and also allows participants to purchase additional Common Shares through optional cash investments in amounts ranging from a minimum of $100 to a maximum of $100,000 per month. The Trust and Voya Investments Distributor, LLC (“Distributor”) reserve the right to reject any purchase order. Please note that cash, traveler's checks, third-party checks, money orders, and checks drawn on non-U.S. banks (even if payment may be effected through a U.S. bank) generally will not be accepted. Common Shares may be issued by the Trust under the Shareholder Reinvestment Program only if the Trust's Common Shares are trading at a premium to NAV. If the Trust's Common Shares are trading at a discount to NAV, Common Shares purchased under the Shareholder Reinvestment Program will be purchased on the open market. See “Plan of Distribution” later in this Prospectus.
Shareholders may elect to participate in the Shareholder Reinvestment Program by telephoning the Trust or submitting a completed Participation Form to BNY Mellon Investment Servicing (US) Inc.
Common Shares also may be offered pursuant to privately negotiated transactions between the Trust or the Distributor and individual investors. Common Shares of the Trust issued in connection with privately negotiated transactions will be issued at the greater of: (i) NAV per Common Share of the Trust's Common Shares; or (ii) at a discount ranging from 0% to 5% of the average daily market price of the Trust's Common Shares at the close of business on the two business days preceding the date upon which Common Shares are sold pursuant to the privately negotiated transaction. See “Plan of Distribution” later in this Prospectus.
Principal Risks
Credit Default Swaps: The Trust may enter into credit default swaps, either as a buyer or a seller of the swap. A buyer of a swap pays a fee to buy protection against the risk that a security will default. If no default occurs, the Trust will have paid the fee, but typically will recover nothing under the swap. A seller of a swap receives payment(s) in return for an obligation to pay the counterparty the full notional value of a security in the event of a default of the security issuer. As a seller of a swap, the Trust would effectively add leverage to its portfolio because, in addition to its total net assets, the Trust would be subject to investment exposure on the full notional value of the swap. Credit default swaps are particularly subject to counterparty, credit, valuation, liquidity and leveraging risks and the risk that the swap may not correlate with its underlying asset as expected. Certain standardized swaps are subject to mandatory central clearing. Central clearing is expected to reduce counterparty credit risk and increase liquidity; however, there is no assurance that central clearing will achieve that result, and in the meantime, central clearing and related requirements expose the Trust to new kinds of costs and risks. In addition, credit default swaps expose the Trust to the risk of improper valuation.
Credit (Loans): Prices of the Trust’s investments are likely to fall if the actual or perceived financial health of the borrowers on, or issuers of, such investments deteriorates, whether because of broad economic or issuer-specific reasons, or if the borrower or issuer is late (or defaults) in paying interest or principal. The Trust invests a substantial portion of its assets in below investment-grade Senior Loans and other below investment-grade assets. Below investment-grade loans commonly known as high-yielding, high risk investments or as “junk” investments involve a greater risk that borrowers may not make timely payment of the interest and principal due on their loans and are subject to greater levels of credit and liquidity risks. They also involve a greater risk that the value of such loans could decline significantly. If borrowers do not make timely payments of the interest due on their loans, the yield on the Common Shares will decrease. If borrowers do not make timely payment of the principal due on their loans, or if the value of such loans decreases, the net asset value will decrease.
Demand for Loans: An increase in demand for loans may benefit the Trust by providing increased liquidity for such loans and higher sales prices, but it may also adversely affect the rate of interest payable on such loans and the rights provided to the Trust under the terms of the applicable loan agreement, and may increase the price of loans in the secondary market. A decrease in the demand for loans may adversely affect the price of loans in the Trust’s portfolio, which could cause the Trust’s net asset value to decline and reduce the liquidity of the Trust’s loan holdings.
Derivative Instruments: Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Trust. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Trust and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Trust may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investment, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Trust to the risk of improper valuation.
Impact of Shareholder Reinvestment Program and Privately Negotiated Transactions: The issuance of Common Shares through the Shareholder Reinvestment Program and/or through privately negotiated transactions may have an adverse effect on the secondary market for the Common Shares. The increase in the number of the outstanding Common Shares resulting
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from issuances pursuant to the Shareholder Reinvestment Program or pursuant to privately negotiated transactions, and the discount to the market price at which such Common Shares may be issued, may put downward pressure on the market price for Common Shares. Common Shares will not be issued pursuant to the Shareholder Reinvestment Program at any time when Common Shares are trading at a price lower than the net asset value per Common Share.
Interest Rate: Changes in short-term market interest rates will directly affect the yield on Common Shares. If short-term market interest rates fall, the yield on Common Shares will also fall. To the extent that the interest rate spreads on loans in the Trust’s portfolio experience a general decline, the yield on the Common Shares will fall and the value of the Trust’s assets may decrease, which will cause the Trust’s net asset value to decrease. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on assets in the Trust’s portfolio, the impact of rising rates will be delayed to the extent of such lag. In the case of inverse securities, the interest rate paid by such securities generally will decrease when the market rate of interest to which the inverse security is indexed increases. With respect to investments in fixed rate instruments, a rise in market interest rates generally causes values of such instruments to fall. The values of fixed rate instruments with longer maturities or duration are more sensitive to changes in market interest rates.
As of the date of this Prospectus, market interest rates in the United States are at or near historic lows, which may increase the Trust’s exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility, which could reduce liquidity for certain investments, adversely affect values, and increase costs. If dealer capacity in fixed-income and related markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income and related markets. Further, recent and potential changes in government policy may affect interest rates.
Leverage: The use of leverage through borrowings or the issuance of Preferred Shares can adversely affect the yield on the Common Shares. To the extent that the Trust is unable to invest the proceeds from the use of leverage in assets which pay interest at a rate which exceeds the rate paid on the leverage, the yield on the Common Shares will decrease. In addition, in the event of a general market decline in the value of assets such as those in which the Trust invests, the effect of that decline will be magnified in the Trust because of the additional assets purchased with the proceeds of the leverage. Further, because the fee paid to the Adviser will be calculated on the basis of Managed Assets, the fee will be higher when leverage is utilized, giving the Adviser an incentive to utilize leverage. The Trust is subject to certain restrictions imposed by lenders to the Trust and may be subject to certain restrictions imposed by guidelines of one or more rating agencies which may issue ratings for debt or the Preferred Shares issued by the Trust.
These restrictions are expected to impose asset coverage, fund composition requirements and limits on investment techniques, such as the use of financial derivative products that are more stringent than those imposed on the Trust by the 1940 Act. These restrictions could impede the manager from fully managing the Trust’s portfolio in accordance with the Trust’s investment objective and policies. As of June 5, 2020 the Trust had $239.6 million in outstanding borrowings under one credit facility.
Limited Secondary Market for Loans: Because of the limited secondary market for loans, the Trust may be limited in its ability to sell loans in its portfolio in a timely fashion and/or at a favorable price. Furthermore, transactions in loans typically settle on a delayed basis and typically take longer than 7 days to settle. As a result the Trust may not receive the proceeds from a sale of a floating rate loan for a significant period of time which may affect the Trust’s ability to repay debt, to pay dividends, to pay expenses, or to take advantage of new investment opportunities.
Market Discount: Shares of closed-end investment companies frequently trade at a discount from their net asset value. The possibility that Common Shares will trade at a discount from their net asset value is a risk separate and distinct from the risk that the net asset value may decrease.
Market Disruption and Geopolitical: The Trust is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the U.S. War, terrorism, global health crises and pandemics, and other geopolitical events have led, and in the future may lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and world economies and markets generally. For example, the recent COVID-19 pandemic has resulted, and may continue to result, in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn in economies throughout the world. Natural and environmental disasters and systemic market dislocations are also highly disruptive to economies and markets. Those events as well as other changes in non-U.S. and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the investments of the Trust and the Trust. Any of these occurrences could disrupt the operations of the Trust and of the Trust’s service providers.
Non-U.S. and Non-Canadian Issuers: Investment in foreign borrowers involves special risks, including that foreign borrowers may be subject to: less rigorous regulatory, accounting, and reporting requirements than U.S. borrowers; differing legal systems and laws relating to creditors’ rights; the potential inability to enforce legal judgments; economic adversity that
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would result if the value of the borrower’s non-U.S. dollar denominated revenues and assets were to fall because of fluctuations in currency values; and the potential for political, social, and economic adversity in the foreign borrower’s country.
Temporary Defensive Positions: When market conditions make it advisable, the Trust may hold a portion of its assets in cash and short-term interest bearing instruments. Moreover, in periods when, in the opinion of the manager, a temporary defensive position is appropriate, up to 100% of the Trust’s assets may be held in cash, short-term interest bearing instruments and/or any other securities the manager considers consistent with a temporary defensive position. The Trust may not achieve its investment objective when pursuing a temporary defensive position.
Valuation of Loans: The Trust values its assets daily. However, because the secondary market for floating rate loans is limited, it may be difficult to value loans, exposing the Trust to the risk that the price at which it sells loans will be less than the price at which they were valued when held by the Trust. Reliable market value quotations may not be readily available for some loans and determining the fair valuation of such loans may require more research than for securities that trade in a more active secondary market. In addition, elements of judgment may play a greater role in the valuation of loans than for more securities that trade in a more developed secondary market because there is less reliable, objective market value data available. If the Trust purchases a relatively large portion of a loan, the limitations of the secondary market may inhibit the Trust from selling a portion of the loan and reducing its exposure to a borrower when the manager deems it advisable to do so. Even if the Trust itself does not own a relatively large portion of a particular loan, the Trust, in combination with other similar accounts under management by the same portfolio managers, may own large portions of loans. The aggregate amount of holdings could create similar risks if and when the portfolio managers decide to sell those loans. These risks could include, for example, the risk that the sale of an initial portion of the loan could be at a price lower than the price at which the loan was valued by the Trust, the risk that the initial sale could adversely impact the price at which additional portions of the loan are sold, and the risk that the foregoing events could warrant a reduced valuation being assigned to the remaining portion of the loan still owned by the Trust.
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WHAT YOU PAY TO INVEST - TRUST EXPENSES

The cost you pay to invest in the Trust includes the expenses incurred by the Trust. In accordance with SEC requirements, the table below shows the expenses of the Trust, including interest expense on borrowings, as a percentage of the average net assets of the Trust and not as a percentage of gross assets or Managed Assets. By showing expenses as a percentage of the average net assets, expenses are not expressed as a percentage of all of the assets that are invested for the Trust. The table below assumes that the Trust has borrowed an aggregate amount equal to 30% of its Managed Assets. For information about the Trust’s expense ratios if the Trust had not borrowed, see “Risk Factors and Special Considerations - Annual Expenses Without Borrowings.”
Fees and Expenses of the Trust

Shareholder Transaction Expenses:
Shareholder Reinvestment Program Fees	None
Privately Negotiated Transactions:
Sales Load (as a percentage of offering price)	3.00%
Annual Expenses (as a percentage of average net assets attributable to Common Shares):
Management Fees[1]	1.50%
Interest Expense on Borrowed Funds	1.37%
Other Operating Expenses[2]	0.16%
Total Annual Expenses	3.03%
Fee Waivers/Reimbursements/Recoupment[3]	None
Net Annual Expenses	3.03%
1	Pursuant to the investment management agreement with the Trust, the Adviser is paid a fee of 1.05% of the Trust's Managed Assets. For the description of “Managed Assets,” please see “Description of the Trust – Adviser/Sub-Adviser” earlier in this Prospectus.
2	Other Operating Expenses are estimated amounts for the current fiscal year and do not include the expenses of borrowing.
3	The Adviser is contractually obligated to limit expenses of the Trust at a rate of 1.05% of average daily Managed Assets plus 0.15% of average daily net assets through July 1, 2021. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. The limitation is subject to possible recoupment by the adviser within 36 months of the waiver or reimbursement and the amount of the recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense cap in effect at the time of the waiver or reimbursement; or (ii) the expense cap in effect at the time of recoupment. Termination or modification of this obligation requires approval by the Trust’s Board.
Example
The following Example shows the amount of the expenses that an investor in the Trust would bear on a $1,000 investment that is held for the different time periods in the table. The Example assumes that all dividends and other distributions are reinvested at NAV and that the percentage amounts listed under Total Annual Expenses in the table above remain the same in the years shown. The table and the assumption in the Example of a 5% annual return are required by regulations of the SEC applicable to all investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Trust's Common Shares. For more complete descriptions of certain of the Trust's costs and expenses, see “Investment Management and Other Service Providers.”
The following Example applies to shares issued in connection with privately negotiated transactions, which have the maximum front-end sales load of 3%.
	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return and borrowings by the Trust in an aggregate amount equal to 30% of its Managed Assets.	$60	124	192	388
The purpose of the table is to assist you in understanding the various costs and expenses that an investor in the Trust will bear directly or indirectly.
The foregoing Example should not be considered a representation of future expenses and actual expenses may be greater or less than those shown.
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FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Trust's financial performance for the periods shown. Certain information reflects the financial results for a single share. The total returns in the table represent the rate of return that an investor would have earned or lost on an investment in the Trust (assuming reinvestment of all dividends and/or distributions). The information for the fiscal year ended February 29, 2020, has been audited by Ernst & Young LLP, whose report, along with the Trust’s financial statements, is included in the Trust’s Annual Report, which is available upon request. The information for the prior fiscal years or periods was audited by a different independent public accounting firm.
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FINANCIAL HIGHLIGHTS (continued)

Selected data for a share of beneficial interest outstanding throughout each year or period.
			Per Share Operating Performance									Total Investment Return(1)		Ratios to average net assets				Supplemental data
	Net asset value, beginning of year or period	Net investment income (loss)	Net realized and unrealized gain (loss)	Distribution to Preferred Shareholders	Change in net asset value from Share offerings	Total from investment operations	Distributions to Common Shareholders from net investment income	Distributions from return of capital	Total distributions	Net asset value, end of year or period	Closing market price, end of year or period	Total Investment Return at net asset value(2)	Total Investment Return at closing market price(3)	Expenses, prior to fee waivers and/or recoupments, if any(4)	Expenses (before interest and other fees related to revolving credit facility)(4)	Expenses, net of fee waivers and/or recoupments, if any(4)	Net investment income (loss)(4)	Net assets, end of year or period	Portfolio Turnover
Year or period ended	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)	(%)	(%)	(%)	(%)	(%)	(%)	($000's)%
02-29-20	5.54	0.30	(0.23)	—	—	0.07	(0.31)	—	(0.31)	5.30	4.91	1.88	8.48	2.86	1.62	2.85	5.29	782,813	53
02-28-19	5.69	0.29	(0.14)	—	—	0.15	(0.30)	—	(0.30)	5.54	4.82	3.37	(1.02)	2.92	1.64	2.90	5.16	818,100	60
02-28-18	5.80	0.30	(0.12)	—	—	0.18	(0.25)	(0.04)	(0.29)	5.69	5.17	3.62	(2.31)	2.55	1.64	2.54	4.58	840,774	89
02-28-17	5.36	0.31	0.45	—	—	0.76	(0.32)	—	(0.32)	5.80	5.59	14.93	28.24	2.24	1.62	2.24	5.44	857,138	67
02-29-16	5.93	0.32	(0.56)	—	—	(0.24)	(0.33)	—	(0.33)	5.36	4.63	(3.72)	(10.17)	2.08	1.61	2.08	5.54	792,177	44
02-28-15	6.08	0.33	(0.13)	—	—	0.20	(0.35)	—	(0.35)	5.93	5.49	3.83	(0.44)	2.10	1.64	2.09	5.58	876,412	68
02-28-14	6.02	0.40	0.07	—	—	0.47	(0.40)	(0.01)	(0.41)	6.08	5.87	8.15	(4.04)	2.15	1.65	2.15	6.47	898,254	96
02-28-13	5.79	0.46	0.19	—	—	0.65	(0.42)	—	(0.42)	6.02	6.55	11.72	27.73	2.14	1.63	2.14	7.76	887,047	93
02-29-12	6.08	0.35	(0.32)	(0.00)*	—	0.03	(0.32)	—	(0.32)	5.79	5.51	0.81	(3.11)	2.20	1.67	2.20	6.07	851,278	81
02-28-11	5.72	0.30	0.38	(0.00)*	—	0.68	(0.30)	(0.02)	(0.32)	6.08	6.02	12.32	7.09	1.93	1.59	1.93	4.87	893,661	60

(1)	Total investment return calculations are attributable to common shares.
(2)	Total investment return at net asset value has been calculated assuming a purchase at net asset value at the beginning of each period and a sale at net asset value at the end of each period and assumes reinvestment of dividends, capital gain distributions and return of capital distributions/allocations, if any, in accordance with the provisions of the dividend reinvestment plan.
(3)	Total investment return at market value has been calculated assuming a purchase at market value at the beginning of each period and a sale at market value at the end of each period and assumes reinvestment of dividends, capital gain distributions, and return of capital/allocations, if any, in accordance with the provisions of the dividend reinvestment plan.
(4)	The Adviser has entered into a written expense limitation agreement with the Trust under which it will limit the expenses of the Trust (excluding interest, taxes, investment-related costs, leverage expenses, and acquired fund fees and expenses) subject to possible recoupment by the Adviser within three years of being incurred.
*	Amount is less than $0.005 or more than $(0.005).
8

FINANCIAL HIGHLIGHTS (continued)

Selected data for a share of beneficial interest outstanding throughout each year or period.
	Ratios to average to average net assets plus borrowings				Supplemental data
	Expenses (before interest and other fees related to revolving credit facility)	Expenses, prior to fee waivers and/or recoupments, if any	Expenses, net of fee waivers and/or recoupments, if any	Net investment income (loss)	Preferred Shares - Aggregate amount outstanding	Liquidation and market value per share of Preferred Shares	Asset coverage inclusive of Preferred Shares and debt per share(a)	Borrowings at end of period	Asset coverage per $1,000 of debt(a)	Average borrowings	Common shares outstanding at end of year or period
Year or period ended	(%)	(%)	(%)	(%)	($000's)	($)	($)	($000's)	($)	($000's)	($000's)
02-29-20	1.16	2.06	2.05	3.81	—	—	3	315,900	3,478	312,939	147,788
02-28-19	1.16	2.08	2.07	3.68	—	—	4	332,800	3,534	332,698	147,788
02-28-18	1.16	1.81	1.80	3.25	—	—	4	322,100	3,610	343,074	147,788
02-28-17	1.16	1.60	1.60	3.88	—	—	4	331,100	3,589	337,209	147,788
02-29-16	1.15	1.50	1.50	3.98	—	—	3	324,300	3,443	331,738	147,788
02-28-15	1.16	1.49	1.48	3.95	—	—	4	323,500	3,709	362,490	147,788
02-28-14	1.15	1.50	1.50	4.51	—	—	3	407,000	3,207	387,979	147,788
02-28-13	1.17	1.53	1.53	5.55	—	—	3	370,600	3,394	345,145	147,427
02-29-12	1.24	1.64	1.64	4.51	—	—	3	364,000	3,339	293,444	147,116
02-28-11	1.39	1.68	1.68	4.26	100,000	25,000	102,850	187,000	6,314	122,641	146,954

(a)	Asset coverage ratios, for fiscal year periods beginning after 2011, is presented to represent the coverage availability to each $1,000 of borrowings. Asset coverage ratios, for periods prior to fiscal 2009, represented the coverage available for both the borrowings and Preferred Shares expressed in relation to each $1,000 of borrowings and Preferred Shares liquidation value outstanding. The Asset coverage ratio per $1,000 of debt for periods subsequent to fiscal 2008, is presented to represent the coverage available to each $1,000 of borrowings before consideration of any Preferred Shares liquidation price, while the Asset coverage inclusive of Preferred Shares, presents the coverage available to both borrowings and Preferred Shares, expressed in relation to the per share liquidation price of the Preferred Shares.
9

TRADING AND NAV INFORMATION

The following table shows for the Trust's Common Shares for the periods indicated: (1) the high and low closing prices as shown on the NYSE Composite Transaction Tape; (2) the NAV per Common Share represented by each of the high and low closing prices as shown on the NYSE Composite Transaction Tape; and (3) the discount from or premium to NAV per Share (expressed as a percentage) represented by these closing prices. The table also sets forth the aggregate number of shares traded as shown on the NYSE Composite Transaction Tape during the respective quarter.
	Price($)		NAV($)		Premium/(Discount) To NAV(%)		Reported NYSE Volume
Calendar Quarter Ended	High	Low	High	Low	High	Low
March 31, 2017	5.61	5.41	5.81	5.76	(3.28)	(6.24)	27,074,900
June 30, 2017	5.47	5.27	5.77	5.70	(4.87)	(7.54)	23,390,800
September 30, 2017	5.38	5.14	5.72	5.65	(5.78)	(9.33)	21,891,800
December 31, 2017	5.25	5.01	5.68	5.63	(7.24)	(11.33)	33,105,200
March 31, 2018	5.21	5.06	5.71	5.63	(8.27)	(11.03)	23,146,200
June 30, 2018	5.18	5.02	5.68	5.63	(8.80)	(11.15)	21,422,900
September 30, 2018	5.04	4.93	5.68	5.63	(10.80)	(12.74)	28,844,600
December 31, 2018	4.96	4.45	5.69	5.26	(12.75)	(16.67)	39,855,200
March 31, 2019	4.87	4.54	5.54	5.27	(11.45)	(14.52)	29,562,500
June 30, 2019	4.89	4.71	5.57	5.46	(11.25)	(14.21)	17,592,200
September 30, 2019	4.83	4.63	5.49	5.40	(11.70)	(14.42)	20,385,700
December 31, 2019	5.02	4.66	5.44	5.31	(7.72)	(12.94)	35,375,800
March 31, 2020	5.18	3.11	5.47	3.83	(4.25)	(22.80)	48,985,400
On June 5, 2020 the last reported sale price of a Common Share of the Trust's Common Shares on the NYSE was $4.15. The Trust's NAV on June 5, 2020 was $4.71. See “How Shares Are Priced.” This represented an (11.89)% discount from the NAV, which was $4.71 as of that date.
The Trust's Common Shares have traded in the market above, at, and below NAV since March 9, 1992, when the Trust's Common Shares were listed on the NYSE. The Trust cannot predict whether its Common Shares will trade in the future at a premium or discount to NAV, and if so, the level of such premium or discount. Shares of closed-end investment companies frequently trade at a discount from NAV.
10

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective
The Trust's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The investment objective is fundamental and may not be changed without a majority vote of the shareholders of the Trust. See “Description of the Trust – Fundamental and Non-Fundamental Investment Policies of the Trust” later in this Prospectus. The Trust seeks to achieve this investment objective by investing in the types of assets described below:
1.	Senior Loans. Under normal market conditions, at least 80% of the Trust's net assets (plus borrowings for investment purposes) will be invested in Senior Loans. This investment policy may be changed without shareholder approval so long as the Trust provides its shareholders with at least 60 days' prior notice of any changes in this investment policy. Under normal market conditions, the Trust invests at least 80% of its assets in Senior Loans made to corporations or other business entities organized under U.S. or Canadian law and that are domiciled in the United States and in U.S. territories and possessions or Canada.
The Senior Loans in which the Trust invests either hold the most senior position in the capital structure of the borrower, hold an equal ranking with other senior debt, or have characteristics (such as a senior position secured by liens on a borrower's assets) that the Adviser or Sub-Adviser believes justify treatment as senior debt. These Senior Loans are typically rated below investment-grade credit quality. Investments rated below investment-grade (or of similar quality if unrated) are commonly known as high-yielding, high risk investments or as “junk” investments.
The Trust typically makes its investments in Senior Loans by purchasing a portion of the overall loan, i.e., the Trust becomes one of a number of lenders investing in the loan. The Trust may also make its investments in Senior Loans through the use of derivative instruments such as participations, credit-linked notes, credit default swaps, and total return swaps as long as the reference obligation for any such instrument is a Senior Loan. Investments through the use of such derivative instruments involve counterparty risk, i.e., the risk that the party from which such instrument is purchased will not perform as agreed. The Trust seeks to minimize such counterparty risk by purchasing such investments only from large, well established and highly rated counterparties.
2.	Other Investments. Under normal market conditions, the Trust may invest up to 20% of its total assets, measured at the time of investment, in a combination of one or more of the following types of investments (“Other Investments”):
•	loans to borrowers organized or located in countries outside the United States and outside U.S. territories and possessions or Canada;
•	unsecured floating rate loans, notes, and other debt instruments;
•	floating rate subordinated loans;
•	tranches of floating rate asset-backed securities, including structured notes;
•	corporate debt securities;
•	executing repurchase and reverse repurchase agreements; and
•	equity securities incidental to investments in loans.
3.	Cash and Short-Term Instruments. Under normal market conditions, the Trust may invest in cash and/or short-term instruments. During periods when, in the opinion of the Adviser or Sub-Adviser, a temporary defensive posture in the market is appropriate, the Trust may hold up to 100% of its assets in cash and/or short-term instruments.
4.	Other Investment Strategies. The Trust may lend its portfolio securities, on a short-term or long-term basis, in an amount up to 33 1⁄3% of its total assets.
Fundamental Policies
1.	Industry Concentration. The Trust may invest in any industry. The Trust may not invest more than 25% of its total assets, measured at the time of investment, in any single industry.
2.	Borrower Diversification. The Trust is diversified, as such term is defined in the 1940 Act. A diversified fund may not, as to 75% of its total assets, invest more than 5% of its total assets in any one issuer and may not purchase more than 10% of the outstanding voting securities of any one issuer (other than securities issues or guaranteed
11

INVESTMENT OBJECTIVE AND POLICIES (continued)

by the U.S. government or any of its agencies or instrumentalities, or other investment companies). The Trust will consider the borrower on a loan, including a loan participation, to be the issuer of such loan. With respect to no more than 25% of its total assets, the Trust may make investments that are not subject to the foregoing restrictions.
These fundamental policies may only be changed with approval by a majority of all shareholders. See “Description of the Trust – Fundamental and Non-Fundamental Investment Policies of the Trust” later in this Prospectus.
Investment Policies
The Adviser and Sub-Adviser follow certain investment policies set by the Trust's Board. Some of those policies are set forth below. Please refer to the SAI for additional information on these and other investment policies.
1.	Limitations on currencies. The Trust's investments must be denominated in U.S. dollars, provided that the Trust may invest up to 15% of its total assets in investments denominated in the OECD currencies (including the euro), other than the U.S. dollar. The Trust will engage in currency exchange transactions to seek to hedge, as closely as practicable, 100% of the economic impact to the Trust arising from foreign currency fluctuations.
2.	Maturity. Although the Trust has no restrictions on portfolio maturity, under normal market conditions, at least 80% of the Trust's total assets will be invested in assets with remaining maturities of one to ten years. The maximum maturity on any loan in which the Trust can invest is ten years.
3.	Limitations on Other Investments. The Trust may also invest up to 20% of its total assets, measured at the time of investment, in Other Investments. The following additional limitations apply to Other Investments:
•	Unsecured Debt Instruments. The Trust may not invest in unsecured floating rate loans, notes, and other debt instruments, in an aggregate amount that exceeds 20% of the Trust's total assets, measured at the time of investment.
•	Equities. The Trust may acquire equity securities only as an incident to the purchase or ownership of a loan or in connection with a reorganization of a borrower or its debt.
•	Subordinated Loans. The Trust may not invest in floating rate subordinated loans, whether or not secured, in an aggregated amount that exceeds 5% of its total assets, measured at the time of investment.
4.	Investment Quality; Credit Analysis. Loans in which the Trust invests generally are rated below investment-grade credit quality or are unrated. In acquiring a loan, the Adviser or Sub-Adviser will consider some or all of the following factors concerning the borrower: ability to service debt from internally generated funds; adequacy of liquidity and working capital; appropriateness of capital structure; leverage consistent with industry norms; historical experience of achieving business and financial projections; the quality and experience of management; and adequacy of collateral coverage. The Adviser or Sub-Adviser performs its own independent credit analysis of each borrower. In so doing, the Adviser or Sub-Adviser may utilize information and credit analyses from agents that originate or administer loans, other lenders investing in a loan, and other sources. The Adviser or Sub-Adviser also may communicate directly with management of the borrowers. These analyses continue on a periodic basis for any Senior Loan held by the Trust. See “Risk Factors and Special Considerations - Credit for Loans.”
5.	Use of Leverage. The Trust may borrow money and issue Preferred Shares to the fullest extent permitted by the 1940 Act. See “Investment Objective and Policies - Policy on Borrowing” and “Investment Objective and Policies - Policy on Issuance of Preferred Shares.”
6.	Short-term Instruments. Short-term instruments in which the Trust invests may include: (i) commercial paper rated A-1 by S&P Global Ratings (“S&P”) or P-1 by Moody's Investors Service, Inc. (“Moody's”), or of comparable quality as determined by the Adviser or Sub-Adviser; (ii) certificates of deposit, bankers' acceptances, and other bank deposits and obligations; and (iii) securities issued or guaranteed by the U.S. government, its agencies, or instrumentalities.
Policy on Borrowing
The Trust has a policy of borrowing for investment purposes. The Trust seeks to use proceeds from borrowing to acquire loans and other investments which pay interest at a rate higher than the rate the Trust pays on borrowings. Accordingly, borrowing has the potential to increase the Trust's total income available to holders of its Common Shares.
The Trust may issue notes, commercial paper, or other evidences of indebtedness and may be required to secure repayment by mortgaging, pledging, or otherwise granting a security interest in the Trust's assets. The terms of any such borrowings will be subject to the provisions of the 1940 Act and they will also be subject to the more restrictive
12

INVESTMENT OBJECTIVE AND POLICIES (continued)

terms of any credit agreements relating to borrowings and, to the extent the Trust seeks a rating for borrowings, to additional guidelines imposed by rating agencies, which are expected to be more restrictive than the provisions of the 1940 Act. The Trust may borrow money in an amount permitted under the 1940 Act, including the rules, regulations, interpretations thereunder, and any exemptive or other relief provided by the SEC. See “Risk Factors and Special Considerations - Leverage” and “Risk Factors and Special Considerations - Restrictive Covenants and 1940 Act Restrictions.”
Policy on Issuance of Preferred Shares
The Trust has a policy which permits it to issue Preferred Shares for investment purposes. The Trust seeks to use the proceeds from Preferred Shares to acquire loans and other investments which pay interest at a rate higher than the dividends payable on Preferred Shares. The terms of the issuance of Preferred Shares are subject to the 1940 Act and to additional guidelines imposed by rating agencies, which are more restrictive than the provisions of the 1940 Act. Under the 1940 Act, the Trust may issue Preferred Shares so long as immediately after any issuance of Preferred Shares the value of the Trust's total assets (less all Trust liabilities and indebtedness that is not senior indebtedness) is at least twice the amount of the Trust's senior indebtedness plus the involuntary liquidation preference of all outstanding Preferred Shares. See “Risk Factors and Special Considerations - Leverage.” As of June 5, 2020 the Trust had no Preferred Shares outstanding.
13

THE TRUST'S INVESTMENTS

As stated under “Investment Objective and Policies,” the Trust will invest primarily in Senior Loans. This section contains a discussion of the characteristics of Senior Loans and the manner in which those investments are made.
Senior Loan Characteristics
Senior Loans are loans that are typically made to business borrowers to finance leveraged buy-outs, recapitalizations, mergers, stock repurchases, and internal growth. Senior Loans generally hold the most senior position in the capital structure of a borrower and are usually secured by liens on the assets of the borrowers; including tangible assets such as cash, accounts receivable, inventory, property, plant and equipment, common and/or preferred stocks of subsidiaries; and intangible assets including trademarks, copyrights, patent rights, and franchise value. The Trust may also receive guarantees as a form of collateral.
Senior Loans are typically structured to include two or more types of loans within a single credit agreement. The most common structure is to have a revolving loan and a term loan. A revolving loan is a loan that can be drawn upon, repaid fully or partially, and then the repaid portions can be drawn upon again. A term loan is a loan that is fully drawn upon immediately and once repaid, it cannot be drawn upon again. Sometimes there may be two or more term loans and they may be secured by different collateral, have different repayment schedules and maturity dates. In addition to revolving loans and term loans, Senior Loan structures can also contain facilities for the issuance of letters of credit and may contain mechanisms for lenders to pre-fund letters of credit through credit-linked deposits.
The Trust typically invests only in the term loan portions of Senior Loan structures, although it does sometimes invest in the revolving loan portions and the pre-funded letters of credit portions.
By virtue of their senior position and collateral, Senior Loans typically provide lenders with the first right to cash flows or proceeds from the sale of a borrower's collateral if the borrower becomes insolvent (subject to the limitations of bankruptcy law, which may provide higher priority to certain claims such as employee salaries, employee pensions, and taxes). This means Senior Loans are generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders.
Senior Loans typically pay interest at least quarterly at rates which equal a fixed percentage spread over a base rate such as the London Inter-Bank Offered Rate (“LIBOR”). For example, if LIBOR were 3% and the borrower were paying a fixed spread of 2.50%, the total interest rate paid by the borrower would be 5.50%. Base rates, and therefore the total rates paid on Senior Loans, float, i.e., they change as market rates of interest change.
Although a base rate such as LIBOR can change every day, loan agreements for Senior Loans typically allow the borrower the ability to choose how often the base rate for its loan will change. A single loan may have multiple reset periods at the same time, with each reset period applicable to a designated portion of the loan. Such periods can range from one day to one year, with most borrowers choosing monthly or quarterly reset periods. During periods of rising interest rates, borrowers will tend to choose longer reset periods, and during periods of declining interest rates, borrowers will tend to choose shorter reset periods. The fixed spread over the base rate on a Senior Loan typically does not change.
Senior Loans generally are arranged through private negotiations between a borrower and several financial institutions represented by an agent who is usually one of the originating lenders. In larger transactions, it is common to have several agents; however, generally only one such agent has primary responsibility for ongoing administration of a Senior Loan. Agents are typically paid fees by the borrower for their services. The agent is primarily responsible for negotiating the loan agreement which establishes the terms and conditions of the Senior Loan and the rights of the borrower and the lenders. The agent also is responsible for monitoring collateral and for exercising remedies available to the lenders such as foreclosure upon collateral.
Loan agreements may provide for the termination of the agent's agency status in the event that it fails to act as required under the relevant loan agreement, becomes insolvent, enters Federal Deposit Insurance Corporation (“FDIC”) receivership or, if not FDIC insured, enters into bankruptcy. Should such an agent, lender, or assignor with respect to an assignment interpositioned between the Trust and the borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of such person and any loan payment held by such person for the benefit of the Trust should not be included in such person's or entity's bankruptcy estate. If, however, any such amount were included in such person's or entity's bankruptcy estate, the Trust would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In this event, the Trust could experience a decrease in the NAV.
14

THE TRUST'S INVESTMENTS (continued)

The Trust acquires Senior Loans from lenders such as commercial and investment banks, insurance companies, finance companies, other investment companies, and private investment funds.
Investment by the Trust
The Trust typically invests in Senior Loans primarily by purchasing an assignment of a portion of a Senior Loan from a third party, either in connection with the original loan transaction (i.e., in the primary market) or after the initial loan transaction (i.e., in the secondary market). When the Trust purchases a Senior Loan in the primary market, it may share in a fee paid to the original lender. When the Trust purchases a Senior Loan in the secondary market, it may pay a fee to, or forego a portion of interest payments from, the lender making the assignment. The Trust may also make its investments in Senior Loans through the use of derivative instruments such as participations, credit-linked notes, credit default swaps, and total return swaps as long as the reference obligation for any such instrument is a Senior Loan. Investments through the use of such derivative instruments involve counterparty risk, i.e., the risk that the party from which such instrument is purchased will not perform as agreed. Unlike an assignment as described below, the Trust does not have a direct contractual relationship with the borrower. The Trust seeks to minimize such counterparty risk by purchasing such investments only from large, well-established, and highly-rated counterparties.
There is no minimum rating or other independent evaluation of a borrower limiting the Trust's investments and most Senior Loans that the Trust may acquire, if rated, will be rated below investment-grade credit quality. See “Risk Factors and Special Considerations - Credit for Loans.”
Assignments.  When the Trust is a purchaser of an assignment, it succeeds to all the rights and obligations under the loan agreement of the assigning lender and becomes a lender under the loan agreement with the same rights and obligations as the assigning lender. These rights include the ability to vote along with the other lenders on such matters as enforcing the terms of the loan agreement (e.g., declaring defaults, initiating collection action, etc.). Taking such actions typically requires at least a vote of the lenders holding a majority of the investment in the loan and may require a vote by lenders holding two-thirds or more of the investment in the loan. Because the Trust usually does not hold a majority of the investment in any loan, it will not be able by itself to control decisions that require a vote by the lenders.
Acquisition Costs.  When the Trust acquires an interest in a Senior Loan in the primary market, it typically acquires the loan at par value less its portion of the fee paid to all originating lenders. When the Trust acquires an interest in a Senior Loan in the secondary market, it may be at par value but typically the Trust will do so at premium or discount to par value.
15

RISK FACTORS AND SPECIAL CONSIDERATIONS

Risk is inherent in all investing. The following discussion summarizes some of the risks that you should consider before deciding whether to invest in the Trust. For additional information about the risks associated with investing in the Trust, please see the SAI.
Asset-Backed Securities: Defaults on, or low credit quality or liquidity of the underlying assets of the asset-backed securities may impair the value of these securities and result in losses. There may be limitations on the enforceability of any security interest or collateral granted with respect to those underlying assets and the value of collateral may not satisfy the obligation upon default. These securities also present a higher degree of prepayment and extension risk and interest rate risk than do other types of debt instruments. Because of prepayment risk and extension risk, small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain asset-backed securities. The value of longer-term securities generally changes more in response to changes in market interest rates than shorter term securities.
These securities may be significantly affected by government regulation, market interest rates, market perception of the creditworthiness of an issuer servicer, and loan-to-value ratio of the underlying assets. During an economic downturn, the mortgages, commercial or consumer loans, trade or credit card receivables, installment purchase obligations, leases, or other debt obligations underlying an asset-backed security may experience an increase in defaults as borrowers experience difficulties in repaying their loans which may cause the valuation of such securities to be more volatile and may reduce the value of such securities. These risks are particularly heightened for investments in asset-backed securities that contain sub-prime loans which are loans made to borrowers with weakened credit histories and often have higher default rates.
Bank Instruments: Bank instruments include certificates of deposit, fixed time deposits, bankers’ acceptances, and other debt and deposit-type obligations issued by banks. Changes in economic, regulatory or political conditions, or other events that affect the banking industry may have an adverse effect on bank instruments or banking institutions that serve as counterparties in transactions with the Trust.
Corporate Debt Instruments: Corporate debt instruments are subject to the risk of the issuer’s inability to meet principal and interest payments on the obligation. The value of corporate debt instruments may be subject to price volatility due to such factors as market interest rates, market perception of the creditworthiness of the issuer, and general market liquidity. When market interest rates decline, the value of corporate debt instruments can be expected to rise, and when market interest rates rise, the value of those securities can be expected to decline. Corporate debt instruments with longer maturities tend to be more sensitive to market interest rate movements than those with shorter maturities.
Credit Default Swaps: The Trust may enter into credit default swaps, either as a buyer or a seller of the swap. A buyer of a swap pays a fee to buy protection against the risk that a security will default. If no default occurs, the Trust will have paid the fee, but typically will recover nothing under the swap. A seller of a swap receives payment(s) in return for an obligation to pay the counterparty the full notional value of a security in the event of a default of the security issuer. As a seller of a swap, the Trust would effectively add leverage to its portfolio because, in addition to its total net assets, the Trust would be subject to investment exposure on the full notional value of the swap. Credit default swaps are particularly subject to counterparty, credit, valuation, liquidity and leveraging risks and the risk that the swap may not correlate with its underlying asset as expected. Certain standardized swaps are subject to mandatory central clearing. Central clearing is expected to reduce counterparty credit risk and increase liquidity; however, there is no assurance that central clearing will achieve that result, and in the meantime, central clearing and related requirements expose the Trust to new kinds of costs and risks. In addition, credit default swaps expose the Trust to the risk of improper valuation.
Credit Facility: The Trust has a policy of borrowing to acquire income-producing investments. The Trust currently is a party to a credit facility with State Street Bank and Trust Company and The Bank of Nova Scotia that permits the Trust to borrow up to an aggregate amount of $351 million. Interest is payable on the amounts borrowed under the credit facility as well as a benchmark rate such as LIBOR or the federal funds rate, plus a facility fee on unused commitments. The lender under the credit facility has a security interest in all assets of the Trust. As of June 5, 2020 the Trust had $239.6 million in outstanding borrowings under one credit facility.
Under the credit facility, the lender has the right to liquidate Trust assets in the event of default by the Trust, and the Trust may be prohibited from paying dividends in the event of a material adverse event or condition regarding the Trust, the Adviser, or Sub-Adviser until outstanding debts are paid or until the event or condition is cured.
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Credit (Loans): Prices of the Trust’s investments are likely to fall if the actual or perceived financial health of the borrowers on, or issuers of, such investments deteriorates, whether because of broad economic or issuer-specific reasons, or if the borrower or issuer is late (or defaults) in paying interest or principal. The Trust invests a substantial portion of its assets in below investment-grade Senior Loans and other below investment-grade assets. Below investment-grade loans commonly known as high-yielding, high risk investments or as “junk” investments involve a greater risk that borrowers may not make timely payment of the interest and principal due on their loans and are subject to greater levels of credit and liquidity risks. They also involve a greater risk that the value of such loans could decline significantly. If borrowers do not make timely payments of the interest due on their loans, the yield on the Common Shares will decrease. If borrowers do not make timely payment of the principal due on their loans, or if the value of such loans decreases, the net asset value will decrease.
The Trust generally invests in loans that are senior in the capital structure of the borrower or issuer, hold an equal ranking with other senior debt, or have characteristics (such as a senior position secured by liens on a borrower’s assets) that the manager believes justify treatment as senior debt. Loans that are senior and secured generally involve less risk than unsecured or subordinated debt and equity instruments of the same borrower because the payment of principal and interest on senior loans is an obligation of the borrower that, in most instances, takes precedence over the payment of dividends or the return of capital to the borrower’s shareholders, and payments to bond holders; and because of the collateral supporting the repayment of the debt instrument. However, the value of the collateral may not equal the Trust’s investment when the debt instrument is acquired or may decline below the principal amount of the debt instrument subsequent to the Trust’s investment. Also, to the extent that collateral consists of stocks of the borrower, or its subsidiaries or affiliates, the Trust bears the risk that the stocks may decline in value, be relatively illiquid, or may lose all or substantially all of their value, causing the Trust’s investment to be undercollateralized. Therefore, the liquidation of the collateral underlying a loan in which the Trust has invested, may not satisfy the borrower’s obligation to the Trust in the event of non-payment of scheduled interest or principal, and the collateral may not be able to be readily liquidated. In addition, it is possible that disputes as to the nature or identity of the collateral securing a loan may delay the Trust's ability to realize on the collateral or, if the dispute is resolved adversely to the Trust, may prevent the Trust from realizing on assets it had considered to constitute collateral.
In the event of the bankruptcy of a borrower or issuer, the Trust could experience delays and limitations on its ability to realize the benefits of the collateral securing the investment. Among the risks involved in a bankruptcy are assertions that the pledge of collateral to secure a loan constitutes a fraudulent conveyance or preferential transfer that would have the effect of nullifying or subordinating the Trust’s rights to the collateral.
The Senior Loans in which the Trust invests are generally rated lower than investment-grade credit quality, i.e., rated lower than Baa by Moody’s Investors Service, Inc. or BBB by S&P Global Ratings, or have been issued by issuers who have issued other debt instruments which, if unrated, would be rated lower than investment-grade credit quality.
Lower quality securities (including securities that have fallen below investment-grade and are classified as “junk bonds” or “high yield securities”) have greater credit risk and liquidity risk than higher quality (investment-grade) securities, and their issuers’ long-term ability to make payments is considered speculative. Prices of lower quality bonds or other debt instruments are also more volatile, are more sensitive to negative news about the economy or the issuer, and have greater liquidity and price volatility risk. Investment decisions are based largely on the credit analysis performed by the manager, and not on rating agency evaluation. This analysis may be difficult to perform. Information about a loan and its borrower generally is not in the public domain. Investors in loans may not be afforded the protections of the anti-fraud provisions of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, because loans may not be considered “securities” under such laws. In addition, many borrowers have not issued securities to the public and are not subject to reporting requirements under federal securities laws. Generally, however, borrowers are required to provide financial information to lenders and information may be available from other loan market participants or agents that originate or administer loans.
Demand for Loans: An increase in demand for loans may benefit the Trust by providing increased liquidity for such loans and higher sales prices, but it may also adversely affect the rate of interest payable on such loans and the rights provided to the Trust under the terms of the applicable loan agreement, and may increase the price of loans in the secondary market. A decrease in the demand for loans may adversely affect the price of loans in the Trust’s portfolio, which could cause the Trust’s net asset value to decline and reduce the liquidity of the Trust’s loan holdings.
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Derivative Instruments: Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Trust. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Trust and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Trust may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. When used as an alternative or substitute for direct cash investment, the return provided by the derivative may not provide the same return as direct cash investment. In addition, given their complexity, derivatives expose the Trust to the risk of improper valuation. Generally, derivatives are sophisticated financial instruments whose performance is derived, at least in part, from the performance of an underlying asset or assets. Derivatives include, among other things, swap agreements, options, forward foreign currency exchange contracts, and futures. Investments in derivatives are generally negotiated over-the-counter with a single counterparty and as a result are subject to credit risks related to the counterparty’s ability or willingness to perform its obligations; any deterioration in the counterparty’s creditworthiness could adversely affect the value of the derivative. In addition, derivatives and their underlying securities may experience periods of illiquidity which could cause the Trust to hold a security it might otherwise sell, or to sell a security it otherwise might hold at inopportune times or at an unanticipated price. A manager might imperfectly judge the direction of the market. For instance, if a derivative is used as a hedge to offset investment risk in another security, the hedge might not correlate to the market’s movements and may have unexpected or undesired results such as a loss or a reduction in gains. The U.S. government has enacted legislation that provides for new regulation of the derivatives market, including clearing, margin, reporting, and registration requirements. The European Union (and other countries outside of the European Union) has implemented similar requirements, which affects the Trust when it enters into a derivatives transaction with a counterparty organized in that country or otherwise subject to that country's derivatives regulations. Because these requirements are new and evolving (and some of the rules are not yet final), their ultimate impact remains unclear. Central clearing is expected to reduce counterparty risk and increase liquidity, however, there is no assurance that it will achieve that result, and in the meantime, central clearing and related requirements expose the Trust to new kinds of costs and risks.
Equity Securities Incidental to Investments in Loans: Investments in equity securities incidental to investment in loans entail certain risks in addition to those associated with investments in loans. The value of such equity securities may change more rapidly, and to a greater extent, than fixed-income debt instruments issued by the same issuer in response to company-specific developments and general market conditions. The Trust’s holdings of equity securities may increase fluctuations in the Trust’s net asset value. The Trust may frequently possess material non-public information about a borrower as a result of its ownership of a loan of such borrower. Because of prohibitions on trading in securities of issuers while in possession of such information, the Trust might be unable to enter into a transaction in a security of such a borrower when it would otherwise be advantageous to do so.
Impact of Shareholder Reinvestment Program and Privately Negotiated Transactions: The issuance of Common Shares through the Shareholder Reinvestment Program and/or through privately negotiated transactions may have an adverse effect on the secondary market for the Common Shares. The increase in the number of the outstanding Common Shares resulting from issuances pursuant to the Shareholder Reinvestment Program or pursuant to privately negotiated transactions, and the discount to the market price at which such Common Shares may be issued, may put downward pressure on the market price for Common Shares. Common Shares will not be issued pursuant to the Shareholder Reinvestment Program at any time when Common Shares are trading at a price lower than the net asset value per Common Share.
Interest Rate: Changes in short-term market interest rates will directly affect the yield on Common Shares. If short-term market interest rates fall, the yield on Common Shares will also fall. To the extent that the interest rate spreads on loans in the Trust’s portfolio experience a general decline, the yield on the Common Shares will fall and the value of the Trust’s assets may decrease, which will cause the Trust’s net asset value to decrease. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on assets in the Trust’s portfolio, the impact of rising rates will be delayed to the extent of such lag. In the case of inverse securities, the interest rate paid by such securities generally will decrease when the market rate
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of interest to which the inverse security is indexed increases. With respect to investments in fixed rate instruments, a rise in market interest rates generally causes values of such instruments to fall. The values of fixed rate instruments with longer maturities or duration are more sensitive to changes in market interest rates.
As of the date of this Prospectus, market interest rates in the United States are at or near historic lows, which may increase the Trust’s exposure to risks associated with rising market interest rates. Rising market interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility, which could reduce liquidity for certain investments, adversely affect values, and increase costs. If dealer capacity in fixed-income and related markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income and related markets. Further, recent and potential changes in government policy may affect interest rates.
Market interest rate changes also may cause the Trust’s net asset value to experience moderate volatility. This is because the value of a loan asset held by the Trust is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. If market interest rates change, a loan’s value could be affected to the extent the interest rate paid on that loan does not reset at the same time. As discussed above, the Trust will ordinarily maintain a dollar-weighted average time until the next interest rate adjustment on its loans of 90 days or less. Therefore, the impact of the lag between a change in market interest rates and the change in the overall rate on the portfolio is expected to be minimal.
To the extent that changes in market rates of interest are reflected not in a change to a base rate such as LIBOR but in a change in the spread over the base rate which is payable on loans of the type and quality in which the Trust invests, the Trust’s net asset value could also be adversely affected. However, unlike changes in market rates of interest for which there is only a temporary lag before the portfolio reflects those changes, changes in a loan’s value based on changes in the market spread on loans in the Trust’s portfolio may be of longer duration.
Finally, substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack the resources to meet higher debt service requirements. In the case of inverse securities, the interest rate paid by the securities is a floating rate, which generally will decrease when the market rate of interest to which the inverse security is indexed increases and will increase when the market rate of interest to which the inverse security is indexed decreases.
Leverage: The use of leverage through borrowings or the issuance of Preferred Shares can adversely affect the yield on the Common Shares. To the extent that the Trust is unable to invest the proceeds from the use of leverage in assets which pay interest at a rate which exceeds the rate paid on the leverage, the yield on the Common Shares will decrease. In addition, in the event of a general market decline in the value of assets such as those in which the Trust invests, the effect of that decline will be magnified in the Trust because of the additional assets purchased with the proceeds of the leverage. Further, because the fee paid to the Adviser will be calculated on the basis of Managed Assets, the fee will be higher when leverage is utilized, giving the Adviser an incentive to utilize leverage. The Trust is subject to certain restrictions imposed by lenders to the Trust and may be subject to certain restrictions imposed by guidelines of one or more rating agencies which may issue ratings for debt or the Preferred Shares issued by the Trust. These restrictions are expected to impose asset coverage, fund composition requirements and limits on investment techniques, such as the use of financial derivative products that are more stringent than those imposed on the Trust by the 1940 Act. These restrictions could impede the manager from fully managing the Trust’s portfolio in accordance with the Trust’s investment objective and policies. As of June 5, 2020 the Trust had $239.6 million in outstanding borrowings under one credit facility.
The Trust is permitted to borrow an amount up to 33 1⁄3%, or such other percentage permitted by law, of its total assets (including the amount borrowed) less all liabilities other than borrowings. The Trust may also issue Preferred Shares so long as immediately after any issuance of Preferred Shares, the value of the Trust’s total assets (less all Trust liabilities and indebtedness that is not senior indebtedness for 1940 Act purposes) is at least twice the amount of the Trust’s senior indebtedness plus the involuntary liquidation preference of all outstanding shares. As of the date of this Prospectus, the Trust had no Preferred Shares outstanding. Borrowings and the issuance of Preferred Shares are referred to in this Prospectus collectively as “leverage.” The Trust may use leverage for investment purposes, to finance the repurchase of its Common Shares, and to meet other cash requirements. The use of leverage for investment purposes increases both investment opportunity and investment risk.
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Capital raised through leverage will be subject to interest and other costs, and these costs could exceed the income earned by the Trust on the proceeds of such leverage. There can be no assurance that the Trust’s income from the proceeds of leverage will exceed these costs. The manager seeks to use leverage for the purposes of making additional investments only if they believe, at the time of using leverage, that the total return on the assets purchased with such funds will exceed interest payments and other costs on the leverage.
The Trust currently uses leverage by borrowing money on a floating rate basis. The current rate on borrowings as of June 5, 2020 is 1.13%.
The Trust’s leveraged capital structure creates special risks not associated with unleveraged funds having similar investment objectives and policies. The funds borrowed pursuant to the credit facilities or obtained through any issuance of Preferred Shares may constitute a substantial lien and burden by reason of their prior claim against the income of the Trust and against the net assets of the Trust in liquidation.
The Trust is not permitted to declare dividends or other distributions, including dividends and distributions with respect to Common Shares or Preferred Shares, or to purchase Common Shares or Preferred Shares unless: (i) at the time thereof the Trust meets certain asset coverage requirements; and (ii) there is no event of default under any credit facility program that is continuing. See “Risk Factors and Special Considerations - Restrictive Covenants and 1940 Act Restrictions” later in this Prospectus. In the event of a default under a credit facility program, the lenders have the right to cause a liquidation of the collateral (i.e., sell assets of the Trust) and, if any such default is not cured, the lenders may be able to control the liquidation as well.
In addition, the Trust is not permitted to pay dividends on, or redeem or repurchase, Common Shares unless all accrued dividends on any Preferred Shares and all accrued interest on borrowings have been paid or set aside for payment.
Annual Expenses Without Borrowings
If the Trust were not to have borrowed, the remaining expenses, as a percentage of the net assets of the Trust, would be as follows:
Annual Expenses Without Borrowings (as a percentage of net assets attributable to Common Shares)
Management Fees (as a percentage of Managed Assets)[1]	1.05%
Other Operating Expenses[2]	0.16%
Total Annual Expenses	1.21%
Fee Waivers/Reimbursements/Recoupment[3]	None
Net Annual Expenses	1.21%
1	Pursuant to the investment management agreement with the Trust, the Adviser is paid a fee of 1.05% of the Trust’s Managed Assets. For the description of “Managed Assets,” please see “Description of the Trust – Adviser/Sub-Adviser” earlier in this Prospectus.
2	Other Operating Expenses are estimated amounts for the current fiscal year and do not include the expenses of borrowing.
3	The Adviser is contractually obligated to limit expenses of the Trust at a rate of 1.05% of average daily Managed Assets plus 0.15% of average daily net assets through July 1, 2021. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. The limitation is subject to possible recoupment by the adviser within 36 months of the waiver or reimbursement and the amount of the recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense cap in effect at the time of the waiver or reimbursement; or (ii) the expense cap in effect at the time of recoupment. Termination or modification of this obligation requires approval by the Trust’s Board.
Effect of Leverage
To cover the annual interest payments on the borrowings for the current fiscal year (assuming that the current rate remains in effect for the entire fiscal year and assuming that the Trust borrows an amount equal to 30% of its Managed Assets as of June 5, 2020) the Trust would need to experience an annual return of 0.34% on its portfolio (including the assets purchased with the assumed leverage) to cover such annual interest.
The following table is designed to illustrate the effect on return to a holder of the Trust's Common Shares of the leverage created by the Trust's use of borrowing, using the average annual interest rate of 3.19% for the fiscal year ended February 29, 2020, assuming the Trust has used leverage by borrowing an amount equal to 30% of the Trust's Managed Assets and assuming hypothetical annual returns on the Trust's portfolio of minus 10% to plus 10%. As can be seen, leverage generally increases the return to shareholders when portfolio return is positive and decreases return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table.
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Assumed Portfolio Return, net of expenses[1]	-10%	-5%	0%	5%	10%
Corresponding Return to Common Shareholders[2]	-15.65%	-8.51%	-1.37%	5.78%	12.92%
1	The Assumed Portfolio Return is required by regulation of the SEC and is not a prediction of, and does not represent, the projected or actual performance of the Trust.
2	In order to compute the Corresponding Return to Common Shareholders, the Assumed Portfolio Return is multiplied by the total value of the Trust's assets at the beginning of the Trust's fiscal year to obtain an assumed return to the Trust. From this amount, all interest accrued during the year is subtracted to determine the return available to shareholders. The return available to shareholders is then divided by the total value of the Trust's net assets attributable to Common Shares as of the beginning of the fiscal year to determine the Corresponding Return to Common Shareholders.
Limited Secondary Market for Loans: Because of the limited secondary market for loans, the Trust may be limited in its ability to sell loans in its portfolio in a timely fashion and/or at a favorable price. Furthermore, transactions in loans typically settle on a delayed basis and typically take longer than 7 days to settle. As a result the Trust may not receive the proceeds from a sale of a floating rate loan for a significant period of time which may affect the Trust’s ability to repay debt, to pay dividends, to pay expenses, or to take advantage of new investment opportunities. Although the re-sale, or secondary market for loans has grown substantially over the past decade, both in overall size and number of market participants, there is no organized exchange or board of trade on which loans are traded. Instead, the secondary market for loans is a private, unregulated inter-dealer or inter-bank re-sale market.
Loans usually trade in large denominations and trades can be infrequent and the market for loans may experience volatility. The market has limited transparency so that information about actual trades may be difficult to obtain. Accordingly, some loans will be relatively illiquid.
In addition, loans may require the consent of the borrower and/or the agent prior to sale or assignment. These consent requirements can delay or impede the Trust’s ability to sell loans and can adversely affect the price that can be obtained.
These considerations may cause the Trust to sell assets at lower prices than it would otherwise consider to meet cash needs or cause the Trust to maintain a greater portion of its assets in cash equivalents than it would otherwise, which could negatively impact performance. The Trust may seek to avoid the necessity of selling assets to meet such needs by the use of borrowings.
From time to time, the occurrence of one or more of the factors described above may create a cascading effect where the market for debt instruments (including the market for loans) first experiences volatility and then decreased liquidity. Such conditions, or other similar conditions, may then adversely affect the value of loans and other instruments, widening spreads against higher-quality debt instruments, and making it harder to sell loans at prices at which they have historically or recently traded, thereby further reducing liquidity. For example, during the global liquidity crisis in the second half of 2008, the average price of loans in the S&P/LSTA Leveraged Loan Index (which includes loans of the type in which the Trust invests) declined by 32% (which included a decline of 3.06% on a single day).
Manager: The Trust is subject to manager risk because it is an actively managed investment portfolio. The adviser, the sub-adviser or each individual portfolio manager will make judgments and apply investment techniques and risk analyses in making investment decisions, but there can be no guarantee that these decisions will produce the desired results.
Market Discount: Shares of closed-end investment companies frequently trade at a discount from their net asset value. The possibility that Common Shares will trade at a discount from their net asset value is a risk separate and distinct from the risk that the net asset value may decrease. The reasons for the Common Shares trading from time to time at a premium to or discount from net asset value are not known to the Trust, and the Trust cannot predict whether its Common Shares will trade in the future at a premium to or discount from net asset value, and if so, the level of such premium or discount.
Market Disruption and Geopolitical: The Trust is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the U.S. War, terrorism, global health crises and pandemics, and other geopolitical events have led, and in the future may lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and world economies and markets generally. For example, the recent COVID-19 pandemic has resulted, and may continue to result, in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn in economies throughout the world. Natural and environmental disasters and systemic market dislocations are also highly disruptive
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to economies and markets. Those events as well as other changes in non-U.S. and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the investments of the Trust and the Trust. Any of these occurrences could disrupt the operations of the Trust and of the Trust’s service providers.
Non-U.S. and Non-Canadian Issuers: Investment in foreign borrowers involves special risks, including that foreign borrowers may be subject to: less rigorous regulatory, accounting, and reporting requirements than U.S. borrowers; differing legal systems and laws relating to creditors’ rights; the potential inability to enforce legal judgments; economic adversity that would result if the value of the borrower’s non-U.S. dollar denominated revenues and assets were to fall because of fluctuations in currency values; and the potential for political, social, and economic adversity in the foreign borrower’s country. The Trust may invest up to 15% of its total assets in investments denominated in OECD currencies (including the euro), other than the U.S. dollar.
The Trust will engage in currency exchange transactions to seek to hedge, as closely as practicable, 100% of the economic impact to the Trust arising from foreign currency fluctuations.
Operational: The Trust, its service providers, and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to a number of different threats or risks that could adversely affect the Trust and its shareholders, despite the efforts of the Trust and its service providers to adopt technologies, processes, and practices intended to mitigate these risks. Cyber-attacks, disruptions, or failures that affect the Trust’s service providers, counterparties, market participants, or issuers of securities held by the Trust may adversely affect the Trust and its shareholders, including by causing losses or impairing the Trust’s operations.
Prepayment and Extension: Many types of debt instruments are subject to prepayment and extension risk. Prepayment risk is the risk that the issuer of a debt instrument will pay back the principal earlier than expected. This may occur when interest rates decline. Prepayment may expose the Trust to a lower rate of return upon reinvestment of principal. Also, if a debt instrument subject to prepayment has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Extension risk is the risk that the issuer of a debt instrument will pay back the principal later than expected. This may occur when interest rates rise. This may negatively affect performance, as the value of the debt instrument decreases when principal payments are made later than expected. Additionally, the Trust may be prevented from investing proceeds it would have received at a given time at the higher prevailing interest rates. Loans typically do not have call protection and may be prepaid partially or in full at any time without penalty.
Ranking of Senior Indebtedness: The rights of lenders to receive payments of interest and repayments of principal of any borrowings made by the Trust under the credit facility program are senior to the rights of holders of Common Shares and Preferred Shares with respect to the payment of dividends or upon liquidation.
Repurchase Agreements: In the event that the other party to a repurchase agreement defaults on its obligations, the Trust would generally seek to sell the underlying security serving as collateral for the repurchase agreement. However, the value of collateral may be insufficient to satisfy the counterparty's obligation and/or the Trust may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security, which could result in a loss. In addition, if the Trust is characterized by a court as an unsecured creditor, it would be at risk of losing some or all of the principal and interest involved in the transaction.
Restrictive Covenants and 1940 Act Restrictions: The credit agreements governing the credit facility program (“Credit Agreements”) include usual and customary covenants for this type of transaction, including limits on the Trust’s ability to: (i) issue Preferred Shares; (ii) incur liens or pledge portfolio securities; (iii) change its investment objective or fundamental investment restrictions without the approval of lenders; (iv) make changes in any of its business objectives, purposes, or operations that could result in a material adverse effect; (v) make any changes in its capital structure; (vi) amend the Trust documents in a manner which could adversely affect the rights, interests, or obligations of any of the lenders; (vii) engage in any business other than the businesses currently engaged in; (viii) create, incur, assume, or permit to exist certain debt except for certain specified types of debt; and (ix) permit any of its Employee Retirement Income Security Act of 1974 (“ERISA”) affiliates to cause or permit to occur an event that could result in the imposition of a lien under the Internal Revenue Code of 1986 or ERISA. In addition, the Credit Agreements do not permit the
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Trust’s asset coverage ratio (as defined in the Credit Agreements) to fall below 300% at any time (“Credit Agreement Asset Coverage Test”). These covenants or guidelines could impede the manager from fully managing the Trust's portfolio in accordance with the investment objectives and policies.
Under the requirements of the 1940 Act, the Trust must have asset coverage of at least 300% immediately after any borrowing under a credit facility program. For this purpose, asset coverage means the ratio which the value of the total assets of the Trust, less liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of borrowings represented by senior securities issued by the Trust.
The Credit Agreements limit the Trust’s ability to pay dividends or make other distributions on the Common Shares, or purchase or redeem Common Shares, unless the Trust complies with the Credit Agreement Asset Coverage Test. In addition, the Credit Agreements do not permit the Trust to declare dividends or other distributions or purchase or redeem Common Shares: (i) at any time that an event of default under the credit agreement has occurred and is continuing; or (ii) if, after giving effect to such declaration, the Trust would not meet the Credit Agreement Asset Coverage Test set forth in the Credit Agreements.
Securities Lending: To generate additional income, the Trust may lend portfolio securities, on a short- or long-term basis, in an amount up to 33  1⁄3% of the Trust’s total assets, to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities. When the Trust lends its securities, it is responsible for investing the cash collateral it receives from the borrower of the securities, and the Trust could incur losses in connection with the investment of such cash collateral. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower default or fail financially. The Trust intends to engage in lending portfolio securities only when such lending is fully secured by investment-grade collateral held by an independent agent.
Short-Term Debt Instruments: Short-term debt instruments are subject to the risk of the issuer’s inability to meet principal and interest payments on the obligation and also may be subject to price volatility due to such factors as market interest rates, market perception of the creditworthiness of the issuer, and general market liquidity. Because short-term debt instruments typically pay interest at a fixed-rate, when market interest rates decline, the value of the Trust’s short-term debt instruments can be expected to rise, and when market interest rates rise, the value of those securities can be expected to decline.
Temporary Defensive Positions: When market conditions make it advisable, the Trust may hold a portion of its assets in cash and short-term interest bearing instruments. Moreover, in periods when, in the opinion of the manager, a temporary defensive position is appropriate, up to 100% of the Trust’s assets may be held in cash, short-term interest bearing instruments and/or any other securities the manager considers consistent with a temporary defensive position. The Trust may not achieve its investment objective when pursuing a temporary defensive position.
Unsecured Debt Instruments and Subordinated Loans: Unsecured loans and subordinated loans share the same credit risks as those discussed under “Risk Factors and Special Considerations - Credit for Loans” except that unsecured loans are not secured by any collateral of the borrower and subordinated loans are not the most senior debt in a borrower’s capital structure. Unsecured loans do not enjoy the security associated with collateralization and may pose a greater risk of nonpayment of interest or loss of principal than do secured loans. The primary additional risk in a subordinated loan is the potential loss in the event of default by the issuer of the loan. Subordinated loans in an insolvency bear an increased share, relative to senior secured lenders, of the ultimate risk that the borrower’s assets are insufficient to meet its obligations to its creditors.
Valuation of Loans: The Trust values its assets daily. However, because the secondary market for floating rate loans is limited, it may be difficult to value loans, exposing the Trust to the risk that the price at which it sells loans will be less than the price at which they were valued when held by the Trust. Reliable market value quotations may not be readily available for some loans and determining the fair valuation of such loans may require more research than for securities that trade in a more active secondary market. In addition, elements of judgment may play a greater role in the valuation of loans than for more securities that trade in a more developed secondary market because there is less reliable, objective market value data available. If the Trust purchases a relatively large portion of a loan, the limitations of the secondary market may inhibit the Trust from selling a portion of the loan and reducing its exposure to a borrower when the manager deems it advisable to do so. Even if the Trust itself does not own a relatively large portion of a particular loan, the Trust, in combination with other similar accounts under management by the same portfolio managers, may own large portions of loans. The aggregate amount of holdings could create similar risks if and when the portfolio managers decide to sell those loans. These risks could include, for example, the risk that the
23

RISK FACTORS AND SPECIAL CONSIDERATIONS (continued)

sale of an initial portion of the loan could be at a price lower than the price at which the loan was valued by the Trust, the risk that the initial sale could adversely impact the price at which additional portions of the loan are sold, and the risk that the foregoing events could warrant a reduced valuation being assigned to the remaining portion of the loan still owned by the Trust.
24

HOW SHARES ARE PRICED

The Trust is open for business every day the NYSE opens for regular trading (each such day, a “Business Day”). The net asset value (“NAV”) per Common Share of the Trust is determined each Business Day as of the close of the regular trading session (“Market Close”), as determined by the Consolidated Tape Association (“CTA”), the central distributor of transaction prices for exchange-traded securities (normally 4:00 p.m. Eastern time unless otherwise designated by the CTA). The data reflected on the consolidated tape provided by the CTA is generated by various market centers, including all securities exchanges, electronic communications networks, and third-market broker-dealers. The NAV per Common Share of the Trust is calculated by dividing the value of the Trust’s loan assets plus all cash and other assets (including accrued expenses but excluding capital and surplus) attributable to the Common Shares by the number of Common Shares outstanding. The NAV per Common Shares is made available for publication. On days when the Trust is closed for business, Trust Common Shares will not be priced and the Trust does not transact purchase and redemption orders. To the extent the Trust’s assets are traded in other markets on days when the Trust does not price its Common Shares, the value of the Trust’s assets will likely change and you will not be able to purchase or redeem shares of the Trust.
Assets for which market quotations are readily available are valued at market value. A security listed or traded on an exchange is valued at its last sales price or official closing price as of the close of the regular trading session on the exchange where the security is principally traded or, if such price is not available, at the last sale price as of the Market Close for such security provided by the CTA. Bank loans are valued at the average of the averages of the bid and ask prices provided to an independent loan pricing service by brokers. Futures contracts are valued at the final settlement price set by an exchange on which they are principally traded. Listed options are valued at the mean between the last bid and ask prices from the exchange on which they are principally traded. Investments in open-end registered investment companies that do not trade on an exchange are valued at the end of day NAV per share. Investments in registered investment companies that trade on an exchange are valued at the last sales price or official closing price as of the close of the regular trading session on the exchange where the security is principally traded.
When a market quotation is not readily available or is deemed unreliable, the Trust will determine a fair value for the relevant asset in accordance with procedures adopted by the Trust’s Board. Such procedures provide, for example, that:
•	Exchange-traded securities are valued at the mean of the closing bid and ask.
•	Debt obligations are valued using an evaluated price provided by an independent pricing service. Evaluated prices provided by the pricing service may be determined without exclusive reliance on quoted prices, and may reflect factors such as institution-size trading in similar groups of securities, developments related to specific securities, benchmark yield, quality, type of issue, coupon rate, maturity individual trading characteristics and other market data.
•	Securities traded in the over-the-counter market are valued based on prices provided by independent pricing services or market makers.
•	Options not listed on an exchange are valued by an independent source using an industry accepted model, such as Black-Scholes.
•	Centrally cleared swap agreements are valued using a price provided by the central counterparty clearinghouse.
•	Over-the-counter swap agreements are valued using a price provided by an independent pricing service.
•	Forward foreign currency exchange contracts are valued utilizing current and forward rates obtained from an independent pricing service. Such prices from the third party pricing service are for specific settlement periods and the Trust’s forward foreign currency exchange contracts are valued at an interpolated rate between the closest preceding and subsequent period reported by the independent pricing service.
•	Securities for which market prices are not provided by any of the above methods may be valued based upon quotes furnished by brokers.
The prospectuses of the open-end registered investment companies in which the Trust may invest explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.
Foreign securities’ (including forward foreign currency exchange contracts) prices are converted into U.S. dollar amounts using the applicable exchange rates as of Market Close. If market quotations are available and believed to be reliable for foreign exchange-traded equity securities, the securities will be valued at the market quotations. Because trading hours for certain foreign securities end before Market Close, closing market quotations may become unreliable. An
25

HOW SHARES ARE PRICED (continued)

independent pricing service determines the degree of certainty, based on historical data, that the closing price in the principal market where a foreign security trades is not the current value as of Market Close. Foreign securities’ prices meeting the approved degree of certainty that the price is not reflective of current value will be valued by the independent pricing service using pricing models designed to estimate likely changes in the values of those securities between the times in which the trading in those securities is substantially completed and Market Close. Multiple factors may be considered by the independent pricing service in determining the value of such securities and may include information relating to sector indices, American Depositary Receipts and domestic and foreign index futures.
All other assets for which market quotations are not readily available or became unreliable (or if the above fair valuation methods are unavailable or determined to be unreliable) are valued at fair value as determined in good faith by or under the supervision of the Board following procedures approved by the Board. Issuer specific events, transaction price, position size, nature and duration of restrictions on disposition of the security, market trends, bid/ask quotes of brokers and other market data may be reviewed in the course of making a good faith determination of a security’s fair value. Valuations change in response to many factors including the historical and prospective earnings of the issuer, the value of the issuer’s assets, general economic conditions, interest rates, investor perceptions and market liquidity. Because of the inherent uncertainties of fair valuation, the values used to determine the Trust’s NAV may materially differ from the value received upon actual sale of those investments. Thus, fair valuation may have an unintended dilutive or accretive effect on the value of shareholders’ investments in the Trust.
26

ACCOUNT POLICIES

Account Access
Unless your Trust Common Shares are held through a third-party fiduciary or in an omnibus registration at your bank or brokerage firm, you will be able to access your account information over the Internet at www.voyainvestments.com or via a touch tone telephone by calling 1-800-336-3436. Should you wish to speak with a Shareholder Services Representative, you may call the toll-free number listed above.
Privacy Policy
The Trust has adopted a policy concerning investor privacy. To review the privacy policy, contact a Shareholder Services Representative at 1-800-336-3436, obtain a policy over the Internet at www.voyainvestments.com, or see the privacy promise that accompanies any Prospectus obtained by mail.
Householding
To reduce expenses, we may mail only one copy of the Trust's Prospectus and each annual and semi-annual shareholder report to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents, please call a Shareholder Services Representative at 1-800-336-3436 or speak to your investment professional. We will begin sending you individual copies 30 days after receiving your request.
27

INVESTMENT MANAGEMENT AND OTHER SERVICE PROVIDERS

The business and affairs of the Trust, including supervision of the duties performed by the Trust's Adviser and Sub-Adviser, are managed under the direction of the Board. The names and business addresses of the Trustees and Officers of the Trust and their principal occupations and other affiliations during the past five years are set forth under “Management of the Trust” in the SAI.
The Investment Adviser
Voya Investments, an Arizona limited liability company, serves as the investment adviser to the Trust. Voya Investments has overall responsibility for the management of the Trust. Voya Investments oversees all investment advisory and portfolio management services and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Trust, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. Voya Investments is registered with the SEC as an investment adviser.
The Adviser is an indirect, wholly-owned subsidiary of Voya Financial, Inc. Voya Financial, Inc. is a U.S.-based financial institution whose subsidiaries operate in the retirement, investment, and insurance industries.
Voya Investments' principal office is located at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258. As of March 31, 2020, Voya Investments managed approximately $73.8 billion in assets.
Management Fee
The Adviser bears the expenses of providing the services described above. The Adviser currently receives from the Trust an annual fee of 1.05% of the Trust’s Managed Assets.
The Adviser is responsible for all of its own costs, including costs of its personnel required to carry out its duties.
For information regarding the basis for the Board’s approval of the investment advisory and investment sub-advisory relationships, please refer to the Trust’s annual shareholder report dated February 29, 2020.
The Sub-Adviser and Portfolio Managers
The Adviser has engaged a sub-adviser to provide the day-to-day management of the Trust's portfolio. The sub-adviser is an affiliate of the Adviser. The Adviser is responsible for monitoring the investment program and performance of the sub-adviser. Under the terms of the sub-advisory agreement, the agreement can be terminated by either the Adviser or the Board. In the event the sub-advisory agreement is terminated, the sub-adviser may be replaced subject to any regulatory requirements or the Adviser may assume day-to-day investment management of the Trust.
Voya Investment Management Co. LLC
Voya IM, a Delaware limited liability company, was founded in 1972 and is registered with the SEC as an investment adviser. Voya IM is an indirect, wholly-owned subsidiary of Voya Financial, Inc. and is an affiliate of the Adviser. Voya IM has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972. Voya IM's principal office is located at 230 Park Avenue, New York, New York, 10169. As of March 31, 2020, Voya IM managed approximately $109.4 billion in assets.
The Sub-Adviser currently receives an annual fee, paid by the Adviser, of 0.36% of the Trust’s Managed Assets.
Portfolio Management. The following individuals jointly share responsibility for the day-to-day management of the Trust's portfolio.
Jeffrey A. Bakalar, Portfolio Manager since 2000, Managing Director and Group Head of the Voya IM Senior Loan Group, since January 2000.
Charles Lemieux, CFA, Portfolio Manager since 2000 and Senior Vice President of the Voya IM Senior Loan Group, since 1998.
Daniel A. Norman, Portfolio Manager since 2000, Managing Director and Group Head of the Voya IM Senior Loan Group, since January 2000.
Additional Information Regarding the Portfolio Managers
The SAI provides additional information about each portfolio manager's compensation, other accounts managed by each portfolio manager, and each portfolio manager’s ownership of securities in the Trust.
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INVESTMENT MANAGEMENT AND OTHER SERVICE PROVIDERS (continued)

The Transfer Agent, Dividend Disbursing Agent, and Registrar
BNY Mellon Investment Servicing (US) Inc. (“Transfer Agent”) serves as the transfer agent, dividend disbursing agent, and registrar for the Common Shares of the Trust. Its principal office is located at 301 Bellevue Parkway, Wilmington, Delaware 19809.
The Custodian
The Trust's securities and cash are held and maintained under a Custody Agreement with State Street Bank and Trust Company (“Custodian”). Its principal office is located at 801 Pennsylvania Avenue, Kansas City, Missouri 64105.
The Distributor
Pursuant to the terms of a distribution agreement (“Distribution Agreement”), Voya Investments Distributor, LLC will act as the Trust's distributor for the optional cash investments under the Trust's Shareholder Reinvestment Program and for privately negotiated transactions. The Distribution Agreement provides that the Distributor does not receive compensation or commissions from the Trust for such services. In addition, no fees or commissions will be paid by the Trust or its shareholders in connection with the reinvestment of dividends and capital gains distributions. The Distributor is a Delaware limited liability company with its principal offices at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258. The Distributor is an indirect, wholly-owned subsidiary of Voya Financial, Inc. and is an affiliate of the Adviser. See “Principal Underwriter” in the SAI.
The Trust bears the expenses of issuing the Common Shares. These expenses include, but are not limited to, the expense of preparation and printing of the Prospectus and SAI, the expense of counsel and independent registered public accounting firm, and others.
The Distributor is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). To obtain information about FINRA member firms and their associated persons, you may contact FINRA at www.finra.org or the Public Disclosure Hotline at 800-289-9999.
Contractual Arrangements
The Trust has contractual arrangements with various service providers, which may include, among others, investment advisers, distributors, custodians and fund accounting agents, shareholder service providers, and transfer agents, who provide services to the Trust. Shareholders are not parties to, or intended (“third-party”) beneficiaries of, any of those contractual arrangements, and those contractual arrangements are not intended to create in any individual shareholder or group of shareholders any right to enforce them against the service providers or to seek any remedy under them against the service providers, either directly or on behalf of the Trust. This paragraph is not intended to limit any rights granted to shareholders under federal or state securities laws.
29

DIVIDENDS AND DISTRIBUTIONS

Distribution Policy
Income dividends are declared and paid monthly. Income dividends consist of interest accrued and amortization of fees earned, less any amortization of premiums paid and the estimated expenses of the Trust, including fees payable to the Adviser. Income dividends are calculated monthly under guidelines approved by the Trustees. Each dividend is payable to shareholders of record on the 10th day of the following month (unless it is a holiday, in which case the next business day is the record date). Accrued amounts of fees received, including facility fees, will be taken in as income and passed on to shareholders as part of dividend distributions. Any fees or commissions paid to facilitate the sale of portfolio Senior Loans in connection with tender offers or other portfolio transactions may reduce the dividend yield.
Capital gains, if any, are declared and paid annually. Because the Trust currently has capital loss carryforwards, it is not anticipated that distributions of net realized capital gains, which may be short- or long-term, will be made for the foreseeable future.
Dividend Reinvestment
Unless you instruct the Trust to pay you dividends in cash, dividends and distributions paid by the Trust will be reinvested in additional Common Shares of the Trust. You may request to receive dividends in cash at any time by giving the Transfer Agent written notice or by contacting the Voya's Shareholder Services Department at 1-800-336-3436.
30

PLAN OF DISTRIBUTION

Shareholder Reinvestment Program
The following is a summary of the Shareholder Reinvestment Program (“Program”). Shareholders are advised to review a fuller explanation of the Program contained in the Trust's SAI.
Common Shares are offered by the Trust through the Program. The Program allows participating shareholders to reinvest all dividends (“Dividends”) in additional Common Shares of the Trust and also allows participants to purchase additional Common Shares through optional cash investments in amounts ranging from a minimum of $100 to a maximum of $100,000 per month.
The Trust and the Distributor reserve the right to reject any purchase order. Please note that cash, traveler's checks, third-party checks, money orders, and checks drawn on non-U.S. banks (even if payment may be effected through a U.S. bank) generally will not be accepted.
Common Shares will be issued by the Trust under the Program when the Trust's Common Shares are trading at a premium to NAV. If the Trust's Common Shares are trading at a discount to NAV, Common Shares issued under the Program will be purchased on the open market. Common Shares issued under the Program directly from the Trust will be acquired at the greater of: (i) NAV at the close of business on the day preceding the relevant investment date; or (ii) the average of the daily market price of the Common Shares during the pricing period minus a discount of 5% for reinvested Dividends and 0% to 5% for optional cash investments. Common Shares issued under the Program, when shares are trading at a discount to NAV, will be purchased in the market by the Transfer Agent at market price. Shares issued by the Trust under the Program will be issued without a fee or a commission.
Shareholders may elect to participate in the Program by telephoning the Trust or submitting a completed Participation Form to the Transfer Agent, the Program administrator. The Transfer Agent will credit to each participant's account funds it receives from: (i) Dividends paid on Trust shares registered in the participant's name; and (ii) optional cash investments. The Transfer Agent will apply all Dividends and optional cash investments received to purchase Common Shares as soon as practicable beginning on the relevant investment date (as described below) and not later than six business days after the relevant investment date, except when necessary to comply with applicable provisions of the federal securities laws. For more information on the Trust's distribution policy, see “Dividends and Distributions.”
In order for participants to purchase shares through the Program in any month, the Program administrator must receive from the participant any optional cash investment by the relevant investment date. The relevant investment date will be set in advance by the Trust, upon which optional cash investments are first applied by the Transfer Agent to the purchase of Common Shares. Participants may obtain a schedule of relevant dates, including investments dates, the dates by which optional cash investment payments must be received and the dates in which shares will be paid, by calling Voya's Shareholder Services Department at 1-800-336-3436.
Participants will pay a pro rata share of brokerage commissions with respect to the Transfer Agent's open market purchases in connection with the reinvestment of Dividends or purchases made with optional cash investments.
The Program is intended for the benefit of investors in the Trust. The Trust reserves the right to exclude from participation, at any time: (i) persons or entities who attempt to circumvent the Program's standard $100,000 maximum by accumulating accounts over which they have control; or (ii) any other persons or entities as determined in the sole discretion of the Trust.
Currently, persons who are not shareholders of the Trust may not participate in the Program. The Board may elect to change this policy at a future date and permit non-shareholders to participate in the Program. Shareholders may request to receive their Dividends in cash at any time by giving the Transfer Agent written notice or by contacting Voya's Shareholder Services Department at 1-800-336-3436. Shareholders may elect to close their account at any time by giving the Transfer Agent written notice. When a participant closes their account, the participant, upon request, will receive a certificate for full Common Shares in the account. Fractional Common Shares will be held and aggregated with other fractional Common Shares being liquidated by the Transfer Agent as agent of the Program and paid for by check when actually sold.
The automatic reinvestment of Dividends does not affect the tax characterization of the Dividends (i.e., capital gain distributions and income distributions are subject to tax even though cash is not received). A shareholder whose Dividends are reinvested in shares under the Program will be treated as having received a Dividend equal to either: (i) if shares are issued under the Program directly by the Trust, generally the fair market value of the shares issued to the shareholder;
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PLAN OF DISTRIBUTION (continued)

or (ii) if reinvestment is made through open market purchases, the amount of cash allocated to the shareholder for the purchase of shares on its behalf in the open market. If a shareholder purchases additional shares for cash at a discount, the shareholder’s basis in the shares will be the price he or she paid.
Additional information about the Program may be obtained by contacting Voya's Shareholder Services Department at 1-800-336-3436.
Privately Negotiated Transactions
The Common Shares may also be offered pursuant to privately negotiated transactions between the Trust and the Distributor and specific investors. Generally, such investors will be sophisticated institutional investors. The terms of such privately negotiated transactions will be subject to the discretion of the management of the Trust. In determining whether to sell Common Shares pursuant to a privately negotiated transaction, the Trust will consider relevant factors including, but not limited to, the attractiveness of obtaining additional funds through the sale of Common Shares, the purchase price to apply to any such sale of Common Shares and the person seeking to purchase the Common Shares.
Common Shares issued by the Trust in connection with privately negotiated transactions will be issued at the greater of: (i) NAV per Common Share of the Trust's Common Shares; or (ii) at a discount ranging from 0% to 5% of the average of the daily market price of the Trust's Common Shares at the close of business on the two business days preceding the date upon which Common Shares are sold pursuant to the privately negotiated transaction. The discount to apply to such privately negotiated transactions will be determined by the Trust with regard to each specific transaction. The Trust will not pay any commissions with regard to privately negotiated transactions, but an investor may be subject to a front-end sales load of up to 3% paid to or retained by a third party broker-dealer through which such transaction may be effected.
Use of Proceeds
It is expected that 100% of the net proceeds of Common Shares issued pursuant to the Program and privately negotiated transactions will be invested in accordance with the Trust's investment objective and policies within a period of three months. Pending such investment, all or a material portion of the proceeds may be used to pay down the Trust's outstanding borrowings under its credit facilities. See “Investment Objective and Policies - Policy on Borrowing.”
As of June 5, 2020 the Trust had $239.6 million in outstanding borrowings under one credit facility. The interest rate on the Trust's borrowings through this credit facility is LIBOR +0.90% and the maturity date of such borrowings is July 17, 2020. By paying down the Trust's borrowings, the Trust can avoid adverse impacts on yields pending investment of such proceeds in Senior Loans. As investment opportunities are subsequently identified, it is expected that the Trust will reborrow amounts previously repaid and invest such amounts in additional Senior Loans.
32

DESCRIPTION OF THE TRUST

The Trust is an unincorporated business trust established under the laws of the Commonwealth of Massachusetts by an Agreement and Declaration of Trust dated December 2, 1987, as amended (“Declaration of Trust”). The Board is responsible for protecting the interests of shareholders. The Trustees are experienced executives who oversee the Trust's activities, review contractual arrangements with companies that provide services to the Trust, and review the Trust's performance.
The Declaration of Trust provides that the Trustees of the Trust may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares of beneficial interest, without par value, all of which were initially classified as Common Shares. The Declaration of Trust also authorizes the creation of an unlimited number of shares of beneficial interest with preference rights, including preferred shares, without par value, in one or more series, with rights as determined by the Board, by action of the Board without the approval of the shareholders. The following table shows the number of: (i) shares authorized; (ii) shares held by the Trust for its own account; and (iii) shares outstanding, for each class of authorized securities of the Trust as of June 5, 2020.
Title of Class	Number Authorized	Number Held By the Trust for its Own Account	Number Outstanding
Common Shares	Unlimited	0	175,156,127.300
The Common Shares outstanding are fully paid and nonassessable by the Trust. Holders of Common Shares are entitled to share equally in Dividends declared by the Board payable to holders of Common Shares and in the net assets of the Trust available for distribution to holders of Common Shares after payment of the preferential amounts payable to holders of any outstanding Preferred Shares. Neither holders of Common Shares nor holders of Preferred Shares have pre-emptive or conversion rights and Common Shares are not redeemable. Upon liquidation of the Trust, after paying or adequately providing for the payment of all liabilities of the Trust and the liquidation preference with respect to any outstanding Preferred Shares and, upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Trust among the holders of the Common Shares. Under the rules of the NYSE applicable to listed companies, the Trust is required to hold an annual meeting of shareholders in each year. If the Trust is converted to an open-end investment company or if for any other reason Common Shares are no longer listed on the NYSE (or any other national securities exchange the rules of which require annual meetings of shareholders), the Trust does not intend to hold annual meetings of shareholders.
The Trust is responsible for paying all the expenses of its operations, including, without limitation, the management fee payable and extraordinary expenses, such as litigation expenses.
Under Massachusetts law, shareholders, including holders of Preferred Shares could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability based solely on his or her being or having been a shareholder of the Trust and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Trust or the Trustees. The Declaration of Trust provides for indemnification, out of Trust property, for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust would be unable to meet its obligations.
Holders of Common Shares are entitled to one vote for each share held and will vote with the holders of any outstanding Preferred Shares on each matter submitted to a vote of holders of Common Shares, except as described under “Description of the Capital Structure - Preferred Shares.”
Shareholders are entitled to one vote for each share held.
So long as any Preferred Shares are outstanding, holders of Common Shares will not be entitled to receive any dividends of, or other distributions from, the Trust, unless at the time of such declaration: (i) all accrued dividends on preferred shares or accrued interest on borrowings has been paid; and (ii) the value of the Trust's total assets (determined after deducting the amount of such dividend or other distribution), less all liabilities and indebtedness of the Trust not represented by senior securities, is at least 300% of the aggregate amount of such securities representing indebtedness and at least 200% of the aggregate amount of securities representing indebtedness plus the aggregate liquidation value of the outstanding preferred shares (expected to equal the aggregate original purchase price of the outstanding preferred shares plus redemption premium, if any, together with any accrued and unpaid dividends thereon, whether
33

DESCRIPTION OF THE TRUST (continued)

or not earned or declared and on a cumulative basis). In addition to the requirements of the 1940 Act, the Trust is required to comply with other asset coverage requirements as a condition of the Trust obtaining a rating of the Preferred Shares from a rating agency. These requirements include an asset coverage test more stringent than under the 1940 Act.
The Trust will send unaudited reports at least semi-annually and audited financial statements annually to all of its shareholders.
The Declaration of Trust further provides that obligations of the Trust are not binding upon Trustees individually, but only upon the property of the Trust and that the Trustees will not be liable for any neglect or wrongdoing of any officer, agency, employee, manager or principal underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, but nothing in the Declaration of Trust protects a Trustee against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.
Conversion to Open-End Fund
The Trustees may at any time propose conversion of the Trust to an open-end management investment company depending upon their judgment as to the advisability of such action in light of circumstances then prevailing. In considering whether to submit an open-ending proposal to shareholders, the Trustees might consider, among other factors, the differences in operating expenses between open-end and closed-end funds (due to the expenses of continuously selling shares and of standing ready to effect redemptions), the potentially adverse tax consequences to non-redeeming shareholders once a fund is open-ended, and the impact of open-ending on portfolio management policies. Such a conversion would require the approval of both a majority of the Trust's outstanding Common Shares and Preferred Shares voting together as a single class and a majority of the outstanding Preferred Shares voting as a separate class on such conversion. Conversion of the Trust to an open-end investment company would require the redemption of all outstanding Preferred Shares, which would eliminate the leveraged capital structure of the Trust with respect to the Common Shares. A delay in conversion could result following shareholder approval due to the Trust's inability to redeem the Preferred Shares. Shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their next computed NAV less any redemption charge as might be in effect at the time of redemption. If the Trust is converted to an open-end management investment company, it could be required to liquidate portfolio securities to meet requests for redemption and its shares would no longer be listed on the NYSE. If the Trust were to experience significant redemptions as an open-end fund, the decrease in total assets could result in a higher expense ratio and inefficiencies in portfolio management. In this regard, the Trust could reserve the right to effect redemptions in-kind with portfolio securities, which would subject redeeming shareholders to transaction costs in liquidating those securities.
Repurchase of Common Shares
In recognition of the possibility that the Trust's Common Shares may trade at a discount to their NAV, the Trust may, from time to time, take action to attempt to reduce or eliminate a market value discount from NAV by repurchasing its Common Shares in the open market or by tendering its Common Shares at NAV. So long as any Preferred Shares are outstanding, the Trust may not purchase, redeem, or otherwise acquire any Common Shares unless: (i) all accumulated dividends on the Preferred Shares have been paid or set aside for payment through the date of such purchase, redemption, or other acquisition; and (ii) at the time of such purchase, redemption, or acquisition, asset coverage requirements set forth in the Declaration of Trust and the Trust's Certificate of Designation for Preferred Shares are met. Repurchases of Common Shares may result in the Trust being required to redeem Preferred Shares to satisfy asset coverage requirements.
Fundamental and Non-Fundamental Investment Policies of the Trust
The investment objective of the Trust, certain policies of the Trust specified herein as fundamental, and the investment restrictions of the Trust described in the SAI are fundamental policies of the Trust and may not be changed without a majority vote of the shareholders of the Trust. The term majority vote means the affirmative vote of: (i) more than 50% of the outstanding shares of the Trust; or (ii) 67% or more of the shares present at a meeting if more than 50% of the outstanding shares of the Trust are represented at the meeting in person or by proxy, whichever is less. All other policies of the Trust may be modified by resolution of the Board.
34

DESCRIPTION OF THE CAPITAL STRUCTURE

Common Shares
The Trust's Declaration of Trust authorizes the issuance of an unlimited number of Common Shares of beneficial interest, without par value. All Common Shares have equal rights to the payment of dividends and the distribution of assets upon liquidation. Common Shares will, when issued, be fully paid and non-assessable and will have no pre-emptive or conversion rights or rights to cumulative voting.
Whenever Preferred Shares are outstanding, holders of Common Shares will not be entitled to receive any distributions from the Trust, unless at the time of such declaration: (i) all accrued dividends on Preferred Shares or accrued interest on borrowings have been paid; and (ii) the value of the Trust's total assets (determined after deducting the amount of such dividend or other distribution), less all liabilities and indebtedness of the Trust not represented by senior securities, is at least 300% of the aggregate amount of such securities representing indebtedness and at least 200% of the aggregate amount of securities representing indebtedness plus the aggregate liquidation value of the outstanding Preferred Shares. In addition to the requirements of the 1940 Act, the Trust would be required to comply with other asset coverage requirements as a condition of the Trust obtaining a rating of the Preferred Shares from a rating agency. These requirements include asset coverage tests more stringent than under the 1940 Act. See “Description of the Capital Structure - Preferred Shares.”
Borrowings
The Trust's Declaration of Trust authorizes the Trust, without the prior approval of holders of Common Shares, to borrow money. In this connection, the Trust may issue notes or other evidence of indebtedness (including bank borrowings or commercial paper) and may secure any such borrowings by mortgaging, pledging, or otherwise granting a security interest in the Trust's assets. See “Risk Factors and Special Considerations.”
Preferred Shares
The Trust's Declaration of Trust authorizes the issuance of an unlimited number of shares of a class of beneficial interest with preference rights, including Preferred Shares as may be authorized from time to time by the Trustees, in one or more series, with rights as determined by the Board, by action of the Board without the approval of the holders of Common Shares or other series of outstanding Preferred Shares. The Preferred Shares will have such preferences, voting powers, terms of redemption, if any, and special or relative rights or privileges (including conversion rights, if any) as the Board may determine and would be set forth in the Trust's Certificate of Designation establishing the terms of the Preferred Shares.
Any decision to offer Preferred Shares is subject to market conditions and to the Board and the Adviser's or Sub-Adviser's continuing belief that leveraging the Trust's capital structure through the issuance of Preferred Shares is likely to achieve the benefits to the Common Shares described in this Prospectus for long-term investors. The terms of the Preferred Shares will be determined by the Board in consultation with the Adviser or Sub-Adviser (subject to applicable law and the Trust's Declaration of Trust) if and when it authorizes a Preferred Shares offering.
Under the 1940 Act, the Trust is permitted to have outstanding, more than one series of Preferred Shares as long as no single series has priority over another series nor holders of Preferred Shares have pre-emptive rights to purchase any other Preferred Shares that might be issued.
The Preferred Shares would have complete priority over the Common Shares as to distribution of assets. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Trust, holders of Preferred Shares would be entitled to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus accumulated and unpaid dividends thereon, whether or not earned or declared) before any distribution of assets is made to holders of Common Shares.
Litigation
On May 1, 2020, Saba Capital CEF Opportunities 1 Ltd. (“Saba”) filed a Verified Complaint and an Application for Preliminary Injunction in a state court in Phoenix, Arizona, naming as defendants the Trust, the Adviser, and the individuals serving on the Trust's Board of Trustees. Saba sought a preliminary injunction and permanent equitable relief from the court, primarily in the form of an order striking certain amendments to the Trust’s bylaws which related to the voting standard to be employed at Board of Trustee elections, as adopted by the Board of Trustees on April 13, 2020, and awarding various other forms of declaratory and unspecified monetary relief. Defendants filed a Motion to Dismiss the Verified Complaint and an Opposition to Saba’s Application for Preliminary Injunction on May 20, 2020.  On June
35

DESCRIPTION OF THE CAPITAL STRUCTURE (continued)

26, 2020, after a hearing, the court granted Saba’s application for a preliminary injunction, ruling that the named defendants are preliminarily enjoined from applying the voting standard set forth in the April 13, 2020, bylaw amendments, and that the Trust shall conduct the Board of Trustee election in accordance with the previous voting standard.
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TAX MATTERS

The following information is meant as a general summary for U.S. shareholders. Please see the SAI for additional information. Investors should rely on their own tax adviser for advice about the particular federal, state, and local tax consequences to them of investing in the Trust.
The Trust will distribute all or substantially all of its net investment income and net realized capital gains, if any, to its shareholders each year. Although the Trust will not be taxed on amounts it distributes, most shareholders will be taxed on amounts they receive. A particular distribution generally will be taxable as either ordinary income or long-term capital gain. It generally does not matter how long a shareholder has held the Trust's Common Shares or whether the shareholder elects to receive distributions in cash or reinvest them in additional Common Shares. For example, if the Trust properly reports a particular distribution as a capital gain dividend, it will be taxable to a shareholder at his or her long-term capital gains rate.
Dividends from the Trust are not expected to be eligible for the reduced rate of tax that may apply to distributions attributable to certain qualifying dividends on corporate stocks. Distributions attributable to non-qualifying dividends, interest income, other types of ordinary income, and short-term capital gains will be taxed at the ordinary income tax rate applicable to the shareholder.
Dividends declared by the Trust and payable to shareholders of record in October, November, or December and paid during the following January will be treated as having been received by shareholders in the year the distributions were declared.
Each shareholder will receive an annual statement summarizing the shareholder's dividend and capital gains distributions.
If a shareholder invests through a tax-advantaged account such as a retirement plan, the shareholder generally will not have to pay tax on dividends, at least until they are distributed from the account. These accounts are subject to complex tax rules and shareholders should consult a tax adviser about investment through a tax-advantaged account.
There may be tax consequences to a shareholder if the shareholder sells the Trust's Common Shares. A shareholder will generally have a capital gain or loss, which will be long-term or short-term, generally depending on how long the shareholder has held those Common Shares. If a shareholder exchanges shares, the shareholder may be treated as if he or she sold them. Any capital loss incurred on the sale or exchange of Trust shares held for six months or less will be treated as long-term loss to the extent of capital gain dividends received with respect to such shares. Additionally, any loss realized on a sale, redemption, or exchange of shares of the Trust may be disallowed under “wash sale” rules to the extent the shares disposed of are replaced with other shares of the Trust within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, including pursuant to the Program. If disallowed, the loss will be reflected as an adjustment to the tax basis of the shares acquired. You are responsible for any tax liabilities generated by your transactions.
The Trust generally is required to withhold U.S. federal income tax on all taxable distributions payable to a shareholder if the shareholder fails to provide the Trust with his or her correct taxpayer identification number or to make required certifications, or if the shareholder has been notified by the Internal Revenue Service (“IRS”) that he or she is subject to backup withholding. Backup withholding is not an additional tax; rather, it is a way in which the IRS ensures it will collect taxes otherwise due. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability.
The IRS requires mutual fund companies and brokers to report on Form 1099-B the cost basis on the sale or exchange of Trust shares acquired on or after January 1, 2012 (“covered shares”). If you acquire and hold shares directly through the Trust and not through a financial intermediary, the Trust will use an average cost single category methodology for tracking and reporting your cost basis on covered shares, unless you request, in writing, another cost basis reporting methodology. Information regarding the methods available for cost basis reporting is included in the SAI.
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Trust and net gains from redemptions, sales, exchanges or other taxable dispositions of Trust shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.
37

MORE INFORMATION ABOUT THE TRUST

Legal Matters
The validity of the Common Shares offered hereby will be passed upon for the Trust by Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston MA 02199-3600, counsel to the Trust.
Independent Registered Public Accounting Firm
Ernst & Young LLP serves as the independent registered public accounting firm for the Trust. The principal address of Ernst & Young LLP is 200 Clarendon Street, Boston, Massachusetts 02116 .
38

STATEMENT OF ADDITIONAL INFORMATION - Table of Contents

39

Voya Prime Rate Trust - 25,000,000 Common Shares of Beneficial Interest
7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258-2034
1-800-336-3436
TRUST ADVISERS AND SERVICE PROVIDERS

Adviser
Voya Investments, LLC
7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258
Sub-Adviser
Voya Investment Management Co. LLC
230 Park Avenue
New York, NY 10169
Custodian
State Street Bank and Trust Company
801 Pennsylvania Avenue
Kansas City, MO 64105
Independent Registered Public Accounting Firm
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Distributor
Voya Investments Distributor, LLC
7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258
Transfer Agent
BNY Mellon Investment Servicing (US) Inc.
301 Bellevue Parkway
Wilmington, DE 19809
Legal Counsel
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston MA 02199-3600
Institutional Investors and Analysts
Call 1-800-336-3436
The Trust has not authorized any person to provide you with any information or to make any representations other than those contained in this Prospectus in connection with this offer. You should rely only on the information in this Prospectus or other information to which we have referred you. This Prospectus is not an offer to sell, or the solicitation of any offer to buy, any security other than the Common Shares offered by this Prospectus; nor does it constitute an offer to sell, or a solicitation of any offer to buy, the Common Shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation. The delivery of this Prospectus or any sale made pursuant to this Prospectus does not imply that the information contained in this Prospectus is correct as of any time after the date of this Prospectus. However, if any material change occurs while this Prospectus is required by law to be delivered, this Prospectus will be amended or supplemented.
Copies of this information may also be obtained for a duplicating fee, by contacting the SEC at: publicinfo@sec.gov.
Or obtain the information at no cost by visiting the EDGAR Database on the SEC's Internet website at: www.sec.gov.
When contacting the SEC, you will want to refer to the Trust's SEC file number. The file number is as follows:
1940 Act File No.	811-05410
163279	(0620-063020)

STATEMENT OF ADDITIONAL INFORMATION
June 30, 2020
Voya Prime Rate Trust
7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258-2034
1-800-336-3436
This Statement of Additional Information (“SAI”) contains additional information about the Fund listed above. This SAI is not a prospectus and should be read in conjunction with the Prospectus dated June 28, 2019, as supplemented or revised from time to time. The Fund’s financial statements for the fiscal year ended February 29, 2020, including the independent registered public accounting firm’s report thereon found in the Fund’s most recent annual report to shareholders, are incorporated into this SAI by reference. The Fund’s Prospectus and annual or unaudited semi-annual shareholder reports may be obtained free of charge by contacting the Fund at the address and phone number written above or by visiting our website at www.voyainvestments.com.

INTRODUCTION AND GLOSSARY
This SAI is designed to elaborate upon information contained in the Fund’s Prospectus, including the discussion of certain securities and investment techniques. The more detailed information contained in this SAI is intended for investors who have read the Prospectus and are interested in a more detailed explanation of certain aspects of some of the Fund’s securities and investment techniques. Some investment techniques are described only in the Prospectus and are not repeated here.
Capitalized terms used, but not defined, in this SAI have the same meaning as in the Prospectus and some additional terms are defined particularly for this SAI.
Following are definitions of general terms that may be used throughout this SAI:
1933 Act: Securities Act of 1933, as amended
1934 Act: Securities Exchange Act of 1934, as amended
1940 Act: Investment Company Act of 1940, as amended
Adviser: Voya Investments, LLC or Voya Investments (formerly, ING Investments, LLC)
Affiliated Fund: A fund within the Voya family of funds
Board: The Board of Trustees for the Trust
Business Day: Each day the NYSE opens for regular trading
CDSC: Contingent deferred sales charge
CFTC: United States Commodity Futures Trading Commission
Code: Internal Revenue Code of 1986, as amended
Distributor: Voya Investments Distributor, LLC (formerly, ING Investments Distributor, LLC)
Distribution Agreement: The Distribution Agreement for the Fund, as described herein
ETF: Exchange Traded Fund
EU: European Union
Expense Limitation Agreement: The Expense Limitation Agreement(s) for the Fund, as described herein
FDIC: Federal Deposit Insurance Corporation
FHLMC: Federal Home Loan Mortgage Corporation
FINRA: Financial Industry Regulatory Authority, Inc.
Fiscal Year End of the Fund: February 28 or 29, as applicable
Fitch: Fitch Ratings
FNMA: Federal National Mortgage Association
Fund: One or more of the investment management companies listed on the front cover of this SAI
GNMA: Government National Mortgage Association
Independent Trustees: The Trustees of the Board who are not “interested persons” (as defined in the 1940 Act) of the Fund
Interested Trustees: The Trustees of the Board who are currently treated as “interested persons” (as defined in the 1940 Act) of the Fund
Investment Management Agreement: The Investment Management Agreement for the Fund, as described herein
IPO: Initial Public Offering
IRA: Individual Retirement Account
IRS: United States Internal Revenue Service
LIBOR: London Interbank Offered Rate
MLPs: Master Limited Partnerships
Moody’s: Moody’s Investors Service, Inc.
NAV: Net Asset Value
NRSRO: Nationally Recognized Statistical Rating Organization
NYSE: New York Stock Exchange

OTC: Over-the-counter
Principal Underwriter: Voya Investments Distributor, LLC or the “Distributor”
Prospectus: One or more prospectuses for the Fund
REIT: Real Estate Investment Trust
REMICs: Real Estate Mortgage Investment Conduits
RIC: A “Regulated Investment Company,” pursuant to the Code
Rule 12b-1: Rule 12b-1 (under the 1940 Act)
Rule 12b-1 Plan: A distribution and/or Shareholder Service Plan adopted under Rule 12b-1
S&L: Savings & Loan Association
S&P: S&P Global Ratings
SEC: United States Securities and Exchange Commission
Sub-Adviser: One or more sub-advisers for a Fund, as described herein
Sub-Advisory Agreement: The Sub-Advisory Agreement(s) for the Fund, as described herein
Underlying Funds: Unless otherwise stated, other mutual funds or ETFs in which the Fund may invest
Voya family of funds or the “funds”: All of the RICs managed by Voya Investments
Voya IM: Voya Investment Management Co. LLC (formerly, ING Investment Management Co. LLC)
The Trust: Voya Prime Rate Trust

HISTORY OF the Trust
The Trust changed its name from Pilgrim Prime Rate Trust to Pilgrim America Prime Rate Trust effective April 12, 1996, and then changed its name back to Pilgrim Prime Rate Trust effective November 16, 1998. Effective March 1, 2002, the Trust changed its name to ING Prime Rate Trust. Effective May 1, 2014, the Trust changed its name to Voya Prime Rate Trust.
SUPPLEMENTAL DESCRIPTION OF Fund INVESTMENTS AND RISKS
Some of the different types of securities in which the Fund may invest, subject to its investment objective, policies, and restrictions, are described in the Prospectuses under “Investment Objective and Policies.” Additional information concerning certain of the Fund’s investments and investment techniques is set forth below.
DERIVATIVES
Generally, derivatives can be characterized as financial instruments whose value is derived, at least in part, from the value of an underlying asset or assets. Types of derivatives include swaps, options, futures contracts, options on futures, and forward contracts. Derivative instruments may be used for a variety of reasons, including enhancing return, hedging certain market risks, or providing a substitute for purchasing or selling particular securities. Derivatives may provide a cheaper, quicker, or more specifically focused way for the Fund to invest than “traditional” securities would.
Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit the Fund to increase or decrease the level of risk, or change the character of the risk, to which its portfolio is exposed in much the same way as the Fund can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities.
Derivatives may be purchased on established exchanges or through privately negotiated transactions referred to as over-the-counter derivatives. Exchange-traded derivatives generally are guaranteed by the clearing agency, which is the issuer or counterparty to such derivatives. This guarantee usually is supported by a daily payment system (i.e., margin requirements) operated by the clearing agency in order to reduce overall credit risk. As a result, unless the clearing agency defaults, there is relatively little counterparty credit risk associated with derivatives purchased on an exchange. By contrast, no clearing agency guarantees over-the-counter derivatives. Therefore, each party to an over-the-counter derivative bears the risk that the counterparty will default. Accordingly, the Fund will consider the creditworthiness of counterparties to over-the-counter derivatives in the same manner as they would review the credit quality of a security to be purchased by the Fund. Over-the-counter derivatives are less liquid than exchange-traded derivatives since the other party to the transaction may be the only investor with sufficient understanding of the derivative to be interested in bidding for it.
The Fund has claimed an exclusion from the definition of a Commodity Pool Operator (“CPO”) under the Commodity Exchange Act and therefore is not subject to registration or regulation as a CPO. In February 2012, the CFTC adopted regulatory changes that impact the Fund by subjecting the Fund’s adviser to registration with the CFTC as a CPO of the Fund, unless the Fund is able to comply with certain trading and marketing limitations on its investments in futures, many over-the-counter derivatives and certain other instruments. A related CFTC proposal to harmonize applicable CFTC and SEC regulations could, if adopted, mitigate certain disclosure and operational burdens where CPO registration is required for an adviser. Compliance with these additional CFTC regulatory requirements may increase Fund expenses.
EQUITY SECURITIES
In connection with its purchase or holding of interests in loans, the Fund may acquire (and subsequently sell) equity securities or exercise warrants that it receives. The Fund will acquire such interests only as an incident to the intended purchase or ownership of loans or in connection with a reorganization of a borrower or its debt. The Fund normally will not hold more than 20% of its total assets in equity securities. Equity securities will not be treated as Senior Loans; therefore, an investment in such securities will not count toward the 80% of the Fund’s net assets (plus borrowings for investment purposes) that normally will be invested in Senior Loans. Equity securities are subject to financial and market risks and can be expected to fluctuate in value.
DEBT INSTRUMENTS
Interest Rates and Portfolio Maturity
Interest rates on loans in which the Fund invests adjust periodically. The interest rates are adjusted based on a base rate plus a premium or spread over the base rate. The base rate usually is London Inter-Bank Offered Rate (“LIBOR”), the Federal Reserve federal funds rate, the Prime Rate, or other base lending rates used by commercial lenders. LIBOR usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar-denominated deposits. The Adviser and Sub-Adviser believe that changes in short-term LIBOR rates are closely related to changes in the Federal Reserve federal funds rate, although the two are not technically linked. The Prime Rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to its most creditworthy borrowers, although it may not be the bank’s lowest available rate.
Loans in which the Fund invests typically have multiple reset periods at the same time, with each reset period applicable to a designated portion of the loan. The maximum duration of an interest rate reset on any loan in which the Fund can invest is one year. The maximum maturity on any loan in which the Fund can invest is ten years. The Fund’s portfolio of loans will ordinarily have a dollar-weighted average time until the next interest rate adjustment of ninety (90) days or less, although the time may exceed 90 days. The Fund may find it possible and appropriate to use interest rate swaps and other investment practices to shorten the effective interest rate adjustment period of loans. If the Fund does so, it will consider the shortened period to be the adjustment period of the loan. As short-term interest rates rise, interest payable to the Fund should increase. As short-term interest rates decline, interest payable to the Fund should decrease. The amount of time that will pass before the Fund experiences the effects of changing short-term interest rates will depend on the dollar-weighted average time until the next interest rate adjustment on the Fund’s portfolio of loans.
Loans usually have mandatory and optional prepayment provisions. Because of prepayments, the actual remaining maturity of a loan may be considerably less than its stated maturity. If a loan is prepaid, the Fund will have to reinvest the proceeds in other loans or securities which may have a lower fixed spread over its base rate. In such a case, the amount of interest paid to the Fund would likely decrease.
In the event of a change in the benchmark interest rate on a loan, the rate payable to lenders under the loan will, in turn, reset as the applicable reset period reaches its next scheduled reset date. If the benchmark rate goes up, the Fund as lender would earn interest at a higher rate, but only on and after such reset date. If the benchmark rate goes down, the Fund as lender would earn interest at a lower rate, but only on and after such reset date.
During normal market conditions, changes in market interest rates will affect the Fund in certain ways. The principal effect will be that the yield on the Fund’s Common Shares will tend to rise or fall as market interest rates rise and fall. This is because almost all of the assets in which the Fund invests pay interest at rates which float in response to changes in market rates. However, because the interest rates on the Fund’s assets reset over time, there will be an imperfect correlation between changes in market rates and changes to rates on the portfolio as a whole. This means that changes to the rate of interest paid on the portfolio as a whole, will tend to lag behind changes in market rates.
Market interest rate changes may also cause the Fund’s NAV to experience volatility. This is because the value of a loan asset in the Fund is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan given its individual credit and other characteristics. If market interest rates change, a loan’s value could be affected to the extent the interest rate paid on that loan does not reset at the same time. As discussed above, the rates of interest paid on the loans in which the Fund invests have a weighted average reset period that typically is less than 90 days. Therefore, the impact of the lag between a change in market interest rates and the change in the overall rate on the portfolio is expected to be minimal.
Finally, to the extent that changes in market rates of interest are reflected, not in a change to a base rate such as LIBOR, but in a change in the spread over the base rate which is payable on loans of the type and quality in which the Fund invests, the Fund’s NAV could be adversely affected. Again, this is because the value of a loan asset in the Fund is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan given its individual credit and other characteristics. However, unlike changes in market rates of interest for which there is only a temporary lag before the portfolio reflects those changes, changes in a loan’s value based on changes in the market spread on loans in the Fund’s portfolio may be of longer duration.
Interest Rate Hedging Transactions
The Fund has the ability, pursuant to its investment objective and policies, to engage in certain hedging transactions including interest rate swaps and the purchase or sale of interest rate caps and floors. The Fund may undertake these transactions primarily for the following reasons: to preserve a return on or value of a particular investment or portion of the Fund’s portfolio; to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments which the Fund owns or anticipates purchasing at a later date; or for other risk management strategies such as managing the effective dollar-weighted average duration of the Fund’s portfolio. Market conditions will determine whether and in what circumstances the Fund would employ any of the hedging techniques described below.
Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, e.g., an exchange of an obligation to make floating rate payments on a specified dollar amount, referred to as the ”notional” principal amount, for an obligation to make fixed-rate payments. For example, the Fund may seek to shorten the effective interest rate re-determination period of a Senior Loan in its portfolio that has an interest rate re-determination period of one year. The Fund could exchange its right to receive fixed income payments for one year from a borrower for the right to receive payments under an obligation that readjusts monthly. In such an event, the Fund would consider the interest rate re-determination period of such Senior Loan to be the shorter period.
The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate floor. The Fund will not enter into swaps, caps, or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Fund or to the extent the purchase of swaps, caps, or floors would be inconsistent with the Fund’s other investment restrictions.
The Fund will usually enter into interest rate swaps on a net basis, i.e., where the two parties make net payments with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Fund’s obligations over its entitlement with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate NAV at least equal to the accrued excess will be maintained in a segregated account. If the Fund enters into a swap on other than a net basis, the Fund will maintain in the segregated account the full amount of the Fund’s obligations under each such swap. The Fund may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the NYSE or other entities determined by Voya Investments. If a default occurs by the other party to such transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could materially and adversely affect the Fund’s rights as a creditor. The Fund will not treat swaps covered in accordance with applicable regulatory guidance as senior securities.
The swap, cap, and floor market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, this market has become relatively liquid. There can be no assurance, however, that the Fund will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser or Sub-Adviser believes are advantageous to the Fund. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.
The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Fund’s portfolio securities and depends on the Adviser’s or Sub-Adviser’s ability to predict correctly the direction and degree of movements in interest rates. Although the Fund believes that use of the hedging and risk management techniques described above will benefit the Fund, if the Adviser’s or Sub-Adviser’s judgment about the direction or extent of the movement in interest rates is incorrect, the Fund’s overall performance would be worse than if it had not entered into any such transactions. The Fund will incur brokerage and other costs in connection with its hedging transactions.
Lease Participations
Senior Loans that the Fund may acquire include participation interests in lease financings (“Lease Participations”) where the collateral quality, credit quality of the borrower, and the likelihood of payback are believed by the Adviser or Sub-Adviser to be the same as those applied to conventional Senior Loans. A Lease Participation is also required to have a floating interest rate that is indexed to a benchmark indicator of prevailing interest rates, such as LIBOR or the Prime Rate.
The credit quality standards and general requirements that the Fund applies to Lease Participations including collateral quality, the credit quality of the borrower and the likelihood of payback are substantially the same as those applied to conventional Senior Loans. A Lease Participation is also required to have a floating interest rate that is indexed to the federal funds rate, LIBOR, or Prime Rate in order to be eligible for investment.
The Office of the Comptroller of the Currency has established regulations which set forth circumstances under which national banks may engage in lease financings. Among other things, the regulation requires that a lease be a net-full payout lease representing the non-cancelable obligation of the lessee and that the bank make certain determinations with respect to any estimated residual value of leased property relied upon by the bank to yield a full return on the lease. The Fund may invest in lease financings only if the Lease Participation meets these banking law requirements.
Lending Loan Interests and Other Portfolio Instruments
To generate additional income, the Fund may lend its portfolio securities, including interests in Senior Loans, in an amount up to 33  1⁄3% of the Fund’s total assets to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities. No lending may be made to any companies affiliated with the Adviser or Sub-Adviser. During the time portfolio securities are on loan, the borrower pays the Fund any dividends or interest paid on such securities and the Fund may invest the cash collateral and earn additional income, or it may receive an agreed-upon amount of interest income from the borrower who has delivered equivalent collateral or a letter of credit. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower fail financially.
The Fund may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC. The lending of financial instruments is a common practice in the securities industry. The loans are required to be secured continuously by collateral, consistent with the requirements of the 1940 Act discussed below, maintained on a current basis at an amount at least equal to the market value of the portfolio instruments loaned. The Fund has the right to call a loan and obtain the portfolio instruments loaned at any time on such notice as specified in the transaction documents. For the duration of the loan, the Fund will continue to receive the equivalent of the interest paid by the issuer on the portfolio instruments loaned and may also receive compensation for the loan of the financial instrument. Any gain or loss in the market price of the instruments loaned that may occur during the term of the loan will be for the account of the Fund.
The Fund may lend its portfolio instruments so long as the terms and the structure of such loans are not inconsistent with the requirements of the 1940 Act, which currently require that: (a) the borrower pledge and maintain with the Fund collateral consisting of cash, a letter of credit issued by a domestic U.S. bank, or securities issued or guaranteed by the U.S. government having a value at all times not less than 100% of the value of the instruments loaned; (b) the borrowers add to such collateral whenever the price of the instruments loaned rises (i.e., the value of the loan is marked-to-market on a daily basis); (c) the loan be made subject to termination by the Fund at any time; and (d) the Fund receives reasonable interest on the loan (which may include the Fund’s investing any cash collateral in interest bearing short-term investments), any distributions on the loaned instruments and increase in their market value. The Fund may lend its portfolio instruments to member banks of the Federal Reserve System, members of the NYSE or other entities determined by the Adviser or Sub-Adviser to be creditworthy. All relevant facts and circumstances, including the creditworthiness of the qualified institution, will be monitored by the Adviser or Sub-Adviser, and will be considered in making decisions with respect to the lending of portfolio instruments.

The Fund may pay reasonable negotiated fees in connection with loaned instruments. In addition, voting rights may pass with loaned securities but if a material event were to occur affecting such a loan, the Fund will retain the right to call the loan and vote the securities. If a default occurs by the other party to such transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could materially and adversely affect the Fund’s rights as a creditor. However, the loans will be made only to firms deemed by the Adviser or Sub-Adviser to be of good financial standing and when, in the judgment of the Adviser or Sub-Adviser, the consideration which can be earned currently from loans of this type justifies the attendant risk.
Originating Senior Loans – Reliance on Agents
The Fund has the ability to act as an agent in originating and administering a loan on behalf of all lenders or as one of a group of co-agents in originating Senior Loans. However, the Fund has not acted as agent or co-agent on any loans, and has no present intention of doing so in the future. An agent for a loan is required to administer and manage the Senior Loan and to service or monitor the collateral. The agent is also responsible for the collection of principal, interest, and fee payments from the borrower and the apportionment of these payments to the credit of all lenders which are parties to the loan agreement. The agent is charged with the responsibility of monitoring compliance by the borrower with the restrictive covenants in the loan agreement and of notifying the lenders of any adverse change in the borrower’s financial condition. In addition, the agent generally is responsible for determining that the lenders have obtained a perfected security interest in the collateral securing the Senior Loan. When evaluating Senior Loans, the Adviser may consider, and may rely in part on, analysis performed by the Agent and other lenders. This analysis may include an evaluation of the value and sufficiency of any collateral securing Senior Loans. The valuation of assets pledged as collateral will reflect market value and the agent may rely on independent appraisals as to the value of specific collateral. The Agent, however, may not obtain an independent appraisal as to the value of assets pledged as collateral in all cases and the value assigned to such collateral may not reflect its fair value.
Lenders generally rely on the agent to collect their portion of the payments on a Senior Loan and to use the appropriate creditor remedies against the borrower. Typically under loan agreements, the agent is given broad discretion in enforcing the loan agreement and is obligated to use the same care it would use in the management of its own property. The borrower compensates the agent for these services. Such compensation may include special fees paid on structuring and funding the Senior Loan and other fees on a continuing basis. The precise duties and rights of an agent are defined in the loan agreement.
When the Fund is an agent, it has as a party to the loan agreement, a direct contractual relationship with the borrower and, prior to allocating portions of the loan to lenders, if any, assumes all risks associated with the loan. The agent may enforce compliance by the borrower with the terms of the loan agreement. Agents also have voting and consent rights under the applicable loan agreement. Action subject to agent vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan, which percentage varies depending on the relative loan agreement. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or relating collateral therefore, frequently require the unanimous vote or consent of all lenders affected.
Pursuant to the terms of a loan agreement, the agent typically has sole responsibility for servicing and administering a loan on behalf of the other lenders. Each lender in a Senior Loan is generally responsible for performing its own credit analysis and its own investigation of the financial condition of the borrower. Generally, loan agreements will hold the agent liable for any action taken or omitted that amounts to gross negligence or willful misconduct. In the event of a borrower’s default on a loan, the loan agreements provide that the lenders do not have recourse against the Fund for its activities as agent. Instead, lenders will be required to look to the borrower for recourse.
In a typical interest in a Senior Loan, the agent administers the loan and has the right to monitor the collateral. The agent is also required to segregate the principal and interest payments received from the borrower and to hold these payments for the benefit of the lenders. The Fund normally looks to the agent to collect and distribute principal of and interest on a Senior Loan. Furthermore, the Fund looks to the agent to use normal credit remedies, such as to foreclose on collateral, monitor credit loan covenants, and notify the lenders of any adverse changes in the borrower’s financial condition or declarations of insolvency. At times the Fund may also negotiate with the agent regarding the agent’s exercise of credit remedies under a Senior Loan. The agent is compensated for these services by the borrower as set forth in the loan agreement. Such compensation may take the form of a fee or other amount paid upon the making of the Senior Loan and/or an ongoing fee or other amount.
The loan agreements in connection with Senior Loans set forth the standard of care to be exercised by the agents on behalf of the lenders and usually provide for the termination of the agent’s agency status in the event that it fails to act properly, becomes insolvent, enters FDIC receivership, or if not FDIC insured, enters into bankruptcy or if the agent resigns. In the event an agent is unable to perform its obligations as agent, another lender would generally serve in that capacity.
Additional Information on Senior Loans
Senior Loans are direct obligations of corporations or other business entities and are arranged by banks or other commercial lending institutions and made generally to finance internal growth, mergers, acquisitions, stock repurchases, and leveraged buyouts. Senior Loans usually include restrictive covenants which must be maintained by the borrower. Such covenants, in addition to the timely payment of interest and principal, may include mandatory prepayment provisions arising from free cash flow and restrictions on dividend payments, and usually state that a borrower must maintain specific minimum financial ratios as well as establishing limits on total debt. A breach of covenant, which is not waived by the agent, is normally an event of acceleration, i.e., the agent has the right to call the outstanding Senior Loan. In addition, loan covenants may include mandatory prepayment provisions stemming from free cash flow. Free cash flow is cash that is in excess of capital expenditures plus debt service requirements of principal and interest. The free cash flow shall be applied to prepay the Senior Loan in an order of maturity described in the loan documents. Under certain interests in Senior Loans, the Fund may have an obligation to make additional loans upon demand by the borrower. The Fund intends to ensure its ability to satisfy such demands by segregating sufficient assets in high-quality, short-term liquid investments or by sufficiently maintaining unused borrowing capacity.
The Fund believes that the principal credit risk associated with acquiring loans from another lender is the credit risk associated with the borrower of the underlying loan. The Fund may incur additional credit risk; however, when the Fund acquires a participation in a loan from another lender because the Fund must assume the risk of insolvency or bankruptcy of the other lender from which the loan was acquired. However, in acquiring loans, the Fund conducts an analysis and evaluation of the financial condition of each such lender. In this regard, if the lenders have a long-term debt rating, the long-term debt of all such participants is rated “BBB” or better by S&P or “Baa” or better by Moody’s, or has received a comparable rating by another nationally recognized rating service. In the absence of rated long-term debt, the lenders or, with respect to a bank, the holding company of such lenders have commercial paper outstanding which is rated at least “A-1” by S&P or “P-1” by Moody’s. In the absence of such rated long-term debt or rated commercial paper, the Fund may acquire participations in loans from lenders whose long-term debt and commercial paper is of comparable quality to the foregoing rating standards as determined by the Adviser under the supervision of the Trustees. The Fund also diversifies its portfolio with respect to lenders from which the Fund acquires loans. (See, “Fundamental and Non-Fundamental Investment Restrictions.”)
Senior Loans, unlike certain bonds, usually do not have call protection. This means that investments comprising the Fund’s portfolio, while having a stated one to ten-year term, may be prepaid, often without penalty. The Fund generally holds Senior Loans to maturity unless it becomes necessary to sell them to adjust the Fund’s portfolio in accordance with the Adviser’s or Sub-Adviser’s view of current or expected economic or specific industry or borrower conditions.
Senior Loans frequently require full or partial prepayment of a loan when there are asset sales or a securities issuance. Prepayments on Senior Loans may also be made by the borrower at its election. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a Senior Loan to be shorter than its stated maturity. Prepayment may be deferred by the Fund. This should, however, allow the Fund to reinvest in a new loan and recognize as income any unamortized loan fees. In many cases this will result in a new facility fee payable to the Fund.
Because interest rates paid on these Senior Loans fluctuate periodically with the market, it is expected that the prepayment and a subsequent purchase of a new Senior Loan by the Fund will not have a material adverse impact on the yield of the portfolio. (See, “Portfolio Transactions.”)
Under a Senior Loan, the borrower generally must pledge as collateral, assets which may include one or more of the following: cash, accounts receivable, inventory, property, plant and equipment, both common and preferred stocks in its subsidiaries, trademarks, copyrights, patent rights, and franchise value. The Fund may also receive guarantees as a form of collateral. In some instances, a Senior Loan may be secured only by stocks in a borrower or its affiliates. However, there is no assurance that the liquidation of the existing collateral would satisfy the borrower’s obligation in the event of nonpayment of scheduled interest or principal, or that such collateral could be readily liquidated.
Loan Participation and Assignments
The Fund’s investment in loan participations typically will result in the Fund having a contractual relationship only with the lender and not with the borrower. The Fund will have the right to receive payments of principal, interest, and any fees to which it is entitled only from the lender selling the participation and only upon receipt by the lender of the payments from the borrower. In connection with purchasing participation, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any right of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the participation. As a result, the Fund may be subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling a participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower.
When the Fund purchases a loan assignment from lenders, it will acquire direct rights against the borrowers on the loan. Because assignments are arranged through private negotiations between potential assignees and potential assignors; however, the rights and obligations acquired by the Fund as the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender. Because there is no liquid market for such securities, the Fund anticipates that such securities could be sold only to a limited number of institutional investors. The lack of a liquid secondary market may have an adverse impact on the value of such securities and the Fund’s ability to dispose of particular assignments or participation when necessary to meet redemption of Fund shares, to meet the Fund’s liquidity needs or when necessary in response to a specific economic event, such as deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for assignments and participation also may make it more difficult for the Fund to value these securities for purposes of calculating its NAV.
The Fund may be required to pay and receive various fees and commissions in the process of purchasing, selling and holding loans. The fee component may include any, or a combination of, the following elements: arrangement fees, assignment fees, non-use fees, facility fees, letter of credit fees, and ticking fees. Arrangement fees are paid at the commencement of a loan as compensation for the initiation of the transaction. A non-use fee is paid based upon the amount committed but not used under the loan. Facility fees are on-going annual fees paid in connection with a loan. Letter of credit fees are paid if a loan involves a letter of credit. Ticking fees are paid from the initial commitment indication until loan closing if for an extended period. The amount of fees is negotiated at the time of transaction.

LIBOR: The U.K. Financial Conduct Authority has announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021, and it remains unclear whether LIBOR will continue to exist after that date and, if so, in what form. Actions by regulators have resulted in the establishment of alternative reference rates to LIBOR in many major currencies. The Federal Reserve Board, based on the recommendations of the New York Federal Reserve's Alternative Reference Rate Committee (comprised of major derivative market participants and their regulators), has begun publishing a Secured Overnight Funding Rate (“SOFR”) that is intended to replace U.S. dollar LIBOR. Proposals for alternative reference rates for other currencies have also been announced or have already begun publication.
Discontinuance of LIBOR and adoption/implementation of alternative rates pose a number of risks, including among others whether any substitute rate will experience the market participation and liquidity necessary to provide a workable substitute for LIBOR; the effect on parties' existing contractual arrangements, hedging transactions, and investment strategies generally from a conversion from LIBOR to alternative rates; the effect on a Fund's existing investments (including, for example, fixed-income investments; senior loans; CLOs and CDOs; and derivatives transactions), including the possibility that some of those investments may terminate or their terms may be adjusted to the disadvantage of the Fund; and the risk of general market disruption during the period of the conversion. It is difficult to predict at this time the likely impact of the transition away from LIBOR on a Fund.
OTHER RISKS
Cyber Security Issues
The Voya family of funds, and their service providers, may be prone to operational and information security risks resulting from cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber security breaches. Cyber-attacks affecting the Fund or its service providers may adversely impact the Fund. For instance, cyber-attacks may interfere with the processing of shareholder transactions, impact the Fund’s ability to calculate its NAV, cause the release of private shareholder information or confidential business information, impede trading, subject the Fund to regulatory fines or financial losses and/or cause reputational damage. The Fund may also incur additional costs for cyber security risk management purposes. Similar types of cyber security risks are also present for issuers of securities in which the Fund may invest, which could result in material adverse consequences for such issuers and may cause the Fund’s investment in such companies to lose value. In addition, substantial costs may be incurred in order to prevent any cyber-attacks in the future. While the Fund has established a business continuity plan in the event of, and risk management systems to prevent, such cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cyber security plans and systems put in place by service providers to the Fund and issuers in which the Fund invests. The Fund and its shareholders could be negatively impacted as a result.
Other Investments
Assets not invested in Senior Loans will generally consist of other instruments, including loans to borrowers organized or located in countries outside the United States and outside U.S. territories and possessions or Canada; unsecured floating rate loans, notes and other debt instruments; floating rate subordinated loans (up to a maximum of 5% of the Fund’s total assets); tranches of floating rate asset-backed securities, including structured notes, corporate debt securities, cash or short-term debt securities, with remaining maturities of 120 days or less (which may have yields tied to the Prime Rate, commercial paper rates, the federal funds rate or LIBOR); and equity securities acquired in connection with investments in loans. Short-term debt instruments may include: (i) commercial paper rated A-1 by S&P or P-1 by Moody’s, or of comparable quality as determined by the Adviser or Sub-Adviser; (ii) certificates of deposit, bankers’ acceptances, and other bank deposits and obligations; and (iii) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Under normal circumstances, the Fund may invest in cash and/or short-term instruments. During periods when, in the judgment of the Adviser or Sub-Adviser, a temporary defensive posture in the market is appropriate, the Fund may hold up to 100% of its assets in cash and/or in short-term debt instruments.
Asset-Backed Securities
Defaults on, or low credit quality or liquidity of the underlying assets of the asset-backed securities may impair the value of these securities and result in losses. There may be limitations on the enforceability of any security interest or collateral granted with respect to those underlying assets and the value of collateral may not satisfy the obligation upon default. These securities also present a higher degree of prepayment and extension risk and interest rate risk than do other types of debt instruments.
Because of prepayment risk and extension risk, small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain asset-backed securities. The value of longer-term securities generally changes more in response to changes in market interest rates than shorter term securities.
These securities may be significantly affected by government regulation, market interest rates, market perception of the creditworthiness of an issuer servicer, and loan-to-value ratio of the underlying assets. During an economic downturn, the mortgages, commercial or consumer loans, trade or credit card receivables, installment purchase obligations, leases, or other debt obligations underlying an asset-backed security may experience an increase in defaults as borrowers experience difficulties in repaying their loans which may cause the valuation of such securities to be more volatile and may reduce the value of such securities. These risks are particularly heightened for investments in asset-backed securities that contain sub-prime loans which are loans made to borrowers with weakened credit histories and often have higher default rates.
Repurchase Agreements

The Fund has the ability, pursuant to its investment objective and policies, to enter into repurchase agreements if the asset which is the subject of the repurchase is a loan. Such agreements may be considered to be loans by the Fund for purposes of the 1940 Act. Each repurchase agreement must be collateralized fully, in accordance with the provisions of Rule 5b-3 under the 1940 Act, at all times. Pursuant to such repurchase agreements, the Fund acquires securities from financial institutions such as brokers, dealers, and banks, subject to the seller’s agreement to repurchase and the Fund’s agreement to resell such securities at a mutually agreed upon date and price. The term of such an agreement is generally quite short, possibly overnight or for a few days, although it may extend over a number of months (up to one year) from the date of delivery. The repurchase price generally equals the price paid by the Fund plus interest negotiated on the basis of current short-term rates (which may be more or less than the rate on the underlying portfolio security). The securities underlying a repurchase agreement will be marked-to-market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser or Sub-Adviser will monitor the value of the collateral. Securities subject to repurchase agreements will be held by the custodian or in the Federal Reserve/Treasury Book Entry System. If the seller defaults on its repurchase obligation, the Fund will suffer a loss to the extent that the proceeds from a sale of the underlying securities are less than the repurchase price under the agreement. Bankruptcy or insolvency of such a defaulting seller may cause the Fund’s rights with respect to such securities to be delayed or limited. To mitigate this risk, the Fund only enters into repurchase agreements with highly-rated, large financial institutions. The Fund may only enter into repurchase agreements that qualify for an exclusion from any automatic stay of creditors’ rights against the counterparty under applicable insolvency law in the event of the counterparty’s insolvency.
Reverse Repurchase Agreements
The Fund has the ability, pursuant to its investment objective and policies, to enter into reverse repurchase agreements. A reverse repurchase agreement is a contract under which the Fund may sell and simultaneously obtain the commitment of the purchaser to sell the security back to the Fund at an agreed upon price on an agreed upon date. Reverse repurchase agreements will be considered borrowings by the Fund and as such, are subject to the restrictions on borrowing. Borrowings by the Fund create an opportunity for greater total return but at the same time increase exposure to capital risk. The Fund will maintain in a segregated account with its custodian cash or liquid high grade portfolio securities in an amount sufficient to cover its obligations with respect to the reverse repurchase agreements. The Fund will receive payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. Regulations of the SEC require either that securities sold by the Fund under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Fund’s books and records pending repurchase. Reverse repurchase agreements may involve certain risks in the event of default or insolvency of the other party, including possible loss from delays or restrictions upon the Fund’s ability to dispose of the underlying securities.
Other Investment Companies
An investment company is a company engaged in the business of pooling investors’ money and trading in securities for them. Examples include face-amount certificate companies, unit investment trusts and management companies. When the Fund invests in other investment companies, shareholders of the Fund bear their proportionate share of the underlying investment companies’ fees and expenses.
The Fund may invest in other investment companies to the extent permitted under the 1940 Act and the rules, regulations, and exemptive orders thereunder. For so long as shares of the Fund are purchased by another fund in reliance on Section 12(d)(1)(G) of the 1940 Act, the Fund will not purchase securities of a registered open-end investment company or registered unit investment trust in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act.
There are some potential disadvantages associated with investing in other investment companies. In addition to the advisory and operational fees, the Fund bears directly in connection with its own operation, the Fund would also bear its pro-rata portions of each other investment company’s advisory and operational expenses.
When the Fund invests in other investment companies, you indirectly pay a proportionate share of the expenses of that other investment company (including management fees, administration fees, and custodial fees) in addition to the expenses of the Fund.
PORTFOLIO TURNOVER
A change in securities held in a Fund’s portfolio is known as portfolio turnover and may involve the payment by a Fund of dealer mark-ups or brokerage or underwriting commissions and other transaction costs associated with the purchase or sale of securities.
The Fund may sell a portfolio investment soon after its acquisition if the Adviser or Sub-Adviser believes that such a disposition is consistent with the Fund’s investment objective. Portfolio investments may be sold for a variety of reasons, such as a more favorable investment opportunity or other circumstances bearing on the desirability of continuing to hold such investments. Portfolio turnover rate for a fiscal year is the percentage determined by dividing (i) the lesser of the cost of purchases or sales of portfolio securities by (ii) the monthly average of the value of portfolio securities owned by the Fund during the fiscal year. Securities with maturities at acquisition of one year or less are excluded from this calculation. The Fund cannot accurately predict its turnover rate; however, the rate will be higher when the Fund finds it necessary or desirable to significantly change its portfolio to adopt a temporary defensive position or respond to economic or market events.
A portfolio turnover rate of 100% or more is considered high, although the rate of portfolio turnover will not be a limiting factor in making portfolio decisions. A high rate of portfolio turnover involves correspondingly greater brokerage commission expenses and transaction costs which are ultimately borne by a Fund’s shareholders. High portfolio turnover may result in the realization of substantial capital gains.
The Fund’s historical turnover rates are included in the Financial Highlights tables in the Prospectus.

To the extent the Fund invests in affiliated Underlying Funds, the discussion above relating to investment decisions made by the Adviser or the Sub-Adviser with respect to the Fund also includes investment decisions made by an Adviser or a Sub-Adviser with respect to those Underlying Funds.
FUNDAMENTAL AND NON-FUNDAMENTAL INVESTMENT RESTRICTIONS
Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of a Fund’s assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such percentage limitation or standard will be determined immediately after and as a result of the Fund’s acquisition of such security or other asset, except in the case of borrowing (or other activities that may be deemed to result in the issuance of a “senior security” under the 1940 Act). Accordingly, any subsequent change in value, net assets or other circumstances will not be considered when determining whether the investment complies with the Fund’s investment policies and limitations.
There is no limitation on the percentage of the Fund’s total assets that may be invested in instruments which are not readily marketable or subject to restrictions on resale and to the extent the Fund invests in such instruments, the Fund’s portfolio should be considered illiquid. The extent to which the Fund invests in such instruments may affect its ability to realize the NAV of the Fund in the event of the voluntary or involuntary liquidation of its assets.
FUNDAMENTAL INVESTMENT RESTRICTIONS
The Fund has adopted the following investment restrictions as fundamental policies, which means they cannot be changed without the approval of the holders of a “majority” of the Fund’s outstanding voting securities, as that term is defined in the 1940 Act. The term “majority” is defined in the 1940 Act as the lesser of: (i) 67% or more of the Fund’s voting securities present at a meeting of shareholders at which the holders of more than 50% of the outstanding voting securities of the Fund are present in person or represented by proxy; or (ii) more than 50% of the Fund’s outstanding voting securities.
As a matter of fundamental policy, the Fund will not:
1.	issue senior securities, except insofar as the Fund may be deemed to have issued a senior security by reason of: (i) entering into certain interest rate hedging transactions; (ii) entering into reverse repurchase agreements; (iii) borrowing money in an amount permitted under the 1940 Act, including the rules, regulations, interpretations thereunder, and any exemptive relief provided by the SEC; or (iv) issuing a class or classes of preferred shares in an amount not exceeding 50%, or such other percentage permitted by law, of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities;
2.	invest more than 25% of its total assets in any industry;
3.	invest in marketable warrants other than those acquired in conjunction with Senior Loans and such warrants will not constitute more than 5% of its assets;
4.	make investments in any one issuer other than U.S. government securities if, immediately after such purchase or acquisition, more than 5% of the value of the Fund’s total assets would be invested in such issuer, or the Fund would own more than 25% of any outstanding issue, except that up to 25% of the Fund’s total assets may be invested without regard to the foregoing restrictions. For the purpose of the foregoing restriction, the Fund will consider the borrower of a Senior Loan to be the issuer of such Senior Loan. In addition, with respect to a Senior Loan under which the Fund does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to pay scheduled principal or interest, the Fund will also separately meet the foregoing requirements and consider each interpositioned bank (a lender from which the Fund acquires a Senior Loan) to be an issuer of the Senior Loan;
5.	act as an underwriter of securities, except to the extent that it may be deemed to act as an underwriter in certain cases when disposing of its portfolio investments or acting as an agent or one of a group of co-agents in originating Senior Loans;
6.	purchase or sell equity securities (except that the Fund may, incidental to the purchase or ownership of an interest in a Senior Loan, or as part of a borrower reorganization, acquire, sell and exercise warrants and/or acquire or sell other equity securities), real estate, real estate mortgage loans, commodities, commodity futures contracts, or oil or gas exploration or development programs; or sell short, purchase or sell straddles, spreads, or combinations thereof, or write put or call options;
7.	make loans of money or property to any person, except that the Fund: (i) may make loans to corporations or other business entities, or enter into leases or other arrangements that have the characteristics of a loan; (ii) may lend portfolio instruments; and (iii) may acquire securities subject to repurchase agreements;
8.	purchase shares of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization; or
9.	make investments on margin or hypothecate, mortgage, or pledge any of its assets except for the purpose of securing borrowings as described above in connection with the issuance of senior securities and then only in an amount up to 33 1⁄3% (50% in the case of the issuance of a preferred class of shares), or such other percentage permitted by law, of the value of the Fund’s total assets (including, with respect to borrowings, the amount borrowed) less all liabilities other than borrowings (or, in the case of the issuance of senior securities, less all liabilities and indebtedness not represented by senior securities).

With regard to paragraph number 2 above, the Fund will consider the borrower on a loan, including a loan participation, to be the issuer of that loan. In addition, with respect to a loan under which the Fund does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to pay scheduled principal or interest, the Fund will also consider each interpositioned bank (a lender from which the Fund acquires a loan) to be an issuer of the loan.
QUARTERLY DISCLOSURE OF the Fund’s PORTFOLIO SECURITIES
The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form NPORT-P. The Fund’s Form NPORT-P is available on the SEC’s website at www.sec.gov. The Fund’s complete schedule of portfolio holdings is available at www.voyainvestments.com and without charge upon request from the Fund by calling shareholder services toll-free at 1-800-336-3436.

MANAGEMENT OF the Trust
The business and affairs of the Trust are managed under the direction of the Trust’s Board according to the applicable laws of the Commonwealth of Massachusetts.
The Board governs the Fund and is responsible for protecting the interests of shareholders. The Trustees are experienced executives who oversee the Fund’s activities, review contractual arrangements with companies that provide services to the Fund, and review the Fund’s performance.
Set forth in the table below is information about each Trustee of the Fund.
Name, Address and Age	Position(s) Held with the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During the Past 5 Years	Number of Funds in the Fund Complex Overseen by Trustees[2]	Other Board Positions Held by Trustees
Independent Trustees
Colleen D. Baldwin 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 60	Chairperson Trustee	January 2020 – Present October 2007 – Present	President, Glantuam Partners, LLC, a business consulting firm (January 2009 – Present).	139	Dentaquest, (February 2014 – Present); RSR Partners, Inc., (2016 – Present).
John V. Boyer 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 66	Trustee	January 2005 – Present	Retired. Formerly, President and Chief Executive Officer, Bechtler Arts Foundation, an arts and education foundation (January 2008 – December 2019).	139	None.
Patricia W. Chadwick 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 71	Trustee	January 2006 – Present	Consultant and President, Ravengate Partners LLC, a consulting firm that provides advice regarding financial markets and the global economy (January 2000 – Present).	139	Wisconsin Energy Corporation (June 2006 – Present); The Royce Funds (22 funds) (December 2009 – Present); and AMICA Mutual Insurance Company (1992 – Present).
Martin J. Gavin 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 70	Trustee	August 2015 – Present	Retired. Formerly, President and Chief Executive Officer, Connecticut Children’s Medical Center (May 2006 – November 2015).	139	None.
Joseph E. Obermeyer 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 62	Trustee	May 2013 – Present	President, Obermeyer & Associates, Inc., a provider of financial and economic consulting services (November 1999 – Present).	139	None.

Name, Address and Age	Position(s) Held with the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During the Past 5 Years	Number of Funds in the Fund Complex Overseen by Trustees[2]	Other Board Positions Held by Trustees
Sheryl K. Pressler 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 69	Trustee	January 2006 – Present	Consultant (May 2001 – Present).	139	None.
Christopher P. Sullivan 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 66	Trustee	October 2015 – Present	Retired.	139	None.
Trustee who is an “Interested Person”
Dina Santoro[3] 230 Park Avenue New York, NY 10169 Age: 47	Trustee	July 2018 – Present	President, Voya Investments, LLC and Voya Capital, LLC (March 2018 – Present); Senior Vice President, Voya Investments Distributor, LLC (April 2018 – Present); Senior Managing Director, Head of Product and Marketing Strategy, Voya Investment Management (September 2017 – Present). Formerly, Managing Director, Quantitative Management Associates, LLC (January 2004 – August 2017).	139	Voya Investments, LLC, Voya Capital, LLC and Voya Funds Services, LLC (March 2018 – Present); Voya Investments Distributor, LLC (April 2018 – Present).
1	Trustees serve until their successors are duly elected and qualified. The tenure of each Trustee who is not an “interested person” as defined in the 1940 Act, of the Fund (as defined below, “Independent Trustee”) is subject to the Board’s retirement policy, which states that each duly elected or appointed Independent Trustee shall retire from and cease to be a member of the Board of Trustees at the close of business on December 31 of the calendar year in which the Independent Trustee attains the age of 75. A majority vote of the Board’s other Independent Trustees may extend the retirement date of an Independent Trustee if the retirement would trigger a requirement to hold a meeting of shareholders of the Trust under applicable law, whether for the purposes of appointing a successor to the Independent Trustee or otherwise complying under applicable law, in which case the extension would apply until such time as the shareholder meeting can be held or is no longer required (as determined by a vote of a majority of the other Independent Trustees).
2	For the purposes of this table, “Fund Complex” means the Voya family of funds, including the following investment companies: Voya Asia Pacific High Dividend Equity Income Fund; Voya Balanced Portfolio, Inc.; Voya Emerging Markets High Dividend Equity Fund; Voya Equity Trust; Voya Funds Trust; Voya Global Advantage and Premium Opportunity Fund; Voya Global Equity Dividend and Premium Opportunity Fund; Voya Government Money Market Portfolio; Voya Infrastructure, Industrials and Materials Fund; Voya Intermediate Bond Portfolio; Voya International High Dividend Equity Income Fund; Voya Investors Trust; Voya Mutual Funds; Voya Natural Resources Equity Income Fund; Voya Partners, Inc.; Voya Prime Rate Trust; Voya Senior Income Fund; Voya Separate Portfolios Trust; Voya Strategic Allocation Portfolios, Inc.; Voya Variable Funds; Voya Variable Insurance Trust; Voya Variable Portfolios, Inc.; and Voya Variable Products Trust. The number of funds in the Fund Complex is as of May 31, 2020.
3	Ms. Santoro is deemed to be an interested person of the Trust, as defined by the 1940 Act, because of her current affiliation with any of the Voya funds, Voya Financial, Inc., or Voya Financial, Inc.’s affiliates.
Information Regarding Officers of the Trust
Set forth in the table below is information for each Officer of the Trust.

Name, Address and Age	Position(s) Held with the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During the Past 5 Years
Michael Bell One Orange Way Windsor, CT 06095 Age: 51	Chief Executive Officer	March 2018 - Present	Chief Executive Officer and Director, Voya Investments, LLC, Voya Capital, LLC, and Voya Funds Services, LLC (March 2018 – Present); Senior Vice President and Chief Financial Officer, Voya Investments Distributor, LLC (September 2019 – Present); Chief Financial Officer, Voya Investment Management (September 2014 – Present). Formerly, Senior Vice President and Treasurer, Voya Investments Distributor, LLC (November 2015 – September 2019); Senior Vice President, Chief Financial Officer, and Treasurer, Voya Investments, LLC (November 2015 – March 2018).
Dina Santoro 230 Park Avenue New York, NY 10169 Age: 47	President	March 2018 - Present	President and Director, Voya Investments, LLC and Voya Capital, LLC (March 2018 – Present); Director, Voya Funds Services, LLC (March 2018 – Present); Director and Senior Vice President, Voya Investments Distributor, LLC (April 2018 – Present); Senior Managing Director, Head of Product and Marketing Strategy, Voya Investment Management (September 2017 – Present). Formerly, Managing Director, Quantitative Management Associates, LLC (January 2004 – August 2017).
Jonathan Nash 230 Park Avenue New York, NY 10169 Age: 52	Executive Vice President Chief Investment Risk Officer	March 2020 - Present	Senior Vice President, Investment Risk Management, Voya Investment Management (March 2017 – Present). Formerly, Consultant, DA Capital LLC (January 2016 – March 2017); Managing Director, Enterprise Risk, AIG (September 2014 – March 2015).

Name, Address and Age	Position(s) Held with the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During the Past 5 Years
James M. Fink 5780 Powers Ferry Rd. NW Atlanta, GA 30327 Age: 62	Executive Vice President	March 2018 - Present	Managing Director, Voya Investments, LLC, Voya Capital, LLC, and Voya Funds Services, LLC (March 2018 – Present); Senior Vice President, Voya Investments Distributor, LLC (April 2018 – Present); Chief Administrative Officer, Voya Investment Management (September 2017 – Present). Formerly, Managing Director, Operations, Voya Investment Management (March 1999 – September 2017).
Kevin M. Gleason 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 53	Chief Compliance Officer	February 2012 - Present	Senior Vice President Voya Investment Management, LLC and Chief Compliance Officer, Voya Family of Funds (February 2012- Present).
Todd Modic 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 52	Senior Vice President, Chief/Principal Financial Officer and Assistant Secretary	March 2005 - Present	President, Voya Funds Services, LLC (March 2018 – Present) and Senior Vice President, Voya Investments, LLC (April 2005 – Present).
Daniel A. Norman 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 62	Senior Vice President and Treasurer	April 1995 - Present	Senior Managing Director and Group Head, Voya Investment Management Co. LLC (March 2019 – Present). Formerly, Managing Director and Group Head, Voya Investment Management Co. LLC (January 2012 – February 2019)
Kimberly A. Anderson 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 55	Senior Vice President	November 2003 - Present	Senior Vice President, Voya Investments, LLC (September 2003 – Present).
Jeffrey A. Bakalar 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 60	Senior Vice President	November 1999 - Present	Senior Managing Director and Group Head, Voya Investment Management Co. LLC (March 2019 – Present). Formerly, Managing Director and Group Head, Voya Investment Management Co. LLC (January 2012 – February 2019).
Elliot A. Rosen 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 67	Senior Vice President	May 2002 - Present	Senior Vice President, Voya Investment Management Co. LLC (February 1999 – Present)

Name, Address and Age	Position(s) Held with the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During the Past 5 Years
Robert Terris 5780 Powers Ferry Rd. NW Atlanta, GA 30327 Age: 50	Senior Vice President	May 2006 - Present	Senior Vice President, Voya Investments Distributor, LLC (April 2018 – Present); Senior Vice President, Head of Division Operations, Voya Investments, LLC (October 2015 – Present) and Voya Funds Services, LLC (March 2006 – Present).
Fred Bedoya 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 47	Vice President	September 2012 - Present	Vice President, Voya Investments, LLC (October 2015 – Present) and Voya Funds Services, LLC (July 2012 – Present).
Maria M. Anderson 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 62	Vice President	September 2004 - Present	Vice President, Voya Investments, LLC (October 2015 – Present) and Voya Funds Services, LLC (September 2004 – Present).
Sara M. Donaldson 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 60	Vice President	September 2014 - Present	Vice President, Voya Investments, LLC (October 2015 – Present). Formerly, Vice President, Voya Funds Services, LLC (April 2014 – October 2015).
Micheline S. Faver 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 43	Vice President	September 2016 - Present	Vice President, Head of Fund Compliance, Chief Compliance Officer Voya Investments, LLC (June 2016 – Present). Formerly, Vice President, Mutual Fund Compliance (March 2014 – June 2016); and Assistant Vice President Mutual Fund Compliance (May 2013 – March 2014).
Robyn L. Ichilov 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 52	Vice President	November 1997 - Present	Vice President, Voya Funds Services, LLC (November 1995 – Present) and Voya Investments, LLC (August 1997 – Present).
Jason Kadavy 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 44	Vice President	September 2012 - Present	Vice President, Voya Investments, LLC (October 2015 – Present) and Voya Funds Services, LLC (July 2007 – Present).

Name, Address and Age	Position(s) Held with the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During the Past 5 Years
Andrew K. Schlueter 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 44	Vice President	March 2018 - Present	Vice President, Voya Investments Distributor, LLC (April 2018 – Present); Vice President, Voya Investments, LLC and Voya Funds Services, LLC (March 2018 – Present); Vice President, Head of Mutual Fund Operations, Voya Investment Management (February 2018 – Present). Formerly, Vice President, Voya Investment Management (March 2014 – February 2018).
Craig Wheeler 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 51	Vice President	May 2013 - Present	Vice President – Director of Tax, Voya Investments, LLC (October 2015 – Present). Formerly, Vice President – Director of Tax Voya Funds Services, LLC (March 2013 – October 2015).
Freddee McGough 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 54	Assistant Vice President	November 2019 - Present	Assistant Vice President, Voya Investments, LLC (September 2001 – Present).
Monia Piacenti One Orange Way Windsor, CT 06095 Age: 43	Anti-Money Laundering Officer	June 2018 - Present	Anti-Money Laundering Officer, Voya Investments Distributor, LLC, Voya Investment Management, and Voya Investment Management Trust Co. (June 2018 – Present); Compliance Consultant, Voya Financial, Inc. (January 2019 – Present). Formerly, Senior Compliance Officer, Voya Investment Management (December 2009 – December 2018).
Theresa K. Kelety 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 57	Secretary	January 2020 - Present	Vice President and Senior Counsel, Voya Investment Management – Mutual Fund Legal Department (March 2010 – Present).
Paul A. Caldarelli 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 68	Assistant Secretary	June 2010 - Present	Vice President and Senior Counsel, Voya Investment Management – Mutual Fund Legal Department (March 2010 – Present).
Joanne F. Osberg 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258-2034 Age: 38	Assistant Secretary	January 2020 - Present	Vice President and Counsel, Voya Investment Management – Mutual Fund Legal Department (January 2013 – Present).
1	The Officers hold office until the next annual meeting of the Board of Trustees and until their successors shall have been elected and qualified.

The Board of Trustees
The Trust and the Fund are governed by the Board, which oversees the Trust’s business and affairs. The Board delegates the day-to-day management of the Trust and the Fund to the Trust’s Officers and to various service providers that have been contractually retained to provide such day-to-day services. The Voya entities that render services to the Trust and the Fund do so pursuant to contracts that have been approved by the Board. The Trustees are experienced executives who, among other duties, oversee the Trust’s activities, review contractual arrangements with companies that provide services to the Fund, and review the Fund’s investment performance.
The Board Leadership Structure and Related Matters
The Board is comprised of eight (8) members, seven (7) of whom are independent or disinterested persons, which means that they are not “interested persons” of the Fund as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”).
The Trust is one of 23 registered investment companies (with a total of approximately 140 separate series) in the Voya family of funds and all of the Trustees serve as members of, as applicable, each investment company’s Board of Directors or Board of Trustees. The Board employs substantially the same leadership structure with respect to each of these investment companies.
One of the Independent Trustees, currently Colleen D. Baldwin, serves as the Chairperson of the Board of the Trust. The responsibilities of the Chairperson of the Board include: coordinating with management in the preparation of agendas for Board meetings; presiding at Board meetings; between Board meetings, serving as a primary liaison with other Trustees, officers of the Trust, management personnel, and legal counsel to the Independent Trustees; and such other duties as the Board periodically may determine. Ms. Baldwin does not hold a position with any firm that is a sponsor of the Trust. The designation of an individual as the Chairperson does not impose on such Independent Trustee any duties, obligations or liabilities greater than the duties, obligations or liabilities imposed on such person as a member of the Board, generally.
The Board performs many of its oversight and other activities through the committee structure described below in the “Board Committees” section. Each Committee operates pursuant to a written charter approved by the Board. The Board currently conducts regular meetings eight (8) times a year. Six (6) of these regular meetings consist of sessions held over a two- or three-day period, and two (2) of these meetings consist of a one-day session. In addition, during the course of a year, the Board and many of its Committees typically hold special meetings by telephone or in person to discuss specific matters that require action prior to the next regular meeting. The Independent Trustees have engaged independent legal counsel to assist them in performing their oversight responsibilities.
The Board believes that its committee structure is an effective means of empowering the Trustees to perform their fiduciary and other duties. For example, the Board’s committee structure facilitates, as appropriate, the ability of individual Board members to receive detailed presentations on topics under their review and to develop increased familiarity with respect to such topics and with key personnel at relevant service providers. At least annually, with guidance from its Nominating and Governance Committee, the Board analyzes whether there are potential means to enhance the efficiency and effectiveness of the Board’s operations.
Board Committees
Audit Committee. The Board has established an Audit Committee whose functions include, among other things: (i) meeting with the independent registered public accounting firm of the Trust to review the scope of the Trust’s audit, the Trust’s financial statements and accounting controls; (ii) meeting with management concerning these matters, internal audit activities, reports under the Trust’s whistleblower procedures, the services rendered by various service providers, and other matters; and (iii) overseeing the implementation of the Voya funds’ valuation procedures and the fair value determinations made with respect to securities held by the Voya funds for which market value quotations are not readily available. The Audit Committee currently consists of three (3) Independent Trustees. The following Trustees currently serve as members of the Audit Committee: Ms. Baldwin and Messrs. Gavin and Obermeyer. Mr. Gavin currently serves as the Chairperson of the Audit Committee. All Committee members have been designated as Audit Committee Financial Experts under the Sarbanes-Oxley Act of 2002. The Audit Committee typically meets five (5) times per year, and may hold special meetings by telephone or in person to discuss specific matters that may require action prior to the next regular meeting. The Audit Committee held six (6) meetings during the fiscal year ended February 29, 2020.
Compliance Committee. The Board has established a Compliance Committee for the purpose of, among other things: (i) providing oversight with respect to compliance by the funds in the Voya family of funds and their service providers with applicable laws, regulations, and internal policies and procedures affecting the operations of the funds; (ii) receiving reports of evidence of possible material violations of applicable U.S. federal or state securities laws and breaches of fiduciary duty arising under U.S. federal or state laws; (iii) coordinating activities between the Board and the Chief Compliance Officer (“CCO”) of the funds; (iv) facilitating information flow among Board members and the CCO between Board meetings; (v) working with the CCO and management to identify the types of reports to be submitted by the CCO to the Compliance Committee and the Board; (vi) making recommendations regarding the role, performance, compensation, and oversight of the CCO; (vii) overseeing the cybersecurity practices of the funds and their key service providers; (viii) overseeing management’s administration of proxy voting; (ix) overseeing the effectiveness of brokerage usage by the Trust’s advisers or sub-advisers, as applicable, and compliance with regulations regarding the allocation of brokerage for services; and (x) overseeing the implementation of the funds’ liquidity risk management program.
The Compliance Committee currently consists of four (4) Independent Trustees: Mses. Chadwick and Pressler and Messrs. Boyer and Sullivan. Mr. Boyer currently serves as the Chairperson of the Compliance Committee. The Compliance Committee typically meets four (4) times per year, and may hold special meetings by telephone or in person to discuss specific matters that may require action prior to the next regular meeting. The Compliance Committee held four (4) meetings during the fiscal year ended February 29, 2020.

Contracts Committee. The Board has established a Contracts Committee for the purpose of overseeing the annual renewal process relating to investment advisory and sub-advisory agreements, distribution agreements, and Rule 12b-1 Plans and, at the discretion of the Board, other service agreements or plans involving the Voya funds (including the Fund). The responsibilities of the Contracts Committee include, among other things: (i) identifying the scope and format of information to be provided by service providers in connection with applicable contract approvals or renewals; (ii) providing guidance to independent legal counsel regarding specific information requests to be made by such counsel on behalf of the Trustees; (iii) evaluating regulatory and other developments that might have an impact on applicable approval and renewal processes; (iv) reporting to the Trustees its recommendations and decisions regarding the foregoing matters; (v) assisting in the preparation of a written record of the factors considered by Trustees relating to the approval and renewal of advisory and sub-advisory agreements; (vi) recommending to the Board specific steps to be taken by it regarding the contracts approval and renewal process, including, for example, proposed schedules of certain actions to be taken; and (vii) otherwise providing assistance in connection with Board decisions to renew, reject, or modify agreements or plans.
The Contracts Committee currently consists of all seven (7) of the Independent Trustees of the Board. Ms. Pressler currently serves as the Chairperson of the Contracts Committee. The Contracts Committee typically meets five (5) times per year and may hold special meetings by telephone or in person to discuss specific matters that may require action prior to the next regular meeting.
For the fiscal year ended February 29, 2020, one (1) special joint meeting was held of the Boards of Directors/Trustees of the Voya funds, the Contracts Committee, and the Investment Review Committee E. The Contracts Committee held five (5) meetings during the fiscal year ended February 29, 2020.
Investment Review Committees. The Board has established, for all of the funds under its direction, the following two Investment Review Committees (each an “IRC” and together the “IRCs”): (i) the Investment Review Committee E (“IRC E”); and (ii) the Investment Review Committee F (“IRC F”). The funds are allocated among IRCs periodically by the Board as the Board deems appropriate to balance the workloads of the IRCs and to have similar types of funds or funds with the same investment sub-adviser or the same portfolio management team assigned to the same IRC. Each IRC performs the following functions, among other things: (i) monitoring the investment performance of the funds in the Voya family of funds that are assigned to that Committee; (ii) making recommendations to the Board with respect to investment management activities performed by the advisers and/or sub-advisers on behalf of such Voya funds, and reviewing and making recommendations regarding proposals by management to retain new or additional sub-advisers for these Voya funds; and (iii) making recommendations to the Board regarding the role, performance, compensation, and oversight of the Chief Investment Risk Officer. The Fund is monitored by the IRCs, as indicated below. Each committee is described below.
	IRC E	IRC F
Voya Prime Rate Trust		X
The IRC E currently consists of three (3) Independent Trustees. The following Trustees serve as members of the IRC E: Ms. Chadwick and Messrs. Boyer and Obermeyer. Ms. Chadwick currently serves as the Chairperson of the IRC E. The IRC E typically meets five (5) times per year and on an as-needed basis.
For the fiscal year ended February 29, 2020, one (1) special joint meeting was held of the Boards of Directors/Trustees of the Voya funds, the Contracts Committee, and the Investment Review Committee E. The IRC E held five (5) meetings during the fiscal year ended February 29, 2020.
The IRC F currently consists of four (4) Independent Trustees. The following Trustees serve as members of the IRC F: Mses. Baldwin and Pressler and Messrs. Gavin and Sullivan. Mr. Sullivan currently serves as the Chairperson of the IRC F. The IRC F typically meets five (5) times per year and on an as-needed basis. The IRC F held five (5) meetings during the fiscal year ended February 29, 2020.
Nominating and Governance Committee. The Board has established a Nominating and Governance Committee for the purpose of, among other things: (i) identifying and recommending to the Board candidates it proposes for nomination to fill Independent Trustee vacancies on the Board; (ii) reviewing workload and capabilities of Independent Trustees and recommending changes to the size or composition of the Board, as necessary; (iii) monitoring regulatory developments and recommending modifications to the Committee’s responsibilities; (iv) considering and, if appropriate, recommending the creation of additional committees or changes to Trustee policies and procedures based on rule changes and “best practices” in corporate governance; (v) conducting an annual review of the membership and chairpersons of all Board committees and of practices relating to such membership and chairpersons; (vi) undertaking a periodic study of compensation paid to independent board members of investment companies and making recommendations for any compensation changes for the Independent Trustees; (vii) overseeing the Board’s annual self-evaluation process; (viii) developing (with assistance from management) an annual meeting calendar for the Board and its committees; (ix) overseeing actions to facilitate attendance by Independent Trustees at relevant educational seminars and similar programs; and (x) overseeing insurance arrangements for the funds.
In evaluating potential candidates to fill Independent Trustee vacancies on the Board, the Nominating and Governance Committee will consider a variety of factors. Specific qualifications of candidates for Board membership will be based on the needs of the Board at the time of nomination. The Nominating and Governance Committee will consider nominations received from shareholders and shall assess shareholder nominees in the same manner as it reviews nominees that it identifies as potential candidates. A shareholder nominee for Trustee should be submitted in writing to the Trust’s Secretary at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258-2034. Any such shareholder nomination should include at least the following information as to each individual proposed for nomination as Trustee: such person’s written consent to be named in a proxy statement as a nominee (if nominated) and to serve as a Trustee (if elected), and all information relating to such individual that is required to be disclosed in the solicitation of proxies for election of Trustees, or is otherwise required, in each case under applicable federal securities laws, rules, and regulations, including such information as the Board may reasonably deem necessary to satisfy its oversight and due diligence duties.
The Secretary shall submit all nominations received in a timely manner to the Nominating and Governance Committee. To be timely in connection with a shareholder meeting to elect Trustees, any such submission must be delivered to the Trust’s Secretary not earlier than the 90th day prior to such meeting and not later than the close of business on the later of the 60th day prior to such meeting or the 10th day following the day on which public announcement of the date of the meeting is first made, by either the disclosure in a press release or in a document publicly filed by the Trust with the SEC.
The Nominating and Governance Committee currently consists of all seven (7) of the Independent Trustees of the Board. Mr. Obermeyer currently serves as the Chairperson of the Nominating and Governance Committee. The Nominating and Governance Committee typically meets four (4) times per year and on an as-needed basis. The Nominating and Governance Committee held three (3) meetings during the fiscal year ended February 29, 2020.
The Board’s Risk Oversight Role
The day-to-day management of various risks relating to the administration and operation of the Trust is the responsibility of management and other service providers retained by the Board or by management, most of whom employ professional personnel who have risk management responsibilities. The Board oversees this risk management function consistent with and as part of its oversight duties. The Board performs this risk management oversight function directly and, with respect to various matters, through its committees. The following description provides an overview of many, but not all, aspects of the Board’s oversight of risk management for the Fund. In this connection, the Board has been advised that it is not practicable to identify all of the risks that may impact the Fund or to develop procedures or controls that are designed to eliminate all such risk exposures, and that applicable securities law regulations do not contemplate that all such risks be identified and addressed.
The Board, working with management personnel and other service providers, has endeavored to identify the primary risks that confront the Fund. In general, these risks include, among others: (i) investment risks; (ii) credit risks; (iii) liquidity risks; (iv) valuation risks; (v) operational risks; (vi) reputational risks; (vii) regulatory risks; (viii) risks related to potential legislative changes; (ix) the risk of conflicts of interest affecting Voya affiliates in managing the Fund; and (x) cybersecurity risks. The Board has adopted and periodically reviews various policies and procedures that are designed to address these and other risks confronting the Fund. In addition, many service providers to the Fund have adopted their own policies, procedures, and controls designed to address particular risks to the Fund. The Board and persons retained to render advice and service to the Board periodically review and/or monitor changes to, and developments relating to, the effectiveness of these policies and procedures.
The Board oversees risk management activities in part through receipt and review by the Board or its committees of regular and special reports, presentations and other information from Officers of the Trust, including the CCOs for the Trust and the Adviser and the Trust’s Chief Investment Risk Officer (“CIRO”), and from other service providers. For example, management personnel and the other persons make regular reports and presentations to: (i) the Compliance Committee regarding compliance with regulatory requirements and oversight of cybersecurity practices by the Fund and key service providers; (ii) the IRCs regarding investment activities and strategies that may pose particular risks; (iii) the Audit Committee with respect to financial reporting controls and internal audit activities; (iv) the Nominating and Governance Committee regarding corporate governance and best practice developments; and (v) the Contracts Committee regarding regulatory and related developments that might impact the retention of service providers to the Trust. The CIRO oversees an Investment Risk Department (“IRD”) that provides an additional source of analysis and research for Board members in connection with their oversight of the investment process and performance of portfolio managers. Among its other duties, the IRD seeks to identify and, where practicable, measure the investment risks being taken by the Fund’s portfolio managers. Although the IRD works closely with management of the Trust in performing its duties, the CIRO is directly accountable to, and maintains an ongoing dialogue with, the Independent Trustees.
Qualifications of the Trustees
The Board believes that each of its Trustees is qualified to serve as a Trustee of the Trust based on its review of the experience, qualifications, attributes, and skills of each Trustee. The Board bases this conclusion on its consideration of various criteria, no one of which is controlling. Among others, the Board has considered the following factors with respect to each Trustee: strong character and high integrity; an ability to review, evaluate, analyze, and discuss information provided; the ability to exercise effective business judgment in protecting shareholder interests while taking into account different points of views; a background in financial, investment, accounting, business, regulatory, or other skills that would be relevant to the performance of a Trustee's duties; the ability and willingness to commit the time necessary to perform his or her duties; and the ability to work in a collegial manner with other Board members. Each Trustee's ability to perform his or her duties effectively is evidenced by his or her: experience in the investment management business; related consulting experience; other professional experience; experience serving on the boards of directors/trustees of other public companies; educational background and professional training; prior experience serving on the Board, as well as the boards of other investment companies in the Voya family of funds and/or of other investment companies; and experience as attendees or participants in conferences and seminars that are focused on investment company matters and/or duties that are specific to board members of registered investment companies.
Information indicating certain of the specific experience and qualifications of each Trustee relevant to the Board’s belief that the Trustee should serve in this capacity is provided in the table above that provides information about each Trustee. That table includes, for each Trustee, positions held with the Trust, the length of such service, principal occupations during the past five (5) years, the number of series within the Voya family of funds for which the Trustee serves as a Board member, and certain directorships held during the past five (5) years. Set forth below are certain additional specific experiences, qualifications, attributes, or skills that the Board believes support a conclusion that each Trustee should serve as a Board member in light of the Trust’s business and structure.
Independent Trustees
Colleen D. Baldwin has been a Trustee of the Trust and a board member of other investment companies in the Voya family of funds since 2007. She also has served as the Chairperson of the Trust’s Board of Trustees since January 1, 2020 and, prior to that, as the Chairperson of the Trust’s IRC E since January 23, 2014. Prior to that, she served as the Chairperson of the Trust’s Nominating and Governance Committee since 2009. Ms. Baldwin is currently an Independent Board Director of Dentaquest and is currently the Chairperson of its Audit Committee and a member of its Mergers & Acquisitions and Finance/Investment Review Committees. Ms. Baldwin is also an Advisory Board member of RSR Partners, Inc. since 2016 and President of Glantuam Partners, LLC, a business consulting firm, since 2009. Prior to that, she served in senior positions at the following financial services firms: Chief Operating Officer for Ivy Asset Management, Inc. (2002-2004), a hedge fund manager; Chief Operating Officer and Head of Global Business and Product Development for AIG Global Investment Group (1995-2002), a global investment management firm; Senior Vice President at Bankers Trust Company (1994-1995); and Senior Managing Director at J.P. Morgan & Company (1987-1994). Ms. Baldwin began her career in 1981 at AT&T/Bell Labs as a systems analyst. Ms. Baldwin holds a B.S. from Fordham University and an M.B.A. from Pace University.
John V. Boyer has been a Trustee of the Trust and a board member of other investment companies in the Voya family of funds since 1997. He also has served as the Chairperson of the Trust’s Compliance Committee since January 1, 2020 and, prior to that, as the Chairperson of the Trust’s Board of Trustees since January 23, 2014. Prior to that, he served as the Chairperson of the Trust’s IRC F since 2006 and as the Chairperson of the Compliance Committee for other funds in the Voya family of funds. Mr. Boyer was the President and CEO of the Bechtler Arts Foundation from 2008 until 2019 for which, among his other duties, Mr. Boyer oversaw all fiduciary aspects of the Foundation and assisted in the oversight of the Foundation’s endowment fund. Previously, he served as President and Chief Executive Officer of the Franklin and Eleanor Roosevelt Institute (2006-2007) and as Executive Director of The Mark Twain House & Museum (1989-2006) where he was responsible for overseeing business operations, including endowment funds. He also served as a board member of certain predecessor mutual funds of the Voya family of funds (1997-2005). Mr. Boyer holds a B.A. from the University of California, Santa Barbara and an M.F.A. from Princeton University.
Patricia W. Chadwick has been a Trustee of the Trust and a board member of other investment companies in the Voya family of funds since 2006. She also has served as the Chairperson of the Trust’s IRC E since January 1, 2020 and, prior to that, as the Chairperson of the Trust’s Joint IRC since January 1, 2018. Prior to that, she served as the Chairperson of the Trust’s IRC F since January 23, 2014.
Since 2000, Ms. Chadwick has been the Founder and President of Ravengate Partners LLC, a consulting firm that provides advice regarding financial markets and the global economy. She also is a director of The Royce Funds (since 2009), Wisconsin Energy Corp. (since 2006), and AMICA Mutual Insurance Company (since 1992). Previously, she served in senior roles at several major financial services firms where her duties included the management of corporate pension funds, endowments, and foundations, as well as management responsibilities for an asset management business. Ms. Chadwick holds a B.A. from Boston University and is a Chartered Financial Analyst.
Martin J. Gavin has been a Trustee of the Trust since August 1, 2015. He also has served as the Chairperson of the Trust’s Audit Committee since January 1, 2018. Mr. Gavin previously served as a Trustee of the Trust from May 21, 2013 until September 12, 2013, and as a board member of other investment companies in the Voya family of funds from 2009 until 2010 and from 2011 until September 12, 2013.Mr. Gavin was the President and Chief Executive Officer of the Connecticut Children’s Medical Center from 2006 to 2015. Prior to his position at Connecticut Children’s Medical Center, Mr. Gavin worked in the insurance and investment industries for more than 27 years. Mr. Gavin served in several senior executive positions with The Phoenix Companies during a 16 year period, including as President of Phoenix Trust Operations, Executive Vice President and Chief Financial Officer of Phoenix Duff & Phelps, a publicly-traded investment management company, and Senior Vice President of Investment Operations at Phoenix Home Life. Mr. Gavin holds a B.A. from the University of Connecticut.
Joseph E. Obermeyer has been a Trustee of the Trust since May 21, 2013, and a board member of other investment companies in the Voya family of funds since 2003. He also has served as the Chairperson of the Trust’s Nominating and Governance Committee since January 1, 2018 and, prior to that, as the Chairperson of the Trust’s Joint IRC since January 23, 2014. Mr. Obermeyer is the founder and President of Obermeyer & Associates, Inc., a provider of financial and economic consulting services since 1999. Prior to founding Obermeyer & Associates, Mr. Obermeyer had more than 15 years of experience in accounting, including serving as a Senior Manager at Arthur Andersen LLP from 1995 until 1999. Previously, Mr. Obermeyer served as a Senior Manager at Coopers & Lybrand LLP from 1993 until 1995, as a Manager at Price Waterhouse from 1988 until 1993, Second Vice President from 1985 until 1988 at Smith Barney, and as a consultant with Arthur Andersen & Co. from 1984 until 1985. Mr. Obermeyer holds a B.A. in Business Administration from the University of Cincinnati, an M.B.A. from Indiana University, and post graduate certificates from the University of Tilburg and INSEAD.
Sheryl K. Pressler has been a Trustee of the Trust and a board member of other investment companies in the Voya family of funds since 2006. She also has served as the Chairperson of the Trust’s Contracts Committee since 2007. Ms. Pressler has served as a consultant on financial matters since 2001. Previously, she held various senior positions involving financial services, including as Chief Executive Officer (2000-2001) of Lend Lease Real Estate Investments, Inc. (real estate investment management and mortgage servicing firm), Chief Investment Officer (1994-2000) of California Public Employees’ Retirement System (state pension fund), Director of Stillwater Mining Company (May 2002 – May 2013), and Director of Retirement Funds Management (1981-1994) of McDonnell Douglas Corporation (aircraft manufacturer). Ms. Pressler holds a B.A. from Webster University and an M.B.A. from Washington University.

Christopher P. Sullivan has been a Trustee of the Trust since October 1, 2015. He also has served as the Chairperson of the Trust’s IRC F since January 1, 2018. He retired from Fidelity Management & Research in October 2012, following three years as first the President of the Bond Group and then the Head of Institutional Fixed Income. Previously, Mr. Sullivan served as Managing Director and Co-Head of U.S. Fixed Income at Goldman Sachs Asset Management (2001-2009) and prior to that, Senior Vice President at PIMCO (1997-2001). He currently serves as a Director of Rimrock Funds (since 2013), a fixed income hedge fund. He is also a Senior Advisor to Asset Grade (since 2013), a private wealth management firm, and serves as a Trustee of the Overlook Foundation, a foundation that supports Overlook Hospital in Summit, New Jersey. In addition to his undergraduate degree from the University of Chicago, Mr. Sullivan holds an M.A. degree from the University of California at Los Angeles and is a Chartered Financial Analyst.
Interested Trustee
Dina Santoro has been a Trustee of the Trust and a board member of other investment companies in the Voya family of funds since 2018. She also is President and Director of Voya Investments, LLC, Voya Capital, LLC, and Voya Funds Services, LLC (2018 to Present) and Senior Managing Director, Head of Product and Marketing Strategy for Voya Investment Management (2017 – Present). Ms. Santoro previously served as Managing Director and Global Head of Product Strategy and Distribution for Quantitative Management Associates, LLC (2004-2017) and several other senior management positions in various aspects of the financial services business. These positions and experiences have provided Ms. Santoro with extensive investment management, distribution and oversight experience.
Trustee Ownership of Securities
In order to further align the interests of the Independent Trustees with shareholders, it is the policy of the Board for Independent Trustees to own, beneficially, shares of one or more funds in the Voya family of funds at all times (“Ownership Policy”). For this purpose, beneficial ownership of shares of a Voya fund includes, in addition to direct ownership of Voya fund shares, ownership of a variable contract whose proceeds are invested in a Voya fund within the Voya family of funds, as well as deferred compensation payments under the Board’s deferred compensation arrangements pursuant to which the future value of such payments is based on the notional value of designated funds within the Voya family of funds.
The Ownership Policy requires the initial value of investments in the Voya family of funds that are directly or indirectly owned by the Trustees to equal or exceed the annual retainer fee for Board services (excluding any annual retainers for service as chairpersons of the Board or its committees or as members of committees), as such retainer shall be adjusted from time to time.
The Ownership Policy provides that existing Trustees shall have a reasonable amount of time from the date of any recent or future increase in the minimum ownership requirements in order to satisfy the minimum share ownership requirements. In addition, the Ownership Policy provides that a new Trustee shall satisfy the minimum share ownership requirements within a reasonable amount of time of becoming a Trustee. For purposes of the Ownership Policy, a reasonable period of time will be deemed to be, as applicable, no more than three years after a Trustee has assumed that position with the Voya family of funds or no more than one year after an increase in the minimum share ownership requirement due to changes in annual Board retainer fees. A decline in value of any fund investments will not cause a Trustee to have to make any additional investments under this Policy.
Investment in mutual funds of the Voya family of funds by the Trustees pursuant to this Ownership Policy is subject to: (i) policies, applied by the mutual funds of the Voya family of funds to other similar investors, that are designed to prevent inappropriate market timing trading practices; and (ii) any provisions of the Code of Ethics for the Voya family of funds that otherwise apply to the Trustees.
Trustees' Fund Equity Ownership Positions
The following table sets forth information regarding each Trustee's beneficial ownership of equity securities of the Fund and the aggregate holdings of shares of equity securities of all the funds in the Voya family of funds for the calendar year ended December 31, 2018.
Fund	Dollar Range of Equity Securities in the Fund as of December 31, 2018
	Colleen D. Baldwin	John V. Boyer	Patricia W. Chadwick	Martin J. Gavin
Voya Prime Rate Trust	None	None	None	None
Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in the Voya family of funds	Over $100,000[1]	Over $100,000 Over $100,000[1]	Over $100,000	Over $100,000[1]

Fund	Dollar Range of Equity Securities in the Fund as of December 31, 2018
	Joseph E. Obermeyer	Sheryl K. Pressler	Dina Santoro	Christopher P. Sullivan
Voya Prime Rate Trust	None	None	None	None
Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in the Voya family of funds	Over $100,000[1]	Over $100,000[1]	Over $100,000[1]	Over $100,000
1	Includes the value of shares in which a Trustee has an indirect interest through a deferred compensation plan and/or a 401(K) plan.

Independent Trustee Ownership of Securities of the Adviser, Underwriter, and their Affiliates
The following table sets forth information regarding each Independent Trustee's (and his/her immediate family members) share ownership, beneficially or of record, in securities of the Fund’s Adviser or Principal Underwriter, and the ownership of securities in an entity controlling, controlled by or under common control with the Adviser or Principal Underwriter of the Fund (not including registered investment companies) as of December 31, 2018.
Name of Trustee	Name of Owners and Relationship to Trustee	Company	Title of Class	Value of Securities	Percentage of Class
Colleen D. Baldwin	N/A	N/A	N/A	N/A	N/A
John V. Boyer	N/A	N/A	N/A	N/A	N/A
Patricia W. Chadwick	N/A	N/A	N/A	N/A	N/A
Martin J. Gavin	N/A	N/A	N/A	N/A	N/A
Joseph Obermeyer	N/A	N/A	N/A	N/A	N/A
Sheryl K. Pressler	N/A	N/A	N/A	N/A	N/A
Christopher P. Sullivan	N/A	N/A	N/A	N/A	N/A
Trustee Compensation
Each Trustee is reimbursed for reasonable expenses incurred in connection with each meeting of the Board or any of its Committee meetings attended. Each Independent Trustee is compensated for his or her services, on a quarterly basis, according to a fee schedule adopted by the Board. The Board may from time to time designate other meetings as subject to compensation.
The Fund pays each Trustee who is not an interested person of the Fund his or her pro rata share, as described below, of: (i) an annual retainer of $250,000; (ii) Ms. Baldwin, as the Chairperson of the Board, receives an additional annual retainer of $100,000; (iii) Mses. Chadwick and Pressler and Messrs. Boyer, Gavin, Obermeyer, and Sullivan, as the Chairpersons of Committees of the Board, each receives an additional annual retainer of $30,000, $65,000, $30,000, $30,000, $30,000 and $30,000, respectively; (iv) $10,000 per attendance at any of the regularly scheduled meetings (four (4) quarterly meetings, two (2) auxiliary meetings, and two (2) annual contract review meetings); and (v) out-of-pocket expenses. The Board at its discretion may from time to time designate other special meetings as subject to an attendance fee in the amount of $5,000 for in-person meetings and $2,500 for special telephonic meetings.
The pro rata share paid by the Fund is based on the Fund’s average net assets as a percentage of the average net assets of all the funds managed by the Adviser or its affiliate for which the Trustees serve in common as Trustees.
Future Compensation Payment
Certain future payment arrangements apply to certain Trustees. More particularly, each non-interested Trustee, with the exception of Messrs.  Jones and Obermeyer, who was a Trustee on or before May 9, 2007, and who will have served as a non-interested Trustee for five or more years for one or more funds in the Voya family of funds is entitled to a future payment (“Future Payment”), if such Trustee:  (i) retires in accordance with the Board’s retirement policy; (ii) dies; or (iii) becomes disabled.  The Future Payment shall be made promptly to, as applicable, the Trustee or the Trustee’s estate, in an amount equal to two (2) times the annual compensation payable to such Trustee, as in effect at the time of his or her retirement, death or disability if the Trustee had served as Trustee for at least five years as of May 9, 2007, or in a lesser amount calculated based on the proportion of time served by such Trustee (as compared to five years) as of May 9, 2007.  The annual compensation determination shall be based upon the annual Board membership retainer fee in effect at the time of that Trustee’s retirement, death or disability (but not any separate annual retainer fees for chairpersons of committees and of the Board), provided that the annual compensation used for this purpose shall not exceed the annual retainer fees as of May 9, 2007.  This amount shall be paid by the Voya fund or Voya funds on whose Board the Trustee was serving at the time of his or her retirement, death, or disability.  Each applicable Trustee may elect to receive payment of his or her benefit in a lump sum or in three substantially equal payments.
Compensation Table
The following table sets forth information provided by the Fund’s Adviser regarding compensation of Trustees by the Fund and other funds managed by the Adviser and its affiliates for the fiscal year ended February 29, 2020. Officers of the Trust and Trustees who are interested persons of the Trust do not receive any compensation from the Trust or any other funds managed by the Adviser or its affiliates.
Fund	Aggregate Compensation
	Colleen D. Baldwin	John V. Boyer	Patricia W. Chadwick	Martin J. Gavin
Voya Prime Rate Trust	$2,940.73	$3,513.12	$2,940.73	$2,940.73
Pension or Retirement Benefits Accrued as Part of Fund Expenses[3]	N/A	$0	$0	N/A
Estimated Annual Benefits Upon Retirement[4]	N/A	$400,000.00	$113,333.00	N/A

Fund	Aggregate Compensation
	Colleen D. Baldwin	John V. Boyer	Patricia W. Chadwick	Martin J. Gavin
Total Compensation from the Fund and the Voya family of funds Paid to Trustees	$360,000.00	$430,000.00[1]	$360,000.00	$360,000.00[1]

Fund	Aggregate Compensation
	Russell H. Jones[2]	Joseph E. Obermeyer	Sheryl K. Pressler	Christopher P. Sullivan	Roger B. Vincent[2]
Voya Prime Rate Trust	$2,940.73	$2,940.73	$3,226.93	$2,940.73	$2,695.41
Pension or Retirement Benefits Accrued as Part of Fund Expenses[3]	N/A	$0	N/A	N/A	$400,000.00
Estimated Annual Benefits Upon Retirement[4]	N/A	$113,333.00	N/A	N/A	N/A
Total Compensation from the Fund and the Voya family of funds Paid to Trustees	$360,000.00	$360,000.00[1]	$395,000.00[1]	$360,000.00	$330,000.00
1	During the fiscal year ended February 29, 2020, Mr. Boyer, Mr. Gavin, Mr. Jones, Mr. Kenny, Mr. Obermeyer, and Ms. Pressler deferred $20,000.00, $181,250.00, $162,500.00, $83,125.00, $36,000.00, and $80,000.00, respectively, of their compensation from the Voya family of funds.
2	Mr. Jones and Mr. Vincent each retired from the Trust’s Board effective December 31, 2019.
3	Future Compensation Payment amounts are accrued pro rata to all Voya funds in the same year that the Trustee retires.
4	As discussed in the section entitled “Future Compensation Payment” above, this is not an annual benefit. Rather each applicable Trustee may elect to receive payment of his or her benefit in a lump sum or in three substantially equal payments. Future Compensation Payments included in this table represent the total payment allocated pro rata to all Voya funds.
CODE OF ETHICS
The Fund, the Adviser, the Sub-Adviser, and the Distributor have adopted a code of ethics (“Code of Ethics”) pursuant to Rule 17j-1 under the 1940 Act governing personal trading activities of all Trustees, Officers of the Trust and persons who, in connection with their regular functions, play a role in the recommendation of or obtain information pertaining to any purchase or sale of a security by the Fund. The Code of Ethics is intended to prohibit fraud against a Fund that may arise from the personal trading of securities that may be purchased or held by that Fund or of the Fund’s shares. The Code of Ethics prohibits short-term trading of a Fund’s shares by persons subject to the Code of Ethics. Personal trading is permitted by such persons subject to certain restrictions; however, such persons are generally required to pre-clear all security transactions with the Fund’s Adviser or its affiliates and to report all transactions on a regular basis.
The Code of Ethics can be reviewed and copied at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. The Code of Ethics is available on the SEC’s website at www.sec.gov and copies may also be obtained at prescribed rates by electronic request at publicinfo@sec.gov, or by writing the SEC’s Public Reference Section at the address listed above.
PRINCIPAL SHAREHOLDERS AND CONTROL PERSONS
Control is defined by the 1940 Act as the beneficial ownership, either directly or through one or more controlled companies, of more than 25% of the voting securities of a company. A control person may have a significant impact on matters submitted to a shareholder vote.
Trustee and Officer Holdings
As of June 5, 2020, the Trustees and officers of the Trust as a group owned less than 1% of any class of the Fund’s outstanding Common Shares.
Principal Shareholders
As of June 5, 2020, to the best knowledge of management, no person owned beneficially or of-record more than 5% of the outstanding Common Shares of the Fund except as set forth in the table below. The Trust has no knowledge as to whether all or any portion of shares owned of-record are also owned beneficially.
Name of Fund	Class	Name and Address	Percentage of Class	Percentage of Fund
Voya Prime Rate Trust	Beneficial Owner	Cede & Co PO Box 20 Bowling Green Station New York, NY 10274-0020	81.29%	81.29%
Voya Prime Rate Trust	Beneficial Owner	Voya Prime Rate Trust Treasury Account Attn: Voya Control Dept 4400 Computer Dr Westborough, MA 01581-1755	15.98%	15.98%

PROXY VOTING PROCEDURES AND GUIDELINES
The Board has adopted proxy voting procedures and guidelines to govern the voting of proxies relating to the Fund’s portfolio securities.
The proxy voting procedures and guidelines delegate to the Adviser the authority to vote proxies relating to portfolio securities, and provide a method for responding to potential conflicts of interest. In delegating voting authority to the Adviser, the Board has also approved the Adviser’s proxy voting procedures, which require the Adviser to vote proxies in accordance with the Fund’s proxy voting procedures and guidelines. An independent proxy voting service has been retained to assist in the voting of Fund proxies through the provision of vote analysis, implementation and recordkeeping and disclosure services. In addition, the Compliance Committee oversees the implementation of the Fund’s proxy voting procedures and guidelines. A copy of the proxy voting procedures and guidelines of the Fund, including procedures of the Adviser, is attached hereto as Appendix A. No later than August 31st of each year, information regarding how the Fund voted proxies relating to portfolio securities for the one-year period ending June 30th is available online without charge at www.voyainvestments.com or by accessing the SEC’s EDGAR database at www.sec.gov.
ADVISER
The investment adviser for the Fund is Voya Investments, LLC. The Adviser, subject to the authority of the Board, has the overall responsibility for the management of the Fund’s portfolio.
The Adviser is registered with the SEC as an investment adviser and serves as an investment adviser to registered investment companies (or series thereof). The Adviser is an indirect, wholly-owned subsidiary of Voya Financial, Inc. Voya Financial, Inc. is a U.S.-based financial institution with subsidiaries operating in the retirement, investment, and insurance industries.
Investment Management Agreement
The Adviser serves pursuant to an Investment Management Agreement between the Adviser and the Trust on behalf of the Fund. Under the Investment Management Agreement, the Adviser oversees, subject to the authority of the Board, the provision of all investment advisory and portfolio management services for the Fund. In addition, the Adviser provides administrative services reasonably necessary for the ordinary operation of the Fund. The Adviser has delegated certain management responsibilities to one or more Sub-Advisers.
Investment Management Services
Among other things, the Adviser: (i) provides general investment advice and guidance with respect to the Fund and provides advice and guidance to the Fund’s Board; (ii) provides the Board with any periodic or special reviews or reporting it requests, including any reports regarding a Sub-Adviser and its investment performance; (iii) oversees management of the Fund’s investments and portfolio composition including supervising any Sub-Adviser with respect to the services that such Sub-Adviser provides; (iv) makes available its officers and employees to the Board and officers of the Trust; (v) designates and compensates from its own resources such personnel as the Adviser may consider necessary or appropriate to the performance of its services hereunder; (vi) periodically monitors and evaluates the performance of any Sub-Adviser with respect to the investment objectives and policies of the Fund and performs periodic detailed analysis and review of the Sub-Adviser’s investment performance; (vii) reviews, considers and reports on any changes in the personnel of the Sub-Adviser responsible for performing the Sub-Adviser’s obligations or any changes in the ownership or senior management of the Sub-Adviser; (viii) performs periodic in-person or telephonic diligence meetings with the Sub-Adviser; (ix) assists the Board and management of the Fund in developing and reviewing information with respect to the initial and subsequent annual approval of the Sub-Advisory Agreement; (x) monitors the Sub-Adviser for compliance with the investment objective or objectives, policies and restrictions of the Fund, the 1940 Act, Subchapter M of the Code, and, if applicable, regulations under these provisions, and other applicable law; (xi) if appropriate, analyzes and recommends for consideration by the Board termination of a contract with a Sub-Adviser; (xii) identifies potential successors to or replacements of a Sub-Adviser or potential additional Sub-Adviser, performs appropriate due diligence, and develops and presents recommendations to the Board; and (xiii) is authorized to exercise full investment discretion and make all determinations with respect to the day-to-day investment of a Fund’s assets and the purchase and sale of portfolio securities for one or more Funds in the event that at any time no sub-adviser is engaged to manage the assets of such Fund.
In addition, the Adviser assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance, and related services. The Adviser also reviews the Fund for compliance with applicable legal requirements and monitors the Sub-Adviser for compliance with requirements under applicable law and with the investment policies and restrictions of the Fund.
Limitation of Liability
The Adviser is not subject to liability to the Fund for any act or omission in the course of, or in connection with, rendering services under the Investment Management Agreement, except by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations and duties under the Investment Management Agreement.
Continuation and Termination of the Investment Management Agreement
After an initial term of two years, the Investment Management Agreement continues in effect from year to year with respect to the Fund so long as such continuance is specifically approved at least annually by: (i) the Board of Trustees; or (ii) the vote of a “majority” of a Fund’s outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act); and provided that such continuance is also approved by a vote of at least a majority of the Independent Trustees who are not parties to the agreement by a vote cast in person at a meeting called for the purpose of voting on such approval.

The Investment Management Agreement may be terminated as to a particular Fund at any time without penalty by: (i) the vote of the Board; (ii) the vote of a majority of the Fund’s outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of that Fund; or (iii) the Adviser, on sixty (60) days’ prior written notice to the other party. The notice provided for herein may be waived by either party, as a single class, or upon notice given by the Adviser. The Investment Management Agreement will terminate automatically in the event of its “assignment” (as defined in Section 2(a)(4) of the 1940 Act).
Management Fees
The Adviser pays all of its expenses arising from the performance of its obligations under the Investment Management Agreement, including executive salaries and expenses of the Trustees and officers of the Trust who are employees of the Adviser or its affiliates, except the CCO and the CIRO. The Adviser pays the fees of the Sub-Adviser.
The Adviser receives an annual management fee, payable monthly, in an amount equal to 1.05% of the Fund’s average daily gross asset value, minus the sum of the Fund’s accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Fund and the liquidation preference of any outstanding preferred shares) (“Managed Assets”). This definition includes the assets acquired through the Fund’s use of leverage.
Total Investment Management Fees Paid by the Fund
During the past three fiscal years, the Fund paid the following investment management fees to the Adviser or its affiliates.
Fund	February 28 or 29, as applicable
	2020	2019	2018
Voya Prime Rate Trust
Management Fee	$11,734,084.00	$12,182,836.00	$12,443,442.00
EXPENSES
The Fund’s assets may decrease or increase during its fiscal year and the Fund’s operating expense ratios may correspondingly increase or decrease.
In addition to the management fee and other fees described previously, the Fund pays other expenses, such as legal, audit, transfer agency and custodian out-of-pocket fees, proxy solicitation costs, and the compensation of Trustees who are not affiliated with the Adviser.
EXPENSE LIMITATIONS
As described in the Prospectus, the Adviser, Distributor, and/or Sub-Adviser may have entered into one or more expense limitation agreements with the Fund pursuant to which they have agreed to waive or limit their fees. In connection with such an agreement, the Adviser, Distributor, or Sub-Adviser, as applicable, will assume expenses (excluding certain expenses as discussed below) so that the total annual ordinary operating expenses of a Fund do not exceed the amount specified in that Fund’s Prospectus.
Exclusions
Expense limitations do not extend to interest, taxes, other investment-related costs, leverage expenses (as defined below), extraordinary expenses such as litigation and expenses of the CCO and CIRO, other expenses not incurred in the ordinary course of the Fund’s business, and expenses of any counsel or other persons or services retained by the Independent Trustees. Leverage expenses shall mean fees, costs, and expenses incurred in connection with a Fund’s use of leverage (including, without limitation, expenses incurred by a Fund in creating, establishing, and maintaining leverage through borrowings or the issuance of preferred shares). In addition, expense limitations do not extend to investor relations services. Acquired Fund Fees and Expenses are not covered by any expense limitation agreement.
If an expense limitation is subject to recoupment (as indicated in the Prospectus), the Adviser, Distributor, or Sub-Adviser, as applicable, may recoup any expenses reimbursed within 36 months of the waiver or reimbursement and the amount of the recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recoupment. Reimbursement for fees waived or expenses assumed will only apply to amounts waived or expenses assumed after the effective date of the expense limitation.
NET FUND FEES WAIVED, REIMBURSED, OR RECOUPED
The table below shows the net fund expenses reimbursed, waived, and any recoupment, if applicable, by the Adviser and Distributor for the last three fiscal years.
Fund	February 28 or 29, as applicable
	2020	2019	2018
Voya Prime Rate Trust	($61,162.00)	($137,629.00)	($75,154.00)
SUB-ADVISER
The Adviser has engaged the services of one or more Sub-Advisers to provide sub-advisory services to the Fund and, pursuant to a Sub-Advisory Agreement, has delegated certain management responsibilities to a Sub-Adviser. The Adviser monitors and evaluates the performance of any Sub-Adviser.

A Sub-Adviser provides, subject to the supervision of the Board and the Adviser, a continuous investment program for the Fund and determines the composition of the assets of the Fund, including determination of the purchase, retention, or sale of the securities, cash and other investments for the Fund, in accordance with the Fund’s investment objectives, policies and restrictions and applicable laws and regulations.
Limitation of Liability
A Sub-Adviser is not subject to liability to a Fund for any act or omission in the course of, or in connection with, rendering services under the Sub-Advisory Agreement, except by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations and duties under the Sub-Advisory Agreement.
Continuation and Termination of the Sub-Advisory Agreement
After an initial term of two years, the Sub-Advisory Agreement continues in effect from year-to-year so long as such continuance is specifically approved at least annually by: (i) the Board; or (ii) the vote of a majority of the Fund’s outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act); provided, that the continuance is also approved by a majority of the Independent Trustees who are not parties to the agreement by a vote cast in person at a meeting called for the purpose of voting on such approval.
The Sub-Advisory Agreement may be terminated as to a particular Fund without penalty upon sixty (60) days’ written notice by: (i) the Board; (ii) the majority vote of the outstanding voting securities of the relevant Fund; (iii) the Adviser; or (iv) the Sub-Adviser upon 60-90 days’ written notice, depending on the terms of the Sub-Advisory Agreement. The Sub-Advisory Agreement terminates automatically in the event of its assignment or in the event of the termination of the Investment Management Agreement.
Sub-Advisory Fees
The Sub-Adviser receives compensation from the Adviser at the annual rate of a specified percentage of the Fund’s average daily Managed Assets, as indicated below. The fee is accrued daily and paid monthly. The Sub-Adviser pays all of its expenses arising from the performance of its obligations under the Sub-Advisory Agreement.
Sub-Adviser	Annual Sub-Advisory Fee
Voya Investment Management Co. LLC (“Voya IM”)	0.36%
Total Sub-Advisory Fees Paid
The following table sets forth the sub-advisory fees paid by the Adviser for the last three fiscal years.
Fund	February 28 or 29, as applicable
	2020	2019	2018
Voya Prime Rate Trust	$4,022,588.59	$4,176,976.35	$4,266,341.77
Portfolio Management
Other Accounts Managed
The following table sets forth the number of accounts and total assets in the accounts managed by each portfolio manager as of February 28, 2020:
Portfolio Manager	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number of Accounts	Total Assets	Number of Accounts	Total Assets	Number of Accounts	Total Assets
Jeffrey A. Bakalar	3	$2,354,566,539	66	$5,635,354,850	14	$3,322,086,511
Charles LeMieux, CFA	4	$5,547,670,018	2	$2,884,941,933	0	$0
Daniel A. Norman	3	$2,354,566,539	66	$5,635,354,850	14	$3,322,086,511
Potential Material Conflicts of Interest
A portfolio manager may be subject to potential conflicts of interest because the portfolio manager is responsible for other accounts in addition to the Fund. These other accounts may include, among others, other mutual funds, separately managed advisory accounts, commingled trust accounts, insurance separate accounts, wrap fee programs, and hedge funds. Potential conflicts may arise out of the implementation of differing investment strategies for the portfolio manager’s various accounts, the allocation of investment opportunities among those accounts or differences in the advisory fees paid by the portfolio manager’s accounts.
A potential conflict of interest may arise as a result of the portfolio manager’s responsibility for multiple accounts with similar investment guidelines. Under these circumstances, a potential investment may be suitable for more than one of the portfolio manager’s accounts, but the quantity of the investment available for purchase is less than the aggregate amount the accounts would ideally devote to the opportunity. Similar conflicts may arise when multiple accounts seek to dispose of the same investment.

A portfolio manager may also manage accounts whose objectives and policies differ from those of the Fund. These differences may be such that under certain circumstances, trading activity appropriate for one account managed by the portfolio manager may have adverse consequences for another account managed by the portfolio manager. For example, if an account were to sell a significant position in a security, which could cause the market price of that security to decrease, while the Fund maintained its position in that security.
A potential conflict may arise when a portfolio manager is responsible for accounts that have different advisory fees – the difference in the fees may create an incentive for the portfolio manager to favor one account over another, for example, in terms of access to particularly appealing investment opportunities. This conflict may be heightened where an account is subject to a performance-based fee.
As part of its compliance program, Voya IM has adopted policies and procedures reasonably designed to address the potential conflicts of interest described above.
Finally, a potential conflict of interest may arise because the investment mandates for certain other accounts, such as hedge funds, may allow extensive use of short sales which, in theory, could allow them to enter into short positions in securities where other accounts hold long positions. Voya IM has policies and procedures reasonably designed to limit and monitor short sales by the other accounts to avoid harm to the Fund.
Compensation
Compensation consists of: (i) a fixed base salary; (ii) a bonus, which is based on Voya IM performance, one-, three-, and five-year pre-tax performance of the accounts the portfolio managers are primarily and jointly responsible for relative to account benchmarks, peer universe performance, and revenue growth and net cash flow growth (changes in the accounts’ net assets not attributable to changes in the value of the accounts’ investments) of the accounts they are responsible for; and (iii) long-term equity awards tied to the performance of our parent company, Voya Financial, Inc. and/or a notional investment in a pre-defined set of Voya IM sub-advised funds.
Portfolio managers are also eligible to receive an annual cash incentive award delivered in some combination of cash and a deferred award in the form of Voya stock. The overall design of the annual incentive plan was developed to tie pay to both performance and cash flows, structured in such a way as to drive performance and promote retention of top talent. As with base salary compensation, individual target awards are determined and set based on external market data and internal comparators. Investment performance is measured on both relative and absolute performance in all areas.
The measures for the team are outlined on a “scorecard” that is reviewed on an annual basis. These scorecards measure investment performance versus benchmark and peer groups over one-, three-, and five-year periods; and year-to-date net cash flow (changes in the accounts’ net assets not attributable to changes in the value of the accounts’ investments) for all accounts managed by the team. The results for overall Voya IM scorecards are typically calculated on an asset weighted performance basis of the individual team scorecards.
Investment professionals’ performance measures for bonus determinations are weighted by 25% being attributable to the overall Voya IM performance and 75% attributable to their specific team results (65% investment performance, 5% net cash flow, and 5% revenue growth).
Voya IM's long-term incentive plan is designed to provide ownership-like incentives to reward continued employment and to link long-term compensation to the financial performance of the business. Based on job function, internal comparators and external market data, employees may be granted long-term awards. All senior investment professionals participate in the long-term compensation plan. Participants receive annual awards determined by the management committee based largely on investment performance and contribution to firm performance. Plan awards are based on the current year’s performance as defined by the Voya IM component of the annual incentive plan. Awards typically include a combination of performance shares, which vest ratably over a three-year period, and Voya restricted stock and/or a notional investment in a predefined set of Voya IM sub-advised funds, each subject to a three-year cliff-vesting schedule.
If a portfolio manager’s base salary compensation exceeds a particular threshold, he or she may participate in Voya’s deferred compensation plan. The plan provides an opportunity to invest deferred amounts of compensation in mutual funds, Voya stock or at an annual fixed interest rate. Deferral elections are done on an annual basis and the amount of compensation deferred is irrevocable.
For the Fund, Voya IM has defined S&P's/Loan Syndications and Trading Association Leveraged Loan Index as the benchmark index for the investment team.
Ownership of Securities
The following table shows the dollar range of equity securities of the Fund beneficially owned by each portfolio manager as of February 28, 2020, including investments by his/her immediate family members and amounts invested through retirement and deferred compensation plans:
Portfolio Manager	Dollar Range of Fund Shares Owned
Jeffrey A. Bakalar	$50,001-$100,000
Charles LeMieux, CFA	$100,001-$500,000
Daniel A. Norman	$500,001-$1,000,000
PRINCIPAL UNDERWRITER
Pursuant to the Distribution Agreement (“Distribution Agreement”), Voya Investments Distributor, LLC (the “Distributor”), an indirect, wholly-owned subsidiary of Voya Financial, Inc., serves as principal underwriter and distributor for the Fund. The Distributor’s principal offices are located at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258-2034. Common Shares of the Fund are offered on a continuous basis. As principal underwriter, the Distributor has agreed to use reasonable efforts to distribute the Common Shares, although it is not obligated to sell any particular amount of shares.
The Distributor is responsible for all of its expenses in providing services pursuant to the Distribution Agreement. The Distributor does not receive compensation for providing services under the Distribution Agreement.
The Distribution Agreement may be continued from year to year if approved annually by the Trustees or by a vote of a majority of the outstanding voting securities of the Fund and by a vote of a majority of the Trustees who are not “interested persons” of the Distributor, or the Trust or parties to the Distribution Agreement, appearing in person at a meeting called for the purpose of approving such Agreement.
The Distribution Agreement terminates automatically upon assignment, and may be terminated at any time on sixty (60) days’ written notice by the Trustees or the Distributor or by vote of a majority of the outstanding voting securities of the Fund without the payment of any penalty.
The Common Shares will only be sold on such days as shall be agreed to by the Fund and the Distributor. The public offering price per Common Share is determined in accordance with the Fund’s Prospectus. In no event will the public offering price be less than the current NAV per Share (the “Minimum Price”). The Fund and the Distributor will suspend the sale of Common Shares if the per share price of the Common Shares is less than the Minimum Price.
Settlements of sales of Common Shares will occur on the third business day following the date on which any such sales are made.
In connection with the sale of the Common Shares on behalf of the Fund, the Distributor may be deemed to be an underwriter within the meaning of the 1940 Act. As described below, the Distributor also serves as distributor for the Fund in connection with the sale of Common Shares pursuant to privately negotiated transactions and pursuant to optional cash investments. In addition, the Distributor provides administrative services in connection with a separate at-the-market offering of the Fund’s Common Shares. The offering of Common Shares pursuant to the Distribution Agreement will terminate upon the earlier of: (i) the sale of all Common Shares subject thereto; or (ii) termination of the Distribution Agreement.
OTHER SERVICE PROVIDERS
Custodian
State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, MO 64105 serves as custodian for the Fund.
The custodian’s responsibilities include safekeeping and controlling the Fund’s cash and securities, handling the receipt and delivery of securities, and collecting interest and dividends on the Fund’s investments. The custodian does not participate in determining the investment policies of a Fund, in deciding which securities are purchased or sold by a Fund or in the declaration of dividends and distributions. A Fund may, however, invest in obligations of the custodian and may purchase or sell securities from or to the custodian.
Independent Registered Public Accounting Firm
Ernst & Young LLP serves as an independent registered public accounting firm for the Fund. Ernst & Young LLP provides audit services and tax return preparation services. Ernst & Young LLP is located at 200 Clarendon Street, Boston, Massachusetts 02116.
Legal Counsel
Legal matters for the Trust are passed upon by Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, MA 02199-3600.
Transfer Agent, Dividend Disbursing Agent, and Registrar
BNY Mellon Investment Servicing (US) Inc. (“Transfer Agent”) serves as the transfer agent, dividend disbursing agent, and registrar for the Common Shares of the Fund. Its principal office is located at 301 Bellevue Parkway, Wilmington, Delaware 19809. As transfer agent, dividend disbursing agent and registrar, BNY Mellon Investment Servicing (US) Inc. is responsible for maintaining account records, detailing the ownership of Fund shares and for crediting income, capital gains and other changes in share ownership to shareholder accounts.
PORTFOLIO TRANSACTIONS
The Fund will generally have at least 80% of its net assets (plus borrowings for investment purposes) invested in Senior Loans. The remaining assets of the Fund will generally consist of loans to borrowers organized or located in countries outside the United States and outside U.S. territories and possessions or Canada, unsecured floating rate loans, notes, and other debt instruments; floating rate subordinated loans; tranches of floating rate asset-backed securities, including structured notes; short-term debt securities; and equity securities incidental to investment in loans. The Fund will acquire Senior Loans from and sell Senior Loans to commercial and investment banks, insurance companies, finance companies, and other investment companies and private investment funds. The Fund’s interest in a particular Senior Loan will terminate when the Fund receives full payment on the loan or sells a Senior Loan in the secondary market. Costs associated with purchasing or selling investments in the secondary market include processing fees paid to agents. These costs are allocated between the purchaser and seller as agreed between the parties.
To the extent the Fund invests in affiliated Underlying Funds, the discussion relating to investment decisions made by the Adviser or the Sub-Adviser with respect to the Fund also includes investment decisions made by an Adviser or a Sub-Adviser with respect to affiliated Underlying Funds. For convenience, only the terms Adviser, Sub-Adviser, and Fund are used.

The Adviser or the Sub-Adviser for the Fund places orders for the purchase and sale of investment securities for the Fund, pursuant to authority granted in the relevant Investment Management Agreement or Sub-Advisory Agreement.
Subject to policies and procedures approved by the Board, the Adviser and/or the Sub-Adviser have discretion to make decisions relating to placing these orders including, where applicable, selecting the brokers or dealers that will execute the purchase and sale of investment securities, negotiating the commission or other compensation paid to the broker or dealer executing the trade, or using an electronic communications network (“ECN”) or alternative trading system (“ATS”).
In situations where a Sub-Adviser resigns or the Adviser otherwise assumes day to day management of a Fund pursuant to its Investment Management Agreement with the Fund, the Adviser will perform the services described herein as being performed by the Sub-Adviser.
How Securities Transactions are Effected
Purchases and sales of securities on a securities exchange (which include most equity securities) are effected through brokers who charge a commission for their services. In transactions on securities exchanges in the United States, these commissions are negotiated, while on many foreign securities exchanges commissions are fixed. Securities traded in the OTC markets (such as fixed-income securities and some equity securities) are generally traded on a “net” basis with market makers acting as dealers; in these transactions, the dealers act as principal for their own accounts without a stated commission, although the price of the security usually includes a profit to the dealer. Transactions in certain OTC securities also may be effected on an agency basis when, in the Adviser’s or a Sub-Adviser’s opinion, the total price paid (including commission) is equal to or better than the best total price available from a market maker. In underwritten offerings, securities are usually purchased at a fixed price, which includes an amount of compensation to the underwriter, generally referred to as the underwriter’s concession or discount. On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid. The Adviser or a Sub-Adviser may also place trades using an ECN or ATS.
How the Adviser or Sub-Advisers Select Broker-Dealers
The Adviser or a Sub-Adviser has a duty to seek to obtain best execution of the Fund’s orders, taking into consideration a full range of factors designed to produce the most favorable overall terms reasonably available under the circumstances. In selecting brokers and dealers to execute trades, the Adviser or a Sub-Adviser may consider both the characteristics of the trade and the full range and quality of the brokerage services available from eligible broker-dealers. This consideration often involves qualitative as well as quantitative judgments. Factors relevant to the nature of the trade may include, among others, price (including the applicable brokerage commission or dollar spread), the size of the order, the nature and characteristics (including liquidity) of the market for the security, the difficulty of execution, the timing of the order, potential market impact, and the need for confidentiality, speed, and certainty of execution. Factors relevant to the range and quality of brokerage services available from eligible brokers and dealers may include, among others, each firm’s execution, clearance, settlement, and other operational facilities; willingness and ability to commit capital or take risk in positioning a block of securities, where necessary; special expertise in particular securities or markets; ability to provide liquidity, speed and anonymity; the nature and quality of other brokerage and research services provided to the Adviser or a Sub-Adviser (consistent with the “safe harbor” described below and subject to the restrictions of the European Union’s updated Markets in Financial Instruments Directive (“MiFID II”)); and each firm’s general reputation, financial condition and responsiveness to the Adviser or the Sub-Adviser, as demonstrated in the particular transaction or other transactions. Subject to its duty to seek best execution of the Fund’s orders, the Adviser or a Sub-Adviser may select broker-dealers that participate in commission recapture programs that have been established for the benefit of the Fund. Under these programs, the participating broker-dealers will return to the Fund (in the form of a credit to the Fund) a portion of the brokerage commissions paid to the broker-dealers by the Fund. These credits are used to pay certain expenses of the Fund. These commission recapture payments benefit the Fund, and not the Adviser or the Sub-Adviser.
The Safe Harbor for Soft Dollar Practices
In selecting broker-dealers to execute a trade for the Fund, the Adviser or a Sub-Adviser may consider the nature and quality of brokerage and research services provided to the Adviser or the Sub-Adviser as a factor in evaluating the most favorable overall terms reasonably available under the circumstances. As permitted by Section 28(e) of the 1934 Act, the Adviser or a Sub-Adviser may cause a Fund to pay a broker-dealer a commission for effecting a securities transaction for a Fund that is in excess of the commission which another broker-dealer would have charged for effecting the transaction, as long as the services provided to the Adviser or Sub-Adviser by the broker-dealer: (i) are limited to “research” or “brokerage” services; (ii) constitute lawful and appropriate assistance to the Adviser or Sub-Adviser in the performance of its investment decision-making responsibilities; and (iii) the Adviser or the Sub-Adviser makes a good faith determination that the broker’s commission paid by the Fund is reasonable in relation to the value of the brokerage and research services provided by the broker-dealer, viewed in terms of either the particular transaction or the Adviser’s or the Sub-Adviser’s overall responsibilities to the Fund and its other investment advisory clients. In making such a determination, the Adviser or Sub-Adviser might consider, in addition to the commission rate, the range and quality of a broker’s services, including the value of the research provided, execution capability, financial responsibility and responsiveness. The practice of using a portion of a Fund’s commission dollars to pay for brokerage and research services provided to the Adviser or a Sub-Adviser is sometimes referred to as “soft dollars.” Section 28(e) is sometimes referred to as a “safe harbor,” because it permits this practice, subject to a number of restrictions, including the Adviser or a Sub-Adviser’s compliance with certain procedural requirements and limitations on the type of brokerage and research services that qualify for the safe harbor. The provisions of MiFID II may limit the ability of certain Sub-Advisers to pay for research services using soft dollars in various circumstances.
Brokerage and Research Products and Services Under the Safe Harbor – Research products and services may include, but are not limited to, general economic, political, business and market information and reviews, industry and company information and reviews, evaluations of securities and recommendations as to the purchase and sale of securities, financial data on a company or companies, performance and risk measuring services and analysis, stock price quotation services, computerized historical financial databases and related software, credit rating services, analysis of corporate responsibility issues, brokerage analysts’ earnings estimates, computerized links to current market data, software dedicated to research, and portfolio modeling. Research services may be provided in the form of reports, computer-generated data feeds and other services, telephone contacts, and personal meetings with securities analysts, as well as in the form of meetings arranged with corporate officers and industry spokespersons, economists, academics, and governmental representatives. Brokerage products and services assist in the execution, clearance and settlement of securities transactions, as well as functions incidental thereto including, but not limited to, related communication and connectivity services and equipment, software related to order routing, market access, algorithmic trading, and other trading activities. On occasion, a broker-dealer may furnish the Adviser or a Sub-Adviser with a service that has a mixed use (that is, the service is used both for brokerage and research activities that are within the safe harbor and for other activities). In this case, the Adviser or a Sub-Adviser is required to reasonably allocate the cost of the service, so that any portion of the service that does not qualify for the safe harbor is paid for by the Adviser or the Sub-Adviser from its own funds, and not by portfolio commissions paid by a Fund.
Benefits to the Adviser or the Sub-Advisers – Research products and services provided to the Adviser or a Sub-Adviser by broker-dealers that effect securities transactions for a Fund may be used by the Adviser or the Sub-Adviser in servicing all of its accounts. Accordingly, not all of these services may be used by the Adviser or a Sub-Adviser in connection with the Fund. Some of these products and services are also available to the Adviser or a Sub-Adviser for cash, and some do not have an explicit cost or determinable value. The research received does not reduce the management fees payable to the Adviser or the sub-advisory fees payable to a Sub-Adviser for services provided to the Fund. The Adviser’s or a Sub-Adviser’s expenses would likely increase if the Adviser or the Sub-Adviser had to generate these research products and services through its own efforts, or if it paid for these products or services itself. It is possible that a Sub-Adviser subject to MiFID II will cause a Fund to pay for research services with soft dollars in circumstances where it is prohibited from doing so with respect to other client accounts, although those other client accounts might nonetheless benefit from those research services.
Broker-Dealers that are Affiliated with the Adviser or the Sub-Advisers
Portfolio transactions may be executed by brokers affiliated with Voya Financial, Inc., the Adviser, or a Sub-Adviser, so long as the commission paid to the affiliated broker is reasonable and fair compared to the commission that would be charged by an unaffiliated broker in a comparable transaction.
Prohibition on Use of Brokerage Commissions for Sales or Promotional Activities
The placement of portfolio brokerage with broker-dealers who have sold shares of a Fund is subject to rules adopted by the SEC and FINRA. Under these rules, the Adviser or a Sub-Adviser may not consider a broker’s promotional or sales efforts on behalf of any Fund when selecting a broker-dealer for portfolio transactions, and neither a Fund nor the Adviser or Sub-Adviser may enter into an agreement under which the Fund directs brokerage transactions (or revenue generated from such transactions) to a broker-dealer to pay for distribution of Fund shares. The Fund has adopted policies and procedures, approved by the Board, that are designed to attain compliance with these prohibitions.
Principal Trades and Research
Purchases of securities for the Fund also may be made directly from issuers or from underwriters. Purchase and sale transactions may be effected through dealers which specialize in the types of securities which a Fund will be holding. Dealers and underwriters usually act as principals for their own account. Purchases from underwriters will include a concession paid by the issuer to the underwriter and purchases from dealers will include the spread between the bid and the asked price. If the execution and price offered by more than one dealer or underwriter are comparable, the order may be allocated to a dealer or underwriter which has provided such research or other services as mentioned above.
More Information about Trading in Fixed-Income Securities
Purchases and sales of fixed-income securities will usually be principal transactions. Such securities often will be purchased from or sold to dealers serving as market makers for the securities at a net price. The Fund may also purchase such securities in underwritten offerings and will, on occasion, purchase securities directly from the issuer. Generally, fixed-income securities are traded on a net basis and do not involve brokerage commissions. The cost of executing fixed-income securities transactions consists primarily of dealer spreads and underwriting commissions.
In purchasing and selling fixed-income securities, it is the policy of the Fund to obtain the best results, while taking into account the dealer’s general execution and operational facilities, the type of transaction involved and other factors, such as the dealer’s risk in positioning the securities involved. While the Adviser or a Sub-Adviser generally seeks reasonably competitive spreads or commissions, the Fund will not necessarily pay the lowest spread or commission available.
Transition Management
Changes in sub-advisers, investment personnel and reorganizations of a Fund may result in the sale of a significant portion or even all of a Fund’s portfolio securities. This type of change generally will increase trading costs and the portfolio turnover for the affected Fund. The Fund, the Adviser, or a Sub-Adviser may engage a broker-dealer to provide transition management services in connection with a change in the sub-adviser, reorganization, or other changes.
Allocation of Trades

Some securities considered for investment by a Fund may also be appropriate for other clients served by that Fund’s Adviser or Sub-Adviser. If the purchase or sale of securities consistent with the investment policies of a Fund and one or more of these other clients is considered at, or about the same time, transactions in such securities will be placed on an aggregate basis and allocated among the other funds and such other clients in a manner deemed fair and equitable, over time, by the Fund’s Adviser or Sub-Adviser and consistent with the Adviser’s or Sub-Adviser’s written policies and procedures. The Adviser and Sub-Adviser may use different methods of trade allocation. The Adviser’s and Sub-Adviser’s relevant policies and procedures and the results of aggregated trades in which a Fund participated are subject to periodic review by the Board. To the extent a Fund seeks to acquire (or dispose of) the same security at the same time as other funds, such Fund may not be able to acquire (or dispose of) as large a position in such security as it desires, or it may have to pay a higher (or receive a lower) price for such security. It is recognized that in some cases, this system could have a detrimental effect on the price or value of the security insofar as the Fund is concerned. However, over time, a Fund’s ability to participate in aggregate trades is expected to provide better execution for the Fund.
Cross-Transactions
The Board has adopted a policy allowing trades to be made between affiliated registered investment companies or series thereof, provided they meet the conditions of Rule 17a-7 under the 1940 Act and conditions of the policy.
Brokerage Commissions Paid
No brokerage commissions were paid by the Fund for the last three fiscal years.
Securities of Regular Broker-Dealers
During the most recent fiscal year, the Fund acquired no securities of its regular broker-dealers (as defined in Rule 10b-1 under the 1940 Act) or their parent companies.
SHAREHOLDER REINVESTMENT PROGRAM
The Trust maintains a Shareholder Reinvestment Program (“Program”), which allows participating shareholders to reinvest all dividends and capital gain distributions (“Dividends”) in additional Common Shares of the Trust. The Program also allows participants to purchase additional Common Shares through optional cash investments in amounts ranging from a minimum of $100 to a maximum of $100,000 per month. Common Shares may be issued by the Trust under the Program only if the Trust’s Common Shares are trading at a premium to NAV. If the Trust’s Common Shares are trading at a discount to NAV, Common Shares purchased under the Program will be purchased on the open market.
If the market price (the volume-weighted average sales price, per share, as reported on the New York Stock Exchange Composite Transaction Tape as shown daily on Bloomberg’s AQR screen) plus estimated commissions for Common Shares of the Trust is less than the NAV on the Valuation Date (defined below), BNY Mellon Investment Servicing (U.S.) Inc. (“Transfer Agent”) will purchase Common Shares on the open market through a bank or securities broker as provided herein. Open market purchases may be effected on any securities exchange on which Common Shares of the Trust trade or in the over-the-counter market. If the Market Price, plus estimated commissions, exceeds the NAV before the Transfer Agent has completed its purchases, the Transfer Agent will use reasonable efforts to cease purchasing Common Shares, and the Trust shall issue the remaining Common Shares. If the Market Price, plus estimated commissions, is equal to or exceeds the NAV on the Valuation Date, the Trust may issue the Common Shares to be acquired by the Program. The Valuation Date is a date preceding the DRIP Investment Date (as defined in the Program) and OCI Investment Date (as defined in the Program), on which it is determined, based on the Market Price and NAV of Common Shares of the Trust, whether the Transfer Agent will purchase Common Shares on the open market or the Trust will issue the Common Shares for the Program. The Trust may, without prior notice to participants, determine that it will not issue new Common Shares for purchase pursuant to the Program, even when the Market Price plus estimated commissions equals or exceeds NAV, in which case the Transfer Agent will purchase Common Shares on the open market.
Common Shares issued by the Trust under the Program will be issued without incurring a fee. Common Shares purchased for the Program directly from the Trust in connection with the reinvestment of Dividends will be acquired on the DRIP Investment Date at the greater of: (i) NAV at the close of business on the Valuation Date; or (ii) the average of the daily Market Price of the shares during the DRIP Pricing Period, minus a discount of 5%. The DRIP Pricing Period for a dividend reinvestment is the Valuation Date and the prior Trading Day. A “Trading Day” means any day on which trades of the Common Shares of the Trust are reported on the NYSE.
Common Shares purchased directly from the Trust pursuant to optional cash investments will be acquired on an OCI Investment Date at the greater of: (i) NAV at the close of business on the Valuation Date; or (ii) the average of the daily Market Price of the shares during the OCI Pricing Period minus a discount, determined at the sole discretion of the Trust and announced in advance, ranging from 0% to 5%. The OCI Pricing Period for an OCI Investment Date means the period beginning four Trading Days prior to the Valuation Date through and including the Valuation Date. The discount for optional cash investments is set by the Trust and may be changed or eliminated by the Trust without prior notice to participants at any time. The discount for optional cash investments is determined on the last business day of each month. In all instances, however, the discount on Common Shares issued directly by the Trust shall not exceed 5% of the market price, and Common Shares may not be issued at a price less than NAV without prior specific approval of shareholders or of the Commission. Optional cash investments received by the Transfer Agent no later than 4:00 p.m. Eastern time on the OCI payment Due Date to be invested on the relevant OCI Investment Date.
Subject to the availability of Common Shares registered for issuance under the Program, there is no total maximum number of Common Shares that can be issued pursuant to the Program.

See “Tax Considerations- Fund Distributions” for a discussion of the federal income tax ramifications of obtaining Common Shares under the Program.
Privately Negotiated Transactions
The Common Shares may also be offered pursuant to privately negotiated transactions between the Trust and the Distributor and specific investors. Generally, such investors will be sophisticated institutional investors. The terms of such privately negotiated transactions will be subject to the discretion of the management of the Trust. In determining whether to sell Common Shares pursuant to a privately negotiated transaction, the Trust will consider relevant factors including, but not limited to, the attractiveness of obtaining additional funds through the sale of Common Shares, the purchase price to apply to any such sale of Common Shares and the person seeking to purchase the Common Shares.
Common Shares issued by the Trust in connection with privately negotiated transactions will be issued at the greater of: (i) NAV per Common Share of the Trust’s Common Shares; or (ii) at a discount ranging from 0% to 5% of the average of the daily market price of the Trust’s Common Shares at the close of business on the two business days preceding the date upon which Common Shares are sold pursuant to the privately negotiated transaction. The discount to apply to such privately negotiated transactions will be determined by the Trust with regard to each specific transaction. The Trust will not pay any commissions with regard to privately negotiated transactions, but an investor may be subject to a front end sales load of up to 3% paid to or retained by a third party broker-dealer through which such transaction may be effected.
TAX CONSIDERATIONS
The following tax information supplements and should be read in conjunction with the tax information contained in the Fund’s Prospectus. The Prospectus generally describes the U.S. federal income tax treatment of the Fund and its shareholders. This section of the SAI provides additional information concerning U.S. federal income taxes. It is based on the Code, applicable U.S. Treasury Regulations, judicial authority, and administrative rulings and practice, all as in effect as of the date of this SAI and all of which are subject to change, including with retroactive effect. The following discussion is only a summary of some of the important U.S. federal tax considerations generally applicable to investments in the Fund. There may be other tax considerations applicable to particular shareholders. Shareholders should consult their own tax advisers regarding their particular situation and the possible application of foreign, state and local tax laws.
Special tax rules apply to investments through defined contribution plans and other tax-qualified plans or tax-advantaged arrangements. Shareholders should consult their tax advisers to determine the suitability of Fund shares as an investment through such plans and arrangements and the precise effect of an investment on their particular tax situation.
Qualification as a Regulated Investment Company
The Fund has elected or will elect to be treated as a RIC under Subchapter M of the Code and intends each year to qualify and to be eligible to be treated as such. In order to qualify for the special tax treatment accorded RICs and their shareholders, the Fund must, among other things: (a) derive at least 90% of its gross income for each taxable year from: (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below); (b) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year: (i) at least 50% of the fair market value of its total assets consists of: (A) cash and cash items (including receivables), U.S. government securities and securities of other RICs; and (B) other securities (other than those described in clause (A)) limited in respect of any one issuer to a value that does not exceed 5% of the value of the Fund’s total assets and 10% of the outstanding voting securities of such issuer; and (ii) not more than 25% of the value of the Fund’s total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, in the securities of any one issuer (other than those described in clause (i)(A)), the securities (other than securities of other RICs) of two or more issuers the Fund controls and which are engaged in the same, similar, or related trades or businesses, or the securities of one or more qualified publicly traded partnerships; and (c) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses, taking into account any capital loss carryforwards) and its net tax-exempt income, for such year.
In general, for purposes of the 90% gross income requirement described in (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership which would be qualifying income if realized directly by the RIC. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (generally defined as a partnership (x) the interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof, and (y) that derives less than 90% of its income from the qualifying income described in paragraph (a)(i) above) will be treated as qualifying income. In general, such entities will be treated as partnerships for federal income tax purposes because they meet the passive income requirement under Code section 7704(c)(2). In addition, although in general the passive loss rules of the Code do not apply to RICs, such rules do apply to a RIC with respect to items attributable to an interest in a qualified publicly traded partnership. Certain of a Fund’s investments in MLPs and ETFs, if any, may qualify as interests in qualified publicly traded partnerships.
For purposes of the diversification test in (b) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership and in the case of a Fund’s investments in loan participations, the Fund shall treat both the financial intermediary and the issuer of the underlying loan as an issuer. Also, for purposes of the diversification test in (b) above, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the IRS with respect to issuer identification for a particular type of investment may adversely affect a Fund’s ability to meet the diversification test in (b) above. The qualifying income and diversification requirements described above may limit the extent to which a Fund can engage in certain derivative transactions, as well as the extent to which it can invest in MLPs and certain commodity-linked ETFs.
If a Fund qualifies as a RIC that is accorded special tax treatment, the Fund will not be subject to U.S. federal income tax on investment company taxable income and net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss, determined with reference to any capital loss carryforwards) distributed in a timely manner to its shareholders in the form of dividends (including Capital Gain Dividends, as defined below).
If a Fund were to fail to meet the income, diversification or distribution test described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax, paying interest, making additional distributions, or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any year, or if the Fund were otherwise to fail to qualify as a RIC accorded special tax treatment for such year, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as ordinary income. Some portions of such distributions may be eligible for the dividends-received deduction in the case of corporate shareholders and may be eligible to be treated as “qualified dividend income” in the case of shareholders taxed as individuals, provided, in both cases, the shareholder meets certain holding period and other requirements in respect of the Fund's shares (as described below). In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a RIC that is accorded special tax treatment.
The Fund intends to distribute at least annually to its shareholders all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), its net tax-exempt income (if any), and its net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards). However, no assurance can be given that a Fund will not be subject to U.S. federal income taxation. Any taxable income, including any net capital gain retained by a Fund, will be subject to tax at the Fund level at regular corporate rates.
In the case of net capital gain, the Fund is permitted to designate the retained amount as undistributed capital gain in a timely notice to its shareholders who would then, in turn, be: (i) required to include in income for U.S. federal income tax purposes, as long-term capital gain, their shares of such undistributed amount; and (ii) entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly-filed U.S. tax return to the extent the credit exceeds such liabilities. If a Fund makes this designation, for U.S. federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund would be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. A Fund is not required to, and there can be no assurance a Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.
In determining its net capital gain, including in connection with determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income, and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion of the taxable year after October 31 or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to any such portion of the taxable year) or late-year ordinary loss (generally, the sum of its: (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion of the taxable year after October 31, and (ii) other net ordinary loss attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.
In order to comply with the distribution requirements described above applicable to RICs, a Fund generally must make the distributions in the same taxable year that it realizes the income and gain, although in certain circumstances, a Fund may make the distributions in the following taxable year in respect of income and gains from the prior taxable year.
If a Fund declares a distribution to shareholders of record in October, November, or December of one calendar year and pays the distribution in January of the following calendar year, the Fund and its shareholders will be treated as if the Fund paid the distribution on December 31 of the earlier year.
Excise Tax
If a Fund were to fail to distribute in a calendar year at least an amount equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income for the one-year period ending October 31 of such year (or December 31 of that year if the Fund is permitted to elect and so elects), plus any such amounts retained from the prior year, the Fund would be subject to a nondeductible 4% excise tax on the undistributed amounts.
The Fund intends generally to make distributions sufficient to avoid the imposition of the 4% excise tax. However, no assurance can be given that a Fund will not be subject to the excise tax.
For purposes of the required excise tax distribution, a RIC’s ordinary gains and losses from the sale, exchange or other taxable disposition of property that would otherwise be taken into account after October 31 of a calendar year generally are treated as arising on January 1 of the following calendar year. Also, for these purposes, a Fund will be treated as having distributed any amount on which it is subject to corporate income tax in the taxable year ending within the calendar year.

Use of Tax Equalization
The Fund distributes its net investment income and capital gains to shareholders at least annually to the extent required to qualify as a RIC under the Code and generally to avoid U.S. federal income or excise tax. Under current law, a Fund is permitted to treat the portion of redemption proceeds paid to redeeming shareholders that represents the redeeming shareholders’ pro-rata share of the Fund's accumulated earnings and profits as a dividend on the Fund’s tax return. This practice, which involves the use of tax equalization, will reduce the amount of income and gains that a Fund is required to distribute as dividends to shareholders in order for the Fund to avoid U.S. federal income tax and excise tax, which may include reducing the amount of distributions that otherwise would be required to be paid to non-redeeming shareholders. A Fund’s NAV generally will not be reduced by the amount of any undistributed income or gains allocated to redeeming shareholders under this practice and thus the total return on a shareholder’s investment generally will not be reduced as a result of this practice.
Capital Loss Carryforwards
Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against a Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund is able to carry forward a net capital loss from any taxable year to offset its capital gains, if any, realized during a subsequent taxable year. Distributions from capital gains are generally made after applying any available capital loss carryforwards. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains.
If a Fund incurs or has incurred net capital losses, those losses will be carried forward to one or more subsequent taxable years without expiration; any such carryover losses will retain their character as short-term or long-term.
See the Fund’s most recent annual shareholder report for the Fund’s available capital loss carryforwards, if any, as of the end of its most recently ended fiscal year.
Fund Distributions
For U.S. federal income tax purposes, distributions of investment income generally are taxable to shareholders as ordinary income. Taxes on distributions of capital gains are determined by how long a Fund owned (or is deemed to have owned) the investments that generated them, rather than how long a shareholder has owned his or her shares. In general, a Fund will recognize long-term capital gain or loss on investments it has owned for more than one year, and short-term capital gain or loss on investments it has owned for one year or less. Tax rules can alter a Fund’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. Distributions of net capital gain that are properly reported by a Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable to shareholders as long-term capital gains includible in net capital gain and taxed to individuals at reduced rates relative to ordinary income. Distributions from capital gains generally are made after applying any available capital loss carryforwards. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to shareholders as ordinary income. Distributions of investment income reported by a Fund as derived from “qualified dividend income” will be taxed in the hands of individuals at the rates applicable to net capital gain, provided holding period and other requirements are met at both the shareholder and Fund level.
The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things: (i) distributions paid by a Fund of net investment income and capital gains as described above; and (ii) any net gain from the sale, exchange or other taxable disposition of Fund shares. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in a Fund.
As required by federal law, detailed federal tax information with respect to each calendar year will be furnished to each shareholder early in the succeeding year.
If, in and with respect to any taxable year, a Fund makes a distribution to a shareholder in excess of the Fund’s current and accumulated earnings and profits, the excess distribution will be treated as a return of capital to the extent of such shareholder’s tax basis in its shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s tax basis in its shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares. To the extent a Fund makes distributions of capital gains in excess of the Fund’s net capital gain for the taxable year (as reduced by any available capital loss carryforwards from prior taxable years), there is a possibility that the distributions will be taxable as ordinary dividend distributions, even though distributed excess amounts would not have been subject to tax if retained by the Fund.
Distributions are taxable as described herein whether shareholders receive them in cash or reinvest them in additional shares.
A dividend paid to shareholders in January generally is deemed to have been paid by a Fund on December 31 of the preceding year, if the dividend was declared and payable to shareholders of record on a date in October, November or December of that preceding year.
Distributions on a Fund’s shares generally are subject to U.S. federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains, even though such distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of shares purchased at a time when the Fund’s NAV reflects either unrealized gains, or realized but undistributed income or gains, that were therefore included in the price the shareholder paid. Such distributions may reduce the fair market value of the Fund’s shares below the shareholder’s cost basis in those shares. As described above, a Fund is required to distribute realized income and gains regardless of whether the Fund’s NAV also reflects unrealized losses.

If a Fund holds, directly or indirectly, one or more “tax credit bonds” on one or more applicable dates during a taxable year, it is possible that the Fund will elect to permit its shareholders to claim a tax credit on their income tax returns equal to each shareholder's proportionate share of tax credits from the applicable bonds that otherwise would be allowed to the Fund. In such a case, a shareholder will be deemed to receive a distribution of money with respect to its Fund shares equal to the shareholder’s proportionate share of the amount of such credits and be allowed a credit against the shareholder's U.S. federal income tax liability equal to the amount of such deemed distribution, subject to certain limitations imposed by the Code on the credits involved. Even if a Fund is eligible to pass through tax credits to shareholders, the Fund may choose not to do so.
In order for some portion of the dividends received by a Fund shareholder to be “qualified dividend income” that is eligible for taxation at long-term capital gain rates, the Fund must meet holding period and other requirements with respect to some portion of the dividend-paying stocks in its portfolio and the shareholder must meet holding period and other requirements with respect to the Fund’s shares. In general, a dividend is not treated as qualified dividend income (at either the Fund or shareholder level): (1) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, in the case of certain preferred stock, 91 days during the 181-day period beginning 90 days before such date); (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property; (3) if the recipient elects to have the dividend income treated as investment income for purposes of the limitation on deductibility of investment interest; or (4) if the dividend is received from a foreign corporation that is: (a) not eligible for the benefits of a comprehensive income tax treaty with the United States (with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established securities market in the United States); or (b) treated as a passive foreign investment company.
In general, distributions of investment income reported by a Fund as derived from qualified dividend income are treated as qualified dividend income in the hands of a shareholder taxed as an individual, provided the shareholder meets the holding period and other requirements described above with respect to the Fund’s shares.
If the aggregate qualified dividends received by a Fund during a taxable year are 95% or more of its gross income (excluding net long-term capital gain over net short-term capital loss), then 100% of the Fund’s dividends (other than dividends properly reported as Capital Gain Dividends) are eligible to be treated as qualified dividend income.
In general, dividends of net investment income received by corporate shareholders of a Fund qualify for the dividends-received deduction generally available to corporations to the extent of the amount of eligible dividends received by the Fund from domestic corporations for the taxable year. A dividend received by a Fund will not be treated as a dividend eligible for the dividends-received deduction: (1) if it has been received with respect to any share of stock that the Fund has held for less than 46 days (91 days in the case of certain preferred stock) during the 91-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend (during the 181-day period beginning 90 days before such date in the case of certain preferred stock); or (2) to the extent that the Fund is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Moreover, the dividends received deduction may otherwise be disallowed or reduced: (1) if the corporate shareholder fails to satisfy the foregoing requirements with respect to its shares of the Fund; or (2) by application of various provisions of the Code (for instance, the dividends-received deduction is reduced in the case of a dividend received on debt-financed portfolio stock (generally, stock acquired with borrowed funds)).
Any distribution of income that is attributable to: (i) income received by a Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction; or (ii) dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to individual shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.
Pursuant to proposed regulations on which a Fund may rely, distributions by a Fund to its shareholders that the Fund properly reports as “section 199A dividends,” as defined and subject to certain conditions described below, are treated as qualified REIT dividends in the hands of non-corporate shareholders. Non-corporate shareholders are permitted a federal income tax deduction equal to 20% of qualified REIT dividends received by them, subject to certain limitations. Very generally, a “section 199A dividend” is any dividend or portion thereof that is attributable to certain dividends received by the Fund from REITs, to the extent such dividends are properly reported as such by the RIC in a written notice to its shareholders. A section 199A dividend is treated as a qualified REIT dividend only if the shareholder receiving such dividend holds the dividend-paying RIC shares for at least 46 days of the 91-day period beginning 45 days before the shares become ex-dividend, and is not under an obligation to make related payments with respect to a position in substantially similar or related property. A Fund is permitted to report such part of its dividends as section 199A dividends as are eligible, but is not required to do so.
Subject to future regulatory guidance to the contrary, distributions attributable to qualified publicly traded partnership income from a Fund’s investments in MLPs will ostensibly not qualify for the deduction available to non-corporate taxpayers in respect of such amounts received directly from an MLP.
A shareholder whose distributions are reinvested in shares under the Dividend Reinvestment Plan generally will be treated as having received a dividend equal to either: (i) if the shares are trading below NAV, the amount of cash allocated to the shareholder for the purchase of shares on its behalf in the open market; or (ii) if shares are trading at or above NAV, generally the fair market value of the new shares issued to the shareholder.
Tax Implications of Certain Fund Investments

References to investments by a Fund also include investments by an Underlying Fund.
Special Rules for Debt Obligations. Some debt obligations with a fixed maturity date of more than one year from the date of issuance (and zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) will be treated as debt obligations that are issued originally at a discount. Generally, the original issue discount (“OID”) is treated as interest income and is included in a Fund’s income and required to be distributed by the Fund over the term of the debt security, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt security. In addition, payment-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.
Some debt obligations with a fixed maturity date of more than one year from the date of issuance that are acquired by a Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Subject to the discussion below regarding Section 451 of the Code: (i) generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security; (ii) alternatively, a Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount in the Fund's income (as ordinary income) and thus distribute it over the term of the debt security, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt security; and (iii) the rate at which the market discount accrues, and thus is included in a Fund's income, will depend upon which of the permitted accrual methods the Fund elects. Notwithstanding the foregoing, effective for taxable years beginning after 2017, Section 451 of the Code generally requires any accrual method taxpayer to take into account items of gross income no later than the time at which such items are taken into account as revenue in the taxpayer's financial statements. The Treasury and IRS have issued proposed regulations providing that this rule does not apply to the accrual of market discount. If the rule were to apply to the accrual of market discount, a Fund would be required to include in income any market discount as it takes the same into account on its financial statements.
Some debt obligations with a fixed maturity date of one year or less from the date of issuance may be treated as having OID or, in certain cases, “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price). The Fund will be required to include the OID or acquisition discount in income (as ordinary income) and thus distribute it over the term of the debt security, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt security. The rate at which OID or acquisition discount accrues, and thus is included in a Fund's income, will depend upon which of the permitted accrual methods the Fund elects.
If a Fund holds the foregoing kinds of obligations, or other obligations subject to special rules under the Code, it may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or, if necessary, by disposition of portfolio securities including at a time when it may not be advantageous to do so. These dispositions may cause the Fund to realize higher amounts of short-term capital gains (generally taxed to shareholders at ordinary income tax rates) and, in the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger Capital Gain Dividend than if the Fund had not held such obligations.
Securities Purchased at a Premium. Very generally, where a Fund purchases a bond at a price that exceeds the redemption price at maturity – that is, at a premium – the premium is amortizable over the remaining term of the bond. In the case of a taxable bond, if the Fund makes an election applicable to all such bonds it purchases, which election is irrevocable without consent of the IRS, the Fund reduces the current taxable income from the bond by the amortized premium and reduces its tax basis in the bond by the amount of such offset; upon the disposition or maturity of such bonds acquired on or after January 4, 2013, the Fund is permitted to deduct any remaining premium allocable to a prior period. In the case of a tax-exempt bond, tax rules require the Fund to reduce its tax basis by the amount of amortized premium.
A portion of the OID accrued on certain high yield discount obligations may not be deductible to the issuer and will instead be treated as a dividend paid by the issuer for purposes of the dividends received deduction. In such cases, if the issuer of the high-yield discount obligations is a domestic corporation, dividend payments by a Fund may be eligible for the dividends received deduction to the extent attributable to the deemed dividend portion of such OID.
At-risk or Defaulted Securities. Investments in debt obligations that are at risk of or in default present special tax issues for a Fund. Tax rules are not entirely clear about issues such as whether or to what extent a Fund should recognize market discount on a debt obligation, when the Fund may cease to accrue interest, OID or market discount, when and to what extent the Fund may take deductions for bad debts or worthless securities and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by a Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its status as a RIC and does not become subject to U.S. federal income or excise tax.
Certain Investments in REITs. Any investment by a Fund in equity securities of REITs qualifying as such under Subchapter M of the Code may result in the Fund’s receipt of cash in excess of the REIT’s earnings; if the Fund distributes these amounts, these distributions could constitute a return of capital to Fund shareholders for U.S. federal income tax purposes. Dividends received by a Fund from a REIT will not qualify for the corporate dividends-received deduction and generally will not constitute qualified dividend income.
Certain distributions made by the Fund attributable to dividends received by the Funds from REITs may qualify as “qualified REIT dividends” in the hands of non-corporate shareholders, as discussed above.

Mortgage-Related Securities. A Fund may invest directly or indirectly in REMICs (including by investing in residual interests in collateralized mortgage obligations (“CMOs”) with respect to which an election to be treated as a REMIC is in effect) or equity interests in taxable mortgage pools (“TMPs”). Under a notice issued by the IRS in October 2006 and Treasury regulations that have yet to be issued but may apply retroactively, a portion of the Fund’s income (including income allocated to the Fund from a REIT or other pass-through entity) that is attributable to a residual interest in a REMIC or an equity interest in a TMP (referred to in the Code as an “excess inclusion”) will be subject to U.S. federal income tax in all events. This notice also provides, and the regulations are expected to provide, that excess inclusion income of a RIC will be allocated to shareholders of the RIC in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related interest directly. As a result, a Fund investing in such interests may not be a suitable investment for charitable remainder trusts, as noted below.
In general, excess inclusion income allocated to shareholders: (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions); (ii) will constitute unrelated business taxable income (“UBTI”) to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on UBTI, thereby potentially requiring such an entity that is allocated excess inclusion income, and otherwise might not be required to file a tax return, to file a tax return and pay tax on such income; and (iii) in the case of a non-U.S. shareholder, will not qualify for any reduction in U.S. federal withholding tax. A shareholder will be subject to U.S. federal income tax on such inclusions notwithstanding any exemption from such income tax otherwise available under the Code.
Foreign Currency Transactions. Any transaction by a Fund in foreign currencies, foreign currency-denominated debt obligations or certain foreign currency options, futures contracts or forward contracts (or similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Any such net gains could require a larger dividend toward the end of the calendar year. Any such net losses generally will reduce and potentially require the recharacterization of prior ordinary income distributions. Such ordinary income treatment may accelerate Fund distributions to shareholders and increase the distributions taxed to shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by a Fund to offset income or gains earned in subsequent taxable years.
Foreign currency gains generally are treated as qualifying income for purposes of the 90% gross income test described above. There is a remote possibility that the Secretary of the Treasury will issue contrary tax regulations with respect to foreign currency gains that are not directly related to a RIC’s principal business of investing in stocks or securities (or options or futures with respect to stocks or securities), and such regulations could apply retroactively.
Passive Foreign Investment Companies. Equity investments by a Fund in certain “passive foreign investment companies” (“PFICs”) could potentially subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company. This tax cannot be eliminated by making distributions to Fund shareholders. However, a Fund may elect to avoid the imposition of that tax. For example, a Fund may elect to treat a PFIC as a “qualified electing fund” (i.e., make a “QEF election”), in which case the Fund will be required to include its share of the PFIC’s income and net capital gains annually, regardless of whether it receives any distribution from the PFIC. A Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold (and, solely for purposes of this mark-to-market election, repurchased) its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed by the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return. Dividends paid by PFICs will not be eligible to be treated as “qualified dividend income.” A foreign issuer in which a Fund invests will not be treated as a PFIC with respect to the Fund if such issuer is a controlled foreign corporation (“CFC”) for U.S. federal income tax purposes and the Fund holds (directly, indirectly, or constructively) 10% or more of the voting interests in or total value of such issuer. In such a case, a Fund generally would be required to include in gross income each year, as ordinary income, its share of certain amounts of a CFC's income, whether or not the CFC distributes such amounts to the Fund.
Because it is not always possible to identify a foreign corporation as a PFIC, a Fund may incur the tax and interest charges described above in some instances.
Options and Futures
In general, option premiums received by a Fund are not immediately included in the income of the Fund. Instead, the premiums are recognized when the option contract expires, the option is exercised by the holder, or the Fund transfers or otherwise terminates the option (e.g., through a closing transaction). If a call option written by a Fund is exercised and the Fund sells or delivers the underlying stock, the Fund generally will recognize capital gain or loss equal to (a) sum of the strike price and the option premium received by the Fund minus (b) the Fund’s basis in the stock. Such gain or loss generally will be short-term or long-term depending upon the holding period of the underlying stock. If securities are purchased by a Fund pursuant to the exercise of a put option written by it, the Fund generally will subtract the premium received for purposes of computing its cost basis in the securities purchased. Gain or loss arising in respect of a termination of the Fund’s obligation under an option other than through the exercise of the option will be short-term gain or loss depending on whether the premium income received by the Fund is greater or less than the amount paid by the Fund (if any) in terminating the transaction. Thus, for example, if an option written by a Fund expires unexercised, the Fund generally will recognize short-term gain equal to the premium received.

A Fund’s options activities may include transactions constituting straddles for U.S. federal income tax purposes, that is, that trigger the U.S. federal income tax straddle rules contained primarily in Section 1092 of the Code. Such straddles include, for example, positions in a particular security, or an index of securities, and one or more options that offset the former position, including options that are “covered” by a Fund’s long position in the subject security. Very generally, where applicable, Section 1092 requires: (i) that losses be deferred on positions deemed to be offsetting positions with respect to “substantially similar or related property,” to the extent of unrealized gain in the latter; and (ii) that the holding period of such a straddle position that has not already been held for the long-term holding period be terminated and begin anew once the position is no longer part of a straddle. Options on single stocks that are not “deep in the money” may constitute qualified covered calls, which generally are not subject to the straddle rules; the holding period on stock underlying qualified covered calls that are “in the money” although not “deep in the money” will be suspended during the period that such calls are outstanding. These straddle rules and the rules governing qualified covered calls could cause gains that would otherwise constitute long-term capital gains to be treated as short-term capital gains, and distributions that would otherwise constitute “qualified dividend income” or qualify for the dividends-received deduction to fail to satisfy the holding period requirements and therefore to be taxed as ordinary income or to fail to qualify for the dividends-received deduction, as the case may be.
The tax treatment of certain positions entered into by a Fund (including regulated futures contracts, certain foreign currency positions and certain listed non-equity options) will be governed by section 1256 of the Code (“section 1256 contracts”). Gains or losses on section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, section 1256 contracts held by a Fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked to market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.
Other Derivatives, Hedging, and Related Transactions. In addition to the special rules described above in respect of futures and options transactions, the Fund’s transactions in other derivative instruments (e.g., forward contracts and swap agreements), as well as any of its hedging, short sale, securities loan or similar transactions, may be subject to one or more special tax rules (e.g., notional principal contract, straddle, constructive sale, wash sale and short sale rules). These rules may affect whether gains and losses recognized by a Fund are treated as ordinary or capital, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities, thereby affecting, among other things, whether capital gains and losses are treated as short-term or long-term. These rules could therefore affect the amount, timing and/or character of distributions to shareholders.
Because these and other tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules (which determination or guidance could be retroactive) may affect whether a Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid a Fund-level tax.
Commodity-Linked Instruments. A Fund’s investments in commodity-linked instruments can be limited by the Fund’s intention to qualify as a RIC, and can bear on the Fund’s ability to so qualify. Income and gains from certain commodity-linked instruments do not constitute qualifying income to a RIC for purposes of the 90% gross income test described above. The tax treatment of some other commodity-linked instruments in which a Fund might invest is not certain, in particular with respect to whether income or gains from such instruments constitute qualifying income to a RIC. If a Fund were to treat income or gain from a particular instrument as qualifying income and the income or gain were later determined not to constitute qualifying income and, together with any other nonqualifying income, caused the Fund’s nonqualifying income to exceed 10% of its gross income in any taxable year, the Fund would fail to qualify as a RIC unless it is eligible to and does pay a tax at the Fund level.
Exchange-Traded Notes, Structured Notes. The tax rules are uncertain with respect to the treatment of income or gains arising in respect of commodity-linked ETNs and certain commodity-linked structured notes; also, the timing and character of income or gains arising from ETNs can be uncertain. An adverse determination or future guidance by the IRS (which determination or guidance could be retroactive) may affect a Fund’s ability to qualify for treatment as a RIC and to avoid a fund-level tax.
Book-Tax Differences. Certain of a Fund’s investments in derivative instruments and foreign currency-denominated instruments, and any of the Fund's transactions in foreign currencies and hedging activities, are likely to produce a difference between its book income and the sum of its taxable income and net tax-exempt income (if any). If such a difference arises, and the Fund’s book income is less than the sum of its taxable income and net tax-exempt income, the Fund could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment and to avoid an entity-level tax. In the alternative, if the Fund’s book income exceeds the sum of its taxable income (including realized capital gains) and net tax-exempt income, the distribution (if any) of such excess generally will be treated as: (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income); (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares; and (iii) thereafter as gain from the sale or exchange of a capital asset.
Investments in Other RICs. A Fund’s investments in shares of another mutual fund, an ETF or another company that qualifies as a RIC (each, an “investment company”) can cause the Fund to be required to distribute greater amounts of net investment income or net capital gain than the Fund would have distributed had it invested directly in the securities held by the investment company, rather than in shares of the investment company. Further, the amount or timing of distributions from a Fund qualifying for treatment as a particular character (e.g., long-term capital gain, exempt interest, eligibility for dividends-received deduction, etc.) will not necessarily be the same as it would have been had the Fund invested directly in the securities held by the investment company. If a Fund receives dividends from an investment company and the investment company reports such dividends as qualified dividend income, then the Fund is permitted in turn to report a portion of its distributions as qualified dividend income, provided the Fund meets holding period and other requirements with respect to shares of the investment company.
If a Fund receives dividends from an investment company and the investment company reports such dividends as eligible for the dividends-received deduction, then the Fund is permitted in turn to report its distributions derived from those dividends as eligible for the dividends-received deduction as well, provided the Fund meets holding period and other requirements with respect to shares of the investment company.
Investments in Master Limited Partnerships and Certain Non-U.S. Entities. A Fund’s ability to make direct and indirect investments in MLPs and certain non-U.S. entities is limited by the Fund’s intention to qualify as a RIC, and if the Fund does not appropriately limit such investments or if such investments are recharacterized for U.S. federal income tax purposes, the Fund’s status as a RIC may be jeopardized. Among other limitations, the Fund is permitted to have no more than 25% of the value of its total assets invested in qualified publicly traded partnerships, including MLPs.
Subject to any future regulatory guidance to the contrary, any distribution of income attributable to qualified publicly traded partnership income from a Fund’s investment in a MLP will ostensibly not qualify for the deduction that would be available to a non-corporate shareholder were the shareholder to own such MLP directly.
Tax-Exempt Shareholders
Income of a RIC that would be UBTI if earned directly by a tax-exempt entity generally will not constitute UBTI when distributed to a tax-exempt shareholder of the RIC. Notwithstanding this “blocking” effect, a tax-exempt shareholder could realize UBTI by virtue of its investment in a Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Code Section 514(b).
A tax-exempt shareholder may also recognize UBTI if a Fund recognizes “excess inclusion income” derived from direct or indirect investments in residual interests in REMICs or equity interests in TMPs as described above, if the amount of such income recognized by the Fund exceeds the Fund’s investment company taxable income (after taking into account deductions for dividends paid by the Fund).
In addition, special tax consequences apply to charitable remainder trusts (“CRTs”) that invest in RICs that invest directly or indirectly in residual interests in REMICs or equity interests in TMPs. Under legislation enacted in December 2006, a CRT (as defined in section 664 of the Code) that realizes any UBTI for a taxable year must pay an excise tax annually of an amount equal to such UBTI. Under IRS guidance issued in October 2006, a CRT will not recognize UBTI as a result of investing in a Fund that recognizes “excess inclusion income.” Rather, if at any time during any taxable year a CRT (or one of certain other tax-exempt shareholders, such as the United States, a state or political subdivision, or an agency or instrumentality thereof, and certain energy cooperatives) is a record holder of a share in a Fund that recognizes “excess inclusion income,” then the Fund will be subject to a tax on that portion of its “excess inclusion income” for the taxable year that is allocable to such shareholders at the highest federal corporate income tax rate. The extent to which this IRS guidance remains applicable in light of the December 2006 legislation is unclear. To the extent permitted under the 1940 Act, the Fund may elect to specially allocate any such tax to the applicable CRT, or other shareholder, and thus reduce such shareholder’s distributions for the year by the amount of the tax that relates to such shareholder’s interest in the Fund.
CRTs and other tax-exempt investors are urged to consult their tax advisors concerning the consequences of investing in a Fund.
Sale, Exchange or Redemption of Shares
The sale, exchange or redemption of Fund shares may give rise to a gain or loss.
In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise, the gain or loss on the taxable disposition of Fund shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of Fund shares held by a shareholder for six months or less will be treated as long-term, rather than short-term, to the extent of any Capital Gain Dividends received (or deemed received) by the shareholder with respect to the shares.
Further, all or a portion of any loss realized upon a taxable disposition of Fund shares will be disallowed under the Code’s “wash-sale” rule if other substantially identical shares are purchased, including by means of dividend reinvestment, within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.
From time to time, the Fund may make a tender offer for its shares. Shareholders who tender all shares held, or considered to be held, by them will be treated as having sold their shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its shares, such shareholder may be treated as having received a distribution under Section 301 of the Code (“Section 301 distribution”) unless the redemption is treated as being either (i) “substantially disproportionate” with respect to such shareholder or (ii) otherwise “not essentially equivalent to a dividend” under the relevant rules of the Code. A Section 301 distribution is not treated as a sale or exchange giving rise to a capital gain or loss, but rather is treated as a dividend to the extent supported by the Fund’s current and accumulated earnings and profits, with the excess treated as a return of capital reducing the shareholder’s tax basis in Fund shares, and thereafter as capital gain. Where a redeeming shareholder is treated as receiving a dividend, there is a risk that non-tendering shareholders whose interests in the Fund increase as a result of such tender will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming the shares of the Fund; if isolated, any such risk is likely remote.

The Fund’s repurchase of shares on the open market also may cause a selling shareholder to be treated as having received a taxable dividend upon the sale. In that event, there is a risk that remaining Fund shareholders whose percentage interests in the Fund increase will be treated as having received a taxable distribution from the Fund.
To the extent that the Fund recognizes net gains on the liquidation of portfolio securities to meet such tenders or otherwise repurchases Fund shares, the Fund will be required to make additional distributions to its common shareholders.
Tax Shelter Reporting Regulations
Under U.S. Treasury Regulations, if a shareholder recognizes a loss of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult with their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Foreign Taxation
Income, proceeds and gains received by a Fund (or RICs in which the Fund has invested) from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties between certain countries and the United States may reduce or eliminate such taxes. This will decrease the Fund’s yield on securities subject to such taxes. If more than 50% of a Fund’s assets at taxable year end consists of the securities of foreign corporations, the Fund may elect to permit shareholders to claim a credit or deduction on their income tax returns for their pro rata portions of qualified taxes paid by the Fund to foreign countries in respect of foreign securities that the Fund has held for at least the minimum period specified in the Code. In such a case, shareholders will include in gross income from foreign sources their pro rata shares of such taxes paid by the Fund. A shareholder’s ability to claim an offsetting foreign tax credit or deduction in respect of foreign taxes paid by a Fund is subject to certain limitations imposed by the Code, which may result in the shareholder’s not receiving a full credit or deduction (if any) for the amount of such taxes. Shareholders who do not itemize on their U.S. federal income tax returns may claim a credit (but not a deduction) for such foreign taxes.
Even if a Fund were eligible to make such an election for a given year, it may determine not to do so. Shareholders that are not subject to U.S. federal income tax, and those who invest in a Fund through tax-advantaged accounts (including those who invest through individual retirement accounts or other tax-advantaged retirement plans), generally will receive no benefit from any tax credit or deduction passed through by the Fund.
Foreign Shareholders
Distributions by a Fund to shareholders that are not “U.S. persons” within the meaning of the Code (“foreign shareholders”) properly reported by the Fund as: (1) Capital Gain Dividends; (2) short-term capital gain dividends; and (3) interest-related dividends, each as defined below and subject to certain conditions described below, generally are not subject to withholding of U.S. federal income tax.
In general, the Code defines (1) “short-term capital gain dividends” as distributions of net short-term capital gains in excess of net long-term capital losses and (2) “interest-related dividends” as distributions from U.S. source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign shareholder, in each case to the extent such distributions are properly reported as such by the Fund in a written notice to shareholders. The exceptions to withholding for Capital Gain Dividends and short-term capital gain dividends do not apply to (A) distributions to an individual foreign shareholder who is present in the United States for a period or periods aggregating 183 days or more during the year of the distribution and (B) distributions attributable to gain that is treated as effectively connected with the conduct by the foreign shareholder of a trade or business within the United States under special rules regarding the disposition of U.S. real property interests as described below. The exception to withholding for interest-related dividends does not apply to distributions to a foreign shareholder (A) that has not provided a satisfactory statement that the beneficial owner is not a U.S. person, (B) to the extent that the dividend is attributable to certain interest on an obligation if the foreign shareholder is the issuer or is a 10% shareholder of the issuer, (C) that is within certain foreign countries that have inadequate information exchange with the United States, or (D) to the extent the dividend is attributable to interest paid by a person that is a related person of the foreign shareholder and the foreign shareholder is a controlled foreign corporation. If a Fund invests in a RIC that pays such distributions to the Fund, such distributions retain their character as not subject to withholding if properly reported when paid by the Fund to foreign shareholders. The Fund may report such part of its dividends as interest-related and/or short-term capital gain dividends as are eligible, but is not required to do so. In the case of shares held through an intermediary, the intermediary may withhold even if the Fund reports all or a portion of a payment as an interest-related or short-term capital gain dividend to shareholders.
Foreign shareholders should contact their intermediaries regarding the application of these rules to their accounts.
Distributions by a Fund to foreign shareholders other than Capital Gain Dividends, short-term capital gain dividends and interest-related dividends (e.g., dividends attributable to dividend and foreign-source interest income or to short-term capital gains or U.S. source interest income to which the exception from withholding described above does not apply) are generally subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate).
A foreign shareholder is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of a Fund unless: (i) such gain is effectively connected with the conduct by the foreign shareholder of a trade or business within the United States; (ii) in the case of a foreign shareholder that is an individual, the shareholder is present in the United

States for a period or periods aggregating 183 days or more during the year of the sale and certain other conditions are met; or (iii) the special rules relating to gain attributable to the sale or exchange of “U.S. real property interests” (“USRPIs”) apply to the foreign shareholder's sale of shares of the Fund (as described below).
Subject to certain exceptions (e.g., for a Fund that is a “United States real property holding corporation” as described below), a Fund is generally not required (and does not expect) to withhold on the amount of a non-dividend distribution (i.e., a distribution that is not paid out of the Fund’s current earnings and profits for the applicable taxable year or accumulated earnings and profits) when paid to its foreign shareholders.
Special rules would apply if a Fund were a qualified investment entity (“QIE”) because it is either a “U.S. real property holding corporation” (“USRPHC”) or would be a USRPHC but for the operation of certain exceptions to the definition of USRPIs described below. Very generally, a USRPHC is a domestic corporation that holds USRPIs the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the United States, and other trade or business assets. USRPIs generally are defined as any interest in U.S. real property and any interest (other than solely as a creditor) in a USRPHC or, very generally, an entity that has been a USRPHC in the last five years. A Fund that holds, directly or indirectly, significant interests in REITs may be a USRPHC. Interests in domestically controlled QIEs, including REITs and RICs that are QIEs, not-greater-than-10% interests in publicly traded classes of stock in REITs and not-greater-than-5% interests in publicly traded classes of stock in RICs generally are not USRPIs, but these exceptions do not apply for purposes of determining whether a Fund is a QIE.
If an interest in a Fund were a USRPI, a greater-than-5% foreign shareholder generally would be required to file a U.S. tax return in connection with the sale of its Fund shares, and pay related taxes due on any gain realized on the sale.
Moreover, if a Fund were a USRPHC or, very generally, had been one in the last five years, it would be required to withhold on amounts distributed to a greater-than-5% foreign shareholder to the extent such amounts would not be treated as a dividend, i.e., are in excess of the Fund’s current and accumulated “earnings and profits” for the applicable taxable year. Such withholding generally is not required if the Fund is a domestically controlled QIE.
If a Fund were a QIE, under a special “look-through” rule, any distributions by the Fund to a foreign shareholder (including, in certain cases, distributions made by the Fund in redemption of its shares) attributable directly or indirectly to: (i) distributions received by the Fund from a lower-tier RIC or REIT that the Fund is required to treat as USRPI gain in its hands; and (ii) gains realized on the disposition of USRPIs by the Fund would retain their character as gains realized from USRPIs in the hands of the Fund’s foreign shareholders and would be subject to U.S. tax withholding. In addition, such distributions could result in the foreign shareholder being required to file a U.S. tax return and pay tax on the distributions at regular U.S. federal income tax rates. The consequences to a foreign shareholder, including the rate of such withholding and character of such distributions (e.g., as ordinary income or USRPI gain), would vary depending upon the extent of the foreign shareholder’s current and past ownership of the Fund.
Foreign shareholders of the Fund also may be subject to “wash sale” rules to prevent the avoidance of the tax-filing and -payment obligations discussed above through the sale and repurchase of Fund shares.
Foreign shareholders should consult their tax advisers and, if holding shares through intermediaries, their intermediaries, concerning the application of these rules to their investment in a Fund.
Foreign shareholders with respect to whom income from a Fund is effectively connected with a trade or business conducted by the foreign shareholder within the United States will in general be subject to U.S. federal income tax on the income derived from the Fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares of the Fund and, in the case of a foreign corporation, may also be subject to a branch profits tax. If a foreign shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the shareholder in the United States. More generally, foreign shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results than those described herein, and are urged to consult their tax advisors.
In order to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a foreign shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute form). Foreign shareholders should consult their tax advisers in this regard.
Special rules (including withholding and reporting requirements) apply to foreign partnerships and those holding Fund shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Investors holding Fund shares through foreign entities should consult their tax advisers about their particular situation.
A foreign shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal income tax referred to above.
Backup Withholding
The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any individual shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding.

Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability, provided the appropriate information is furnished to the IRS.
Shareholder Reporting Obligations With Respect to Foreign Bank and Financial Accounts
Shareholders that are U.S. persons and own, directly or indirectly, more than 50% of a Fund could be required to report annually their “financial interest” in the Fund’s “foreign financial accounts,” if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts (“FBAR”). Shareholders should consult a tax advisor, and persons investing in the Fund through an intermediary should contact their intermediary, regarding the applicability to them of this reporting requirement.
Other Reporting and Withholding Requirements
Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, a Fund may be required to withhold under FATCA at a rate of 30% with respect to that shareholder on ordinary dividends it pays. The IRS and the Department of Treasury have issued proposed regulations providing that these withholding rules will not apply to the gross proceeds of share redemptions or Capital Gain Dividends a Fund pays. If a payment by a Fund is subject to FATCA withholding, the Fund is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign shareholders described above (e.g., interest-related dividends and short-term capital gain dividends).
Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary.
General Considerations
The U.S. federal income tax discussion set forth above is for general information only. Prospective investors should consult their tax advisers regarding the specific federal tax consequences of purchasing, holding, and disposing of shares of a Fund, as well as the effects of state, local, foreign, and other tax law and any proposed tax law changes.
FINANCIAL STATEMENTS
The audited financial statements, and the independent registered accounting firm’s report thereon, are included in the Fund’s annual report to shareholders for the fiscal year ended February 29, 2020 and are incorporated herein by reference.
An annual shareholder report containing financial statements audited by the Trust’s independent registered public accounting firm and an unaudited semi-annual report will be sent to shareholders each year.

APPENDIX A – PROXY VOTING PROCEDURES AND GUIDELINES
A-1

PROXY VOTING PROCEDURES AND GUIDELINES

VOYA FUNDS

VOYA INVESTMENTS, LLC

Date Last Revised: May 14, 2020

Proxy Voting Procedures and Guidelines for the Voya Funds and Advisor

Introduction

The purpose of these Proxy Voting Procedures and Guidelines (the "Procedures", the "Guidelines") is to set forth the Board of Directors/Trustees of the Voya funds' (the "Board") instructions to Voya Investments, LLC (referred to as the "Advisor") for the voting of proxies for each fund the Board serves as Director/Trustee (the "Funds").

The Board may elect to delegate proxy voting to a sub-advisor of the Funds and also approve the sub- advisor's proxy policies and procedures for implementation on behalf of such Voya fund (a "Sub-Advisor- Voted Fund"). A Sub-Advisor-Voted Fund is not covered under these Procedures and Guidelines, except as described in the Reporting and Record Retention section below with respect to vote reporting requirements. However, they are covered by those sub-advisor's proxy policies, provided that the Board has approved them.

These Procedures and Guidelines incorporate principles and guidance set forth in relevant pronouncements of the Securities and Exchange Commission ("SEC") and its staff on the fiduciary duty of the Board to ensure that proxies are voted in a timely manner and that voting decisions are in the Funds' beneficial owners' best interest.

The Board, through these instructions, delegates to the Advisor's Proxy Coordinator the responsibility to vote the Funds' proxies in accordance with these Procedures and Guidelines on behalf of the Board. The Board further delegates to the Compliance Committee of the Board certain oversight duties regarding the Advisor's functions as it pertains to the voting of the Funds' proxies.

The Board directs the engagement of a Proxy Advisory Firm to be initially appointed and annually reviewed and approved by the Board. The Proxy Coordinator is responsible for overseeing the Proxy Advisory Firm and shall direct the Proxy Advisory Firm to vote proxies in accordance with the Guidelines.

These Procedures and Guidelines will be reviewed by the Board's Compliance Committee annually, and will be updated when appropriate. No change to these Procedures and Guidelines will be made except pursuant to Board direction. Non-material amendments, however, may be approved for immediate implementation by the Board's Compliance Committee, subject to ratification by the full board at its next regularly scheduled meeting.

Advisor's Roles and Responsibilities

Proxy Coordinator

The Voya Proxy Coordinator shall direct the Proxy Advisory Firm to vote proxies on behalf of the Funds and the Advisor in connection with annual and special meetings of shareholders (except those regarding bankruptcy matters and/or related plans of reorganization).

The Proxy Coordinator is responsible for overseeing the Proxy Advisory Firm (as defined in the Proxy Advisory Firm section below) and voting the Funds' proxies in accordance with the Procedures and Guidelines on behalf of the Funds and the Advisor. The Proxy Coordinator is authorized to direct the Proxy Advisory Firm to vote a Fund's proxy in accordance with the Procedures and Guidelines. Responsibilities assigned to the Proxy Coordinator, or activities that support it, may be performed by such members of the Proxy Group (as defined in the Proxy Group section below) or employees of the Advisor's affiliates as the Proxy Group deems appropriate.

The Proxy Coordinator is also responsible for identifying and informing Counsel (as defined in the Counsel section below) of potential conflicts between the proxy issuer and the Proxy Advisory Firm, the Advisor, the Funds' principal underwriters, or an affiliated person of the Funds. The Proxy Coordinator will identify such potential conflicts of interest based on information the Proxy Advisory Firm periodically provides; client analyses, distributor, broker-dealer, and vendor lists; and information derived from other sources, including public filings.

Proxy Advisory Firm

The Proxy Advisory Firm is responsible for coordinating with the Funds' custodians to ensure that all proxy materials received by the custodians relating to the portfolio securities are processed in a timely manner. To the extent applicable, the Proxy Advisory Firm is required to provide research, analysis, and vote

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Revision Date: May 14, 2020

Proxy Voting Procedures and Guidelines for the Voya Funds and Advisor

recommendations under its Proxy Voting guidelines. Additionally, the Proxy Advisory Firm is required to produce custom vote recommendations in accordance with the Guidelines and their vote recommendations.

Proxy Group

The members of the Proxy Group, which may include employees of the Advisor's affiliates, are identified in Exhibit 1, and may be amended from time to time at the Advisor's discretion except that the Funds' Chief Investment Risk Officer, the Funds' Chief Compliance Officer, and the Funds' Proxy Coordinator shall be members unless the Board determines otherwise.

Investment Professionals

The Funds' sub-advisors and/or portfolio managers are each referred to herein as an "Investment Professional" and collectively, "Investment Professionals". The Board encourages the Funds' Investment Professionals to submit a recommendation to the Proxy Group regarding any proxy-voting-related proposal pertaining to the portfolio securities over which they have day-to-day portfolio management responsibility. Additionally, when requested, Investment Professionals are responsible for submitting a recommendation to the Proxy Group regarding proxy voting related proxy contests, proposals related to companies with dual class shares with superior voting rights, or mergers and acquisitions involving the portfolio securities over which they have day-to-day portfolio management responsibility.

Counsel

A member of the mutual funds legal practice group of the Advisor ("Counsel") is responsible for determining if a potential conflict of interest involving a proxy issuer is in fact a conflict of interest. If Counsel deems a proxy issuer to be a conflict of interest, the Counsel must notify the Proxy Coordinator, who will in turn notify the Chair of the Compliance Committee of such conflict of interest.

Proxy Voting Procedures

Proxy Group Oversight

A minimum of four (4) members of the Proxy Group (or three (3) if one member of the quorum is the Funds' Chief Compliance Officer) will constitute a quorum for purposes of taking action at any meeting of the Group.

The Proxy Group may meet in person or by telephone. The Proxy Group also may take action via email in lieu of a meeting, provided that the Proxy Coordinator follows the directions of a majority of a quorum responding via e-mail.

A Proxy Group meeting will be held whenever:

∙The Proxy Coordinator receives a recommendation from an Investment Professional to vote a Fund's proxy contrary to the Guidelines.

∙The Proxy Advisory Firm has made no recommendation on a matter and the Procedures do not provide instruction.

∙A matter requires case-by-case consideration, including those in which the Proxy Advisory Firm's recommendation is deemed to be materially conflicted.

∙The Proxy Coordinator requests the Proxy Group's input and vote recommendation on a matter.

At its discretion, the Proxy Group may provide the Proxy Coordinator with standing instructions to perform responsibilities and related activities assigned to the Proxy Group, on its behalf, provided that such instructions do not violate any requirements of these Procedures or the Guidelines.

If the Proxy Group has previously provided the Proxy Coordinator with standing instructions to vote in accordance with the Proxy Advisory Firm's recommendation, these recommendations do not violate any requirements of these Procedures or the Guidelines, and no conflict of interest exists, the Proxy Coordinator may implement the instructions without calling a Proxy Group meeting.

For each proposal referred to the Proxy Group, it will review:

∙The relevant Procedures and Guidelines,

∙The recommendation of the Proxy Advisory Firm, if any,

∙The recommendation of the Investment Professional(s), if any,

∙Other resources that any Proxy Group member deems appropriate to aid in a determination of a recommendation.

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Revision Date: May 14, 2020

Proxy Voting Procedures and Guidelines for the Voya Funds and Advisor

Vote Instruction

While the vote of a simple majority of the voting members present will determine any matter submitted to a vote, tie votes will be resolved by securing the vote of members not present at the meeting. The Proxy Coordinator will ensure compliance with all applicable voting and conflict of interest procedures, and will use best efforts to secure votes from as many absent members as may reasonably be accomplished, providing such members with a substantially similar level of relevant information as that provided at the in- person meeting.

In the event a tie vote cannot be resolved, or in the event that the vote remains a tie, the Proxy Coordinator will refer the vote to the Compliance Committee Chair for vote determination.

In the event a tie vote cannot be timely resolved in connection with a voting deadline, the Proxy Coordinator will abstain from voting on the proposal(s). However, the Proxy Coordinator will vote in accordance with the Proxy Advisory Firm's recommendation if abstaining on the vote is not a valid option; i.e., can only vote For, Against, or Withhold.

A member of the Proxy Group may abstain from voting on any given matter, provided that the member does not participate in the Proxy Group discussion(s) in connection with the vote determination. If abstention results in the loss of quorum, the process for resolving tie votes will be observed.

If the Proxy Group recommends that a Fund vote contrary to the Guidelines, as might be the case upon review of a recommendation from an Investment Professional, the Proxy Coordinator will follow the procedures in the Out-of-Guidelines section below.

Vote Classification

These Procedures and Guidelines specify how the Funds generally will vote with respect to the proposals indicated. Unless otherwise noted, the Proxy Group instructs the Proxy Coordinator, on behalf of the Advisor, to vote in accordance with these Procedures and Guidelines.

Within-Guidelines Votes: Votes in Accordance with the Guidelines

In the event the Proxy Group and, where applicable, an Investment Professional participating in the voting process, recommend a vote Within Guidelines, the Proxy Group will instruct the Proxy Advisory Firm, through the Proxy Coordinator, to vote in this manner.

Out-of-Guidelines Votes: Votes Contrary to the Guidelines A vote would be considered Out-of-Guidelines if the:

∙Vote is contrary to the Guidelines based on the Compliance Committee or Proxy Group determination that the application of the Guidelines is inapplicable or inappropriate under the circumstances. Such votes include, but are not limited to votes cast based on the recommendation of an Investment Professional.

∙Vote is contrary to the Guidelines unless the Guidelines stipulate Case-by-Case consideration or that primary consideration will be given to input from an Investment Professional, notwithstanding that the vote appears contrary to these Procedures and Guidelines and/or the Proxy Advisory Firm's recommendation.

Routine Matters

Upon instruction from the Proxy Coordinator, the Proxy Advisory Firm will submit a vote as described in these Procedures and Guidelines where there is a clear policy (e.g., "For," "Against," "Withhold," or "Abstain") on a proposal.

Matters Requiring Case-by-Case Consideration

The Proxy Advisory Firm will refer proxy proposals to the Proxy Coordinator when these Procedures and Guidelines indicate "Case-by-Case." Additionally, the Proxy Advisory Firm will refer any proxy proposal under circumstances where the application of these Procedures and Guidelines is unclear, appears to involve unusual or controversial issues, or is silent regarding the proposal.

Upon receipt of a referral from the Proxy Advisory Firm, the Proxy Coordinator may solicit additional research or clarification from the Proxy Advisory Firm, Investment Professional(s), or other sources.

The Proxy Coordinator will review matters requiring Case-by-Case consideration to determine if the Proxy

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Group had previously provided the Proxy Coordinator with standing vote instructions, or a provision within the Guidelines is applicable based on prior voting history.

If a matter requires input and a vote determination from the Proxy Group, the Proxy Coordinator will forward the Proxy Advisory Firm's analysis and recommendation, the Proxy Coordinator's recommendation and/or any research obtained from the Investment Professional(s), the Proxy Advisory Firm, or any other source to the Proxy Group. The Proxy Group may consult with the Proxy Advisory Firm and/or Investment Professional(s) as appropriate.

The Proxy Coordinator will use best efforts to convene a Proxy Group meeting with respect to all matters requiring its consideration. In the event quorum requirements cannot be timely met in connection with a voting deadline, it is the policy of the Funds and Advisor to vote in accordance with the Proxy Advisory Firm's recommendation.

Non-Votes: Votes in which No Action is Taken

The Proxy Coordinator will make reasonable efforts to secure and vote all proxies for the Funds, including markets where shareholders' rights are limited. Nevertheless, the Proxy Group may recommend that a Fund refrain from voting under certain circumstances including:

∙The economic effect on shareholders' interests or the value of the portfolio holding is indeterminable or insignificant, e.g., proxies in connection with fractional shares, securities no longer held in the portfolio of a Voya fund or proxies being considered on behalf of a Fund that is no longer in existence.

∙The cost of voting a proxy outweighs the benefits, e.g., certain international proxies, particularly in cases when share blocking practices may impose trading restrictions on the relevant portfolio security.

In such cases, the Proxy Group may instruct the Proxy Advisory Firm, through the Proxy Coordinator, not to vote such proxy. The Proxy Group may provide the Proxy Coordinator with standing instructions on parameters that would dictate a Non-Vote without the Proxy Group's review of a specific proxy.

Further, Counsel may require the Proxy Coordinator to abstain from voting any proposal that is subject to a material conflict of interest provided that abstaining has no effect on the vote outcome.

Matters Requiring Further Consideration

Referrals to the Compliance Committee

If a vote is deemed Out-of-Guidelines and Counsel has determined that a material conflict of interest appears to exist with respect to the party or parties (i.e. Proxy Advisory Firm, the Advisor, underwriters, affiliates, any participating Proxy Group member, or any Investment Professional(s)) participating in the voting process, the Proxy Coordinator will refer the vote to the Compliance Committee Chair.

Further, if an Investment Professional discloses a potential conflict of interest, and Counsel determines that the conflict of interest appears to exist, the proposal will also be referred to the Compliance Committee for review, regardless of whether the vote is Within- or Out-of-Guidelines.

The Compliance Committee will be provided all recommendations (including Investment Professional(s)), analyses, research, and Conflicts Reports and any other written materials used to establish whether a conflict of interest exists, and will instruct the Proxy Coordinator how such referred proposals should be voted.

The Proxy Coordinator will use best efforts to refer matters to the Compliance Committee for its consideration in a timely manner. In the event any such matter cannot be referred to or considered by the Compliance Committee in a timely manner, the Compliance Committee's standing instruction is to vote Within Guidelines.

The Compliance Committee will receive a report detailing proposals that were voted Out-of-Guidelines, if the Investment Professional's recommendation was not acted on, or was referred to the Compliance Committee.

Consultation with Compliance Committee

The Proxy Coordinator may consult the Compliance Committee Chair for guidance on behalf of the Committee if application of these Procedures and Guidelines is unclear, or a recommendation is received from an Investment Professional in connection with any unusual or controversial issue.

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Conflicts of Interest

The Advisor shall act in the Funds' beneficial owners' best interests and strive to avoid conflicts of interest. Conflicts of interest can arise, for example, in situations where:

∙The issuer is a vendor whose products or services are material to the Voya Funds, the Advisor or their affiliates;

∙The issuer is an entity participating to a material extent in the distribution of the Voya Funds;

∙The issuer is a significant executing broker dealer;

∙Any individual that participates in the voting process for the Funds including an Investment Professional, a member of the Proxy Group, an employee of the Advisor, or Director/Trustee of the Board serves as a director or officer of the issuer; or

∙The issuer is Voya Financial.

Potential Conflicts with a Proxy Issuer

The Proxy Coordinator is responsible for identifying and informing Counsel of potential conflicts with the proxy issuer. In addition to obtaining potential conflict of interest information described in the Roles and Responsibilities section above, members of the Proxy Group are required to disclose to the Proxy Coordinator any potential conflicts of interests prior to discussing the Proxy Advisory Firms' recommendation.

The Proxy Group member will advise the Proxy Coordinator in the event he/she believes that a potential or perceived conflict of interest exists that may preclude him/her from making a vote determination in the best interests of the Funds' beneficial owners. The Proxy Group member may elect to recuse himself/herself from consideration of the relevant proxy or have Counsel consider the matter, recusing him/herself only in the event Counsel determines that a material conflict of interest exists. If recusal, whether voluntary or pursuant to Counsel's findings, does not occur prior to the member's participation in any Proxy Group discussion of the relevant proxy, any Out-of-Guidelines Vote determination is subject to the Compliance Committee referral process. Should members of the Proxy Group verbally disclose a potential conflict of interest, they are required to complete a Conflict of Interest Report, which will be reviewed by Counsel.

Investment Professionals are also required to complete a Conflict of Interest Report or confirm that they do not have any potential conflicts of interests when submitting a vote recommendation to the Proxy Coordinator.

The Proxy Coordinator gathers and analyzes the information provided by the Proxy Advisory Firm, the Advisor, the Funds' principal underwriters, affiliates of the Funds, Proxy Group members, Investment Professionals, and the Directors and Officers of the Funds. Counsel will document such potential material conflicts of interest on a consolidated basis as appropriate.

The Proxy Coordinator will instruct the Proxy Advisory Firm to vote the proxy as recommended by the Proxy Group if Counsel determines that a material conflict of interest does not appear to exist with respect to a proxy issuer, any participating Proxy Group member, or any participating Investment Professional(s).

Compliance Committee Oversight

The Proxy Coordinator will refer a proposal to the Funds' Compliance Committee if the Proxy Group recommends an Out-of-Guidelines Vote, and Counsel has determined that a material conflict of interest appears to exist in order that the conflicted party(ies) have no opportunity to exercise voting discretion over a Fund's proxy.

The Proxy Coordinator will refer the proposal to the Compliance Committee Chair, forwarding all information relevant to the Compliance Committee's review, including the following or a summary of its contents:

∙The applicable Procedures and Guidelines

∙The Proxy Advisory Firm recommendation

∙The Investment Professional(s)'s recommendation, if available

∙Any resources used by the Proxy Group in arriving at its recommendation

∙Counsel's findings

∙Conflicts Report(s) and/or any other written materials establishing whether a conflict of interest exists.

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In the event a member of the Funds' Compliance Committee believes he/she has a conflict of interest that would preclude him/her from making a vote determination in the best interests of the applicable Fund's beneficial owners, the Compliance Committee member will advise the Compliance Committee Chair and recuse himself/herself with respect to the relevant proxy determinations.

Conflicts Reports

Investment Professionals, the Proxy Advisory Firm, and members of the Compliance Committee, the Proxy Group, and the Proxy Coordinator are required to disclose any potential conflicts of interest and/or confirm they do not have a conflict of interest in connection with their participation in the voting process for portfolio securities. The Conflicts Report should describe any known relationships of either a business or personal nature that Counsel has not previously assessed, which may include communications with respect to the referral item, but excluding routine communications with or submitted to the Proxy Coordinator or Investment Professional(s) on behalf of the subject company or a proponent of a shareholder proposal.

The Conflicts Report should also include written confirmation that the Investment Professional based the recommendation in connection with an Out-of-Guidelines Vote or under circumstances where a conflict of interest exists solely on the investment merits of the proposal and without regard to any other consideration.

Completed Conflicts Reports should be provided to the Proxy Coordinator as soon as possible and may be submitted to the Proxy Coordinator verbally, provided the Proxy Coordinator completes the Conflicts Report, and the submitter reviews and approves the Conflict Report in writing.

The Proxy Coordinator will forward all Conflicts Reports to Counsel for review. Upon review, Counsel will provide the Proxy Coordinator with a brief statement indicating if a material conflict of interest is present.

Counsel will document such potential conflicts of interest on a consolidated basis as appropriate rather than maintain individual Conflicts Reports.

Assessment of the Proxy Advisory Firm

The Proxy Coordinator, on behalf of the Board and the Advisor, will assess if the Proxy Advisory Firm:

∙Is independent from the Advisor

∙Has resources that indicate it can competently provide analysis of proxy issues

∙Can make recommendations in an impartial manner and in the best interests of the Funds and their beneficial owners

∙Has adequate compliance policies and procedures to:

o Ensure that its proxy voting recommendations are based on current and accurate information o Identify and address conflicts of interest.

The Proxy Coordinator will utilize, and the Proxy Advisory Firm will comply with, such methods for completing the assessment as the Proxy Coordinator may deem reasonably appropriate. The Proxy Advisory Firm will also promptly notify the Proxy Coordinator in writing of any material change to information previously provided to the Proxy Coordinator in connection with establishing the Proxy Advisory Firm's independence, competence, or impartiality.

Information provided in connection with the Proxy Advisory Firm's potential conflict of interest will be forwarded to Counsel for review. Counsel will review such information and advise the Proxy Coordinator as to whether a material concern exists and if so, determine the most appropriate course of action to eliminate such concern.

Voting Funds of Funds, Investing Funds and Feeder Funds

Funds that are "Funds-of-Funds" will "echo" vote their interests in underlying mutual funds, which may include mutual funds other than the Voya funds indicated on Voya's website (www.voyainvestments.com). Meaning that, if the Fund-of-Funds must vote on a proposal with respect to an underlying investment company, the Fund-of-Funds will vote its interest in that underlying fund in the same proportion all other shareholders in the underlying investment company voted their interests.

However, if the underlying fund has no other shareholders, the Fund-of-Funds will vote as follows:

∙If the Fund-of-Funds and the underlying fund are being solicited to vote on the same proposal (e.g., the election of fund directors/trustees), the Fund-of-Funds will vote the shares it holds in the underlying

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fund in the same proportion as all votes received from the holders of the Fund-of-Funds' shares with respect to that proposal.

∙If the Fund-of-Funds is being solicited to vote on a proposal for an underlying fund (e.g., a new Sub- Advisor to the underlying fund), and there is no corresponding proposal at the Fund-of-Funds level, the Board will determine the most appropriate method of voting with respect to the underlying fund proposal.

An Investing Fund (e.g., any Voya fund), while not a Fund-of-Funds will have the foregoing Fund-of-Funds procedure applied to any Investing Fund that invests in one or more underlying funds. Accordingly:

∙Each Investing Fund will "echo" vote its interests in an underlying fund, if the underlying fund has shareholders other than the Investing Fund.

∙In the event an underlying fund has no other shareholders, and the Investing Fund and the underlying fund are being solicited to vote on the same proposal, the Investing Fund will vote its interests in the underlying fund in the same proportion as all votes received from the holders of its own shares on that proposal.

∙In the event an underlying fund has no other shareholders, and there is no corresponding proposal at the Investing Fund level, the Board will determine the most appropriate method of voting with respect to the underlying fund proposal.

A fund that is a "Feeder Fund" in a master-feeder structure passes votes requested by the underlying master fund to its shareholders. Meaning that, if the master fund solicits the Feeder Fund, the Feeder Fund will request instructions from its own shareholders, either directly or, in the case of an insurance-dedicated Fund, through an insurance product or retirement plan, as to how it should vote its interest in an underlying master fund.

When a Voya fund is a feeder in a master-feeder structure, proxies for the portfolio securities owned by the master fund will be voted pursuant to the master fund's proxy voting policies and procedures. As such, except as described in the Reporting and Record Retention section below, Feeder Funds will not be subject to these Procedures and Guidelines.

Securities Lending

Many of the Funds participate in securities lending arrangements to generate additional revenue for the Fund. Accordingly, the Fund will not be able to vote securities that are on loan under these arrangements. However, under certain circumstances, for voting issues that may have a significant impact on the investment, the Proxy Group or Proxy Coordinator may request to recall securities that are on loan if they determine that the benefit of voting outweighs the costs and lost revenue to the Fund and the administrative burden of retrieving the securities.

Investment Professionals may also deem a vote is "material" in the context of the portfolio(s) they manage. Therefore, they may request that lending activity on behalf of their portfolio(s) with respect to the relevant security be reviewed by the Proxy Group and considered for recall and/or restriction. The Proxy Group will give primary consideration to relevant Investment Professional input in its determination of whether a given proxy vote is material and the associated security accordingly restricted from lending. The determination that a vote is material in the context of a Fund's portfolio will not mean that such vote is considered material across all Funds voting at that meeting. In order to recall or restrict shares on a timely basis for material voting purposes, the Proxy Coordinator, on behalf of the Proxy Group, will use best efforts to consider, and when appropriate, to act upon, such requests on a timely basis. Requests to review lending activity in connection with a potentially material vote may be initiated by any relevant Investment Professional and submitted for the Proxy Group's consideration at any time.

Reporting and Record Retention

Reporting by the Funds

Annually, as required, each Fund and each Sub-Advisor-Voted Fund will post its proxy voting record, or a link to the prior one-year period ending on June 30th on the Voya Funds' website. The proxy voting record for each Fund and each Sub-Advisor-Voted Fund will also be available on Form N-PX in the EDGAR database on the website of the Securities and Exchange Commission ("SEC"). For any Voya fund that is a feeder in a master/feeder structure, no proxy voting record related to the portfolio securities owned by the

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master fund will be posted on the Voya funds' website or included in the Fund's Form N-PX; however, a cross-reference to the master fund's proxy voting record as filed in the SEC's EDGAR database will be included in the Fund's Form N-PX and posted on the Voya funds' website. If an underlying master fund solicited any Feeder Fund for a vote during the reporting period, a record of the votes cast by means of the pass-through process described above will be included on the Voya funds' website and in the Feeder Fund's Form N-PX.

Reporting to the Compliance Committee

At each regularly scheduled quarterly Compliance Committee meeting, the Compliance Committee will receive a report from the Proxy Coordinator indicating each proxy proposal, or a summary of such proposals, that was:

1.Voted Out-of-Guidelines, including any proposals voted Out-of-Guidelines as a result of special circumstances raised by an Investment Professional;

2.Voted Within-Guidelines in cases when the Proxy Group did not agree with an Investment Professional's recommendation;

3.Referred to the Compliance Committee for determination.

The report will indicate the name of the company, the substance of the proposal, a summary of the Investment Professional's recommendation, where applicable, and the reasons for voting, or recommending, an Out-of-Guidelines Vote or, in the case of (2) above, a Within-Guidelines Vote.

Reporting by the Proxy Coordinator on behalf of the Advisor

The Advisor will maintain the records required by Rule 204-2(c)(2), as may be amended from time to time, including the following:

∙A copy of each proxy statement received regarding a Fund's portfolio securities. Such proxy statements the issuers send are available either in the SEC's EDGAR database or upon request from the Proxy Advisory Firm.

∙A record of each vote cast on behalf of a Fund.

∙A copy of any Advisor-created document that was material to making a proxy vote decision, or that memorializes the basis for that decision.

∙A copy of written requests for Fund proxy voting information and any written response thereto or to any oral request for information on how the Advisor voted proxies on behalf of a Fund.

∙A record of all recommendations from Investment Professionals to vote contrary to the Guidelines.

∙All proxy questions/recommendations that have been referred to the Compliance Committee, and all applicable recommendations, analyses, research, Conflict Reports, and vote determinations.

All proxy voting materials and supporting documentation will be retained for a minimum of six years, the first two years in the Advisor's office.

Records Maintained by the Proxy Advisory Firm

The Proxy Advisory Firm will retain a record of all proxy votes handled by the Proxy Advisory Firm. Such record must reflect all the information required to be disclosed in a Fund's Form N-PX pursuant to Rule 30b1-4 under the Investment Company Act. In addition, the Proxy Advisory Firm is responsible for maintaining copies of all proxy statements received by issuers and to promptly provide such materials to the Advisor upon request.

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PROXY VOTING GUIDELINES

Introduction

Proxies must be voted in the best interest of the Funds' beneficial owners. The Guidelines summarize the Funds' positions on various issues of concern to investors, and give an indication of how the Funds' ballots will be voted on proposals dealing with particular issues. Nevertheless, the Guidelines are not exhaustive, do not include all potential voting issues, and proposals may be addressed, as necessary, on a CASE-BY- CASE basis rather than according to the Guidelines, factoring in the merits of the rationale and disclosure provided.

These Guidelines apply to securities of publicly traded companies and to those of privately held companies if publicly available disclosure permits such application. All matters for which such disclosure is not available will be considered CASE-BY-CASE.

The Board encourages Investment Professionals to submit a recommendation to the Proxy Group regarding proxy voting related to the portfolio securities over which they have day-to-day portfolio management responsibility. Recommendations from the Investment Professionals may be submitted or requested in connection with any proposal and are likely to be requested with respect to proxies for private equity or fixed income securities and/or proposals related to merger transactions/corporate restructurings, proxy contests, or unusual or controversial issues.

These policies may be overridden in any case as provided for in the Procedures. Similarly, the Procedures provide that proposals whose Guidelines prescribe a firm voting position may instead be considered on a CASE-BY-CASE basis when unusual or controversial circumstances so dictate.

Interpretation and application of these Guidelines is not intended to supersede any law, regulation, binding agreement, or other legal requirement to which an issuer may be or become subject. No proposal will be supported whose implementation would contravene such requirements.

General Policies

The Funds' policy is generally to support the recommendation of the relevant company's management when the Proxy Advisory Firm's recommendation also aligns with such recommendation and to vote in accordance with the Proxy Advisory Firm's recommendation when management has made no recommendation. However, this policy will not apply to CASE-BY-CASE proposals for which a contrary recommendation from the relevant Investment Professional(s) is being utilized.

The rationale and vote recommendation from Investment Professionals will be given primary consideration with respect to CASE-BY-CASE proposals being considered on behalf of the relevant Fund.

The Fund's policy is to not support proposals that would negatively impact the existing rights of the Funds' beneficial owners. Depending on the relevant market, appropriate opposition may be expressed as an ABSTAIN, AGAINST, or WITHHOLD vote.

Consider on a CASE-BY-CASE basis competing shareholder and board proposals that appear on the same agenda at uncontested proxies.

International Policies

Companies incorporated outside the U.S. are subject to the foregoing U.S. Guidelines if they are listed on a U.S. exchange and treated as a U.S. domestic issuer by the SEC. Where applicable, certain U.S. guidelines may also be applied to companies incorporated outside the U.S., e.g., companies with a significant base of U.S. operations and employees.

However, given the differing regulatory and legal requirements, market practices, and political and economic systems existing in various international markets, the Funds will:

∙Vote AGAINST international proxy proposals when the Proxy Advisory Firm recommends voting AGAINST such proposal because relevant disclosure by the company, or the time provided for consideration of such disclosure, is inadequate;

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∙Consider proposals that are associated with a firm AGAINST vote on a CASE-BY-CASE basis if the Proxy Advisory Firm recommends their support when:

∙The company or market transitions to better practices (e.g., having committed to new regulations or governance codes);

∙The market standard is stricter than the Fund's guidelines; or

∙It is the more favorable choice when shareholders must choose between alternate proposals.

Proposal Specific Policies

As mentioned above, these policies may be overridden in any case as provided for in the Procedures. Similarly, the Procedures provide that proposals whose Guidelines prescribe a firm voting position may instead be considered on a CASE-BY-CASE basis when unusual or controversial circumstances so dictate.

Proxy Contests:

Consider votes in contested elections on a CASE-BY-CASE basis, with primary consideration given to input from the relevant Investment Professional(s).

Uncontested Proxies:

1- The Board of Directors

Overview

The Funds may lodge disagreement with a company's policies or practices by withholding support from the relevant proposal rather than from the director nominee(s) to which the Proxy Advisory Firm assigns a correlation.

In cases where the lodging of disagreement by the Funds is assigned to the board of directors, support will be withheld from the director(s) deemed responsible. Responsibility may be attributed to the entire board, a committee, or an individual, and the Funds will apply a vote accountability guideline ("Vote Accountability Guideline") specific to the concerns under review. For example:

∙Relevant committee chair

∙Relevant committee member(s)

∙Board chair.

If director(s) to whom responsibility has been attributed is not standing for election (e.g., the board is classified), support will typically not be withheld from other directors in their stead. Additionally, the Funds will typically vote FOR a director in connection with issues raised by the Proxy Advisory Firm if the director did not serve on the board or relevant committee during the majority of the time period relevant to the concerns cited by the Proxy Advisory Firm.

Vote with the Proxy Advisory Firm's recommendation when more candidates are presented than available seats and no other provisions under these Guidelines apply.

In cases where a director holds more than one board seat and corresponding votes, manifested as one seat as a physical person plus an additional seat as a representative of a legal entity, generally vote with the Proxy Advisory Firm's recommendation to withhold support from the legal entity and vote on the physical person.

Bundled Director Slates

WITHHOLD support from directors or slates of directors when they are presented in a manner not aligned with market best practice and/or regulation, irrespective of complying with independence requirements, such as:

∙Bundled slates of directors (e.g., Canada, France, Hong Kong, or Spain);

∙In markets with term lengths capped by regulation or market practice, directors whose terms exceed the caps or are not disclosed; or

∙Directors whose names are not disclosed in advance of the meeting or far enough in advance relative to voting deadlines to make an informed voting decision.

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For companies with multiple slates in Italy, follow the Proxy Advisory Firm's standards for assessing which slate is best suited to represent shareholder interests.

Independence

Director and Board/Committee Independence

The Funds will consider the relevant country or market listing exchange and the Proxy Advisory Firm's standards with respect to determining director independence and Board/Committee independence levels. Note: Non-voting directors (e.g., director emeritus or advisory director) shall be excluded from calculations with respect to board independence.

The Funds will consider non-independent directors standing for election on a CASE-BY-CASE basis when the full board or committee does not meet the market independence requirements.

∙WITHHOLD support from the non-independent nominating committee chair or non-independent board chair, and if necessary, fewest non-independent directors including the Founder, Chairman or CEO if their removal would achieve the independence requirements across the remaining board or key committee, except that support may be withheld from additional directors whose relative level of independence cannot be differentiated, or the number required to achieve the independence requirements is equal to or greater than the number of non-independent directors standing for election.

∙WITHHOLD support from slates of directors if the board's independence cannot be ascertained due to inadequate disclosure or when the board's independence does not meet the applicable independence requirements of the relevant country or market listing exchange.

∙WITHHOLD support from key committee slates if they contain non-independent directors in the election, unless the composition is acceptable under the relevant country or market listing exchange requirements.

∙WITHHOLD support from non-independent nominating committee chair, board chair, and/or directors if the full board serves as a key committee, or the board has not established the committee, and relevant country or market listing exchange requires such establishment.

Self-Nominated/Shareholder-Nominated Director Candidates

Consider self-nominated or shareholder-nominated director candidates on a CASE-BY-CASE basis. WITHHOLD support from the candidate when:

∙Adequate disclosure has not been provided (e.g., rationale for candidacy and candidate's qualifications relative to the company);

∙The candidate's agenda is not in line with the long-term best interests of the company; or

∙Multiple self-nominated candidates are being considered as a proxy contest if similar issues are raised (e.g., potential change in control).

Management Proposals Seeking Non-Board Member Service on Key Committees

Vote AGAINST proposals that permit non-board members to serve on the audit, remuneration (compensation), nominating and/or governance committee, provided that bundled slates may be supported if no slate nominee serves on the relevant committee(s) except where best market practice otherwise dictates.

Consider other concerns regarding committee members on a CASE-BY-CASE basis.

Shareholder Proposals Regarding Board/Key Committee Independence

Vote AGAINST shareholder proposals asking that the independence be greater than that required by the country or market listing exchange, or asking to redefine director independence.

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Board Member Roles and Responsibilities

Attendance

WITHHOLD support from a director who, during both of the most recent two years, has served on the board during the two-year period but attended less than 75 percent of the board and committee meetings without a valid reason for the absences or if the two-year attendance record cannot be ascertained from available disclosure (e.g., the company did not disclose which director(s) attended less than 75 percent of the board and committee meetings during the director's period of service without a valid reason for the absences).

The two-year attendance policy shall be applied to attendance of statutory auditors at Japanese companies.

Over-boarding

Consider on a CASE-BY-CASE basis directors who sit on more than two public boards in addition to their own and are named executives officers at any of the companies, potentially WITHHOLD support only at their outside boards.

Vote FOR non-executive directors without regard to "over-boarding" issues, unless when in conjunction with attendance issues during the most recent year. Consider such circumstances on a CASE-BY-CASE basis.

Vote AGAINST shareholder proposals limiting the number of public company boards on which a director may serve.

Combined Chairman / CEO Role

Vote FOR directors without regard to recommendations that the position of chairman should be separate from that of CEO, or should otherwise require to be independent, unless other concerns requiring CASE- BY-CASE consideration are raised (e.g., former CEOs proposed as board chairmen in markets, such as the United Kingdom, for which best practice recommends against such practice).

Vote AGAINST shareholder proposals requiring that the positions of chairman and CEO be held separately, unless significant corporate governance concerns have been cited. Consider such circumstances on a CASE-BY-CASE basis.

Cumulative/Net Voting Markets (e.g., Russia)

When cumulative or net voting applies, generally follow the Proxy Advisory Firm's approach to vote FOR nominees, such as when asserted by the issuer to be independent, irrespective of key committee membership, even if independence disclosure or criteria fall short of the Proxy Advisory Firm's standards.

Board Accountability

Diversity (excluding Japan)

Consider directors on a CASE-BY-CASE basis according to the Vote Accountability Guideline if there is an absence of diversity on the board or the company fails to disclose an adequate diversity policy or practice.

Consider shareholder proposals on a CASE-BY-CASE basis that request the company to improve / promote diversity and/or diversity-related disclosure.

Return on Equity

Vote FOR the top executive at companies in Japan if the only reason the Proxy Advisory Firm's Withhold recommendation is due to the company underperforming in terms of capital efficiency or company performance; e.g. net losses or low return on equity (ROE).

Compensation Practices

Support may be withheld from compensation committee appear to support compensation practices aligned with shareholders.

members whose actions or disclosure do not the best interests of the company and its

Where applicable, votes on compensation committee members in connection with compensation practices should be considered on a CASE-BY-CASE basis:

∙Say on Pay responsiveness. Compensation committee members may be opposed for failure to sufficiently address compensation concerns prompting significant opposition to the most recent say on pay vote or continuing to maintain problematic pay practices will be considered on a CASE-BY-CASE

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basis, factoring in considerations such as level of shareholder opposition, subsequent actions taken by the compensation committee, and level of responsiveness disclosure.

∙Say on Pay frequency. WITHHOLD support according to the Vote Accountability Guideline if the Proxy Advisory Firm opposes directors because the company has failed to include a Say on Pay proposal and/or a Frequency of Say on Pay proposal when required under SEC or market regulatory provisions; or implemented a say on pay schedule that is less frequent than the frequency most recently preferred by at least a plurality of shareholders; or is an externally-managed issuer (EMI) or externally-managed REIT (EMR) and has failed to include a Say on Pay proposal or adequate disclosure of the compensation structure.

∙Commitments. Vote FOR compensation committee members receiving an adverse recommendation by the Proxy Advisory Firm due to problematic pay practices or thresholds (e.g. burn rate) if the company makes a public commitment (e.g., via a Form 8-K filing) to rectify the practice on a going- forward basis. However, consider on a CASE-BY-CASE basis if the company does not rectify the practice by the following year's annual general meeting.

For all other markets in which the issuer has not followed market practice by submitting a resolution on executive compensation, consider remuneration committee members on a CASE-BY-CASE basis.

Accounting Practices

Consider audit committee members and the company's CEO and CFO, if nominated as directors, on a CASE-BY-CASE basis if poor accounting practice concerns are raised, factoring in considerations such as if the:

∙Audit committee failed to remediate known on-going material weaknesses in the company's internal controls for more than a year.

∙Company has not yet had a full year to remediate the concerns since the time they were identified.

∙Company has taken adequate steps to remediate the concerns cited, which would typically include removing or replacing the responsible executives, and if the concerns are not re-occurring.

Vote FOR audit committee members, or the company's CEO or CFO if nominated as directors, who did not serve on the committee or did not have responsibility over the relevant financial function, during the majority of the time period relevant to the concerns cited.

WITHHOLD support on audit committee members according to the Vote Accountability Guideline if the company has failed to disclose auditors' fees and has not provided an auditor ratification or remuneration proposal for shareholder vote.

Problematic Actions

Consider directors on a CASE-BY-CASE basis when the Proxy Advisory Firm cites them for problematic actions including a lack of due diligence in relation to a major transaction (e.g. a merger or an acquisition), material failures, lack of risk oversight, scandals, malfeasance, or negligent internal controls at the company or that of an affiliate, factoring in the merits of the director's performance, rationale, and disclosure when:

∙Culpability can be attributed to the director (e.g., director manages or is responsible for the relevant function); or

∙The director has been directly implicated, resulting in arrest, criminal charge, or regulatory sanction.

Vote FOR directors when the above factors are not present.

Vote FOR a director if the Proxy Advisory Firm cites concerns regarding actions in connection with a director's service on an unaffiliated board and the company has provided adequate rationale regarding the appropriateness of the director to serve on the board under consideration.

Consider on a CASE-BY-CASE basis when the Proxy Advisory Firm recommends withholding support from any director due to share pledging concerns, factoring in the pledged amount, unwind time, and any historical concerns being raised. Responsibility will be assigned to the pledgor, where the pledged amount and unwind time are deemed significant and, therefore, an unnecessary risk to the company.

WITHHOLD support from (a) all members of the governance committee, or nominating committee if a formal governance committee has not been established, and (b) directors holding shares with superior voting rights if the company is controlled by means of a dual class share with superior / exclusive voting

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rights and does not have a reasonable sunset provision; i.e., fewer than five years.

Consider on a CASE-BY-CASE basis all directors if no governance or nominating committee directors are under consideration or if the company does not have governance or nominating committees. Investment Professionals that have day-to-day portfolio management responsibility for such companies may be requested to submit a recommendation to the Proxy Coordinator.

WITHHOLD support from directors according to the Vote Accountability Guideline when the Proxy Advisory Firm recommends withholding support due to the board (a) unilaterally adopting by-law amendments that have a negative impact on existing shareholder rights or functions as a diminution of shareholder rights, and which are not specifically addressed under the Guidelines, or (b) failing to remove or subject to a reasonable sunset provision such by-laws.

Anti-Takeover Measures

WITHHOLD support according to the Vote Accountability Guideline if the company implements excessive anti-takeover measures.

WITHHOLD support according to the Vote Accountability Guideline if the company fails to remove restrictive poison pill features, ensure a pill's expiration, or submit the poison pill in a timely manner to shareholders for vote, unless a company has implemented a policy that should reasonably prevent abusive use of its poison pill.

Board Responsiveness

Vote FOR if the majority-supported shareholder proposal has been reasonably addressed or the Funds' Guidelines or voting record did not support the relevant proposal or issue.

oProposals seeking shareholder ratification of a poison pill may be deemed reasonably addressed if the company has implemented a policy that should reasonably prevent abusive use of the pill.

WITHHOLD support according to the Vote Accountability Guideline if the majority-supported shareholder proposal at issue is supported under these Guidelines and the board has not disclosed a credible rationale for not implementing the proposal.

If the board has not acted upon a director who did not receive shareholder support representing a majority of the votes cast at the previous annual meeting, consider directors on a CASE-BY-CASE basis.

Vote FOR when:

∙The issue relevant to the majority negative vote has been adequately addressed or cured, which may include disclosure of the board's rationale; or

∙The Funds' Guidelines or voting record do not support the relevant proposal or issue causing the majority negative vote.

WITHHOLD support according to the Vote Accountability Guideline if the above provisions have not been satisfied.

Board–Related Proposals

Classified/Declassified Board Structure

Vote AGAINST proposals to classify the board unless the proposal represents an increased frequency of a director's election in the staggered cycle (e.g., seeking to move from a three-year cycle to a two-year cycle).

Vote FOR proposals to repeal classified boards and to elect all directors annually.

Board Structure

Vote FOR management proposals to adopt or amend board structures or policies, except consider such proposals on a CASE-BY-CASE basis if the board does not meet the country or market listing exchange independence requirements, corporate governance concerns have been identified, or the proposal may result in a material reduction in shareholders' rights.

For companies in Japan, generally follow the Proxy Advisory Firm's approach to proposals seeking a board structure that would provide greater independence oversight of management and the board.

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Board Size

Vote FOR proposals seeking a board range if the range is reasonable in the context of market practice and anti-takeover considerations; however, vote AGAINST if seeking to remove shareholder approval rights or the board fails to meet market independence requirements.

Director and Officer Indemnification and Liability Protection

Consider on a CASE-BY-CASE basis proposals on director and officer indemnification and liability protection, using Delaware law as the standard.

Vote AGAINST proposals to limit or eliminate entirely directors' and officers' liability in connection with monetary damages for violating the duty of care.

Vote AGAINST indemnification proposals that would expand coverage beyond legal expenses to acts that are more serious violations of fiduciary obligation, such as negligence.

Director and Officer Indemnification and Liability Protection

Vote in accordance with the Proxy Advisory Firm's standards (e.g. overly broad provisions).

Discharge of Management/Supervisory Board Members

Vote FOR management proposals seeking the discharge of management and supervisory board members (including when the proposal is bundled), unless concerns are raised about the past actions of the company's auditors or directors, or legal or regulatory action is being taken against the board by other shareholders.

Vote FOR such proposals in connection with remuneration practices otherwise supported under these Guidelines or as a means of expressing disapproval of broader practices of the company or its board.

Establish Board Committee

Vote FOR shareholder proposals that seek creation of a key committee of the board, unless the company claims an exemption of the listing exchange or the committee is not required under the listing exchange.

Vote AGAINST shareholder proposals requesting creation of additional board committees or offices, except as otherwise provided for herein.

Filling Board Vacancies / Removal of Directors

Vote AGAINST proposals that allow directors to be removed only for cause.

Vote FOR proposals to restore shareholder ability to remove directors with or without cause.

Vote AGAINST proposals that allow only continuing directors to elect replacements to fill board vacancies. Vote FOR proposals that permit shareholders to elect directors to fill board vacancies.

Stock Ownership Requirements

Vote AGAINST such shareholder proposals.

Term Limits / Retirement Age

Vote FOR management proposals and AGAINST shareholder proposals limiting the tenure of outside directors or imposing a mandatory retirement age for outside directors, unless the proposal seeks to relax existing standards.

2- Compensation

Frequency of Advisory Votes on Executive Compensation

Vote FOR proposals seeking an annual say on pay, and AGAINST those seeking less frequent.

Proposals to Provide an Advisory Vote on Executive Compensation (Canada)

Vote FOR if it is an ANNUAL vote, unless the company already provides shareholders with an annual vote.

Executive Pay Evaluation

Advisory Votes on Executive Compensation (Say on Pay) and Remuneration Reports or Committee Members in Absence of Such Proposals

Vote FOR management proposals seeking ratification of the company's executive compensation structure,

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unless the program includes practices or features not supported under these Guidelines and the proposal receives a negative recommendation from the Proxy Advisory Firm.

Listed below are examples of compensation practices and provisions, and respective consideration and treatment under the Guidelines, factoring in whether the company has provided reasonable rationale/disclosure for such factors or the proposal as a whole.

Consider on a CASE-BY-CASE basis:

∙Short-Term Investment Plans where the board has exercised discretion to exclude extraordinary items.

∙Retesting in connection with achievement of performance hurdles.

∙Long-Term Incentive Plans where executives already hold significant equity positions.

∙Long-Term Incentive Plans where the vesting or performance period is too short or stringency of the performance criteria is called into question.

∙Pay Practices (or combination of practices) that appear to have created a misalignment between CEO pay and performance with regard to shareholder value.

∙Long-Term Incentive Plans that lack an appropriate equity component (e.g., "cash-based only").

∙Excessive levels of discretionary bonuses, recruitment awards, retention awards, non-compete payments, severance/termination payments, perquisites (unreasonable levels in context of total compensation or purpose of the incentive awards or payouts).

Vote AGAINST:

∙Provisions that permit or give the Board sole discretion for repricing, replacement, buy back, exchange, or any other form of alternative options. (Note: cancellation of options would not be considered an exchange unless the cancelled options were re-granted or expressly returned to the plan reserve for reissuance.)

∙Single Trigger Severance Provisions in new or materially amended plans, contracts, or payments that do not require an actual change in control in order to be triggered.

∙Plans that allow named executive officers to have material input into setting their pay.

∙Short-Term Incentive Plans where treatment of payout factors has been inconsistent (e.g., exclusion of losses but not gains).

∙Company plans in international markets that provide for contract or notice periods or severance/termination payments that exceed market practices, e.g., relative to multiple of annual compensation.

∙Compensation structures at externally-managed issuers (EMI) or externally-managed REITs (EMR) that lack adequate disclosure, based on the Proxy Advisory Firm's assessment.

Vote ABSTAIN:

∙Legacy single trigger severance provisions in plans, contracts, or payments that do not require an actual change in control in order to be triggered, unless such provisions were previously opposed by a Fund.

Golden Parachutes

Vote to ABSTAIN on golden parachutes if it is determined that the Funds would not have an economic interest, such as the case in an all-cash transaction, regardless of payout terms, amounts, thresholds, etc.

However, if an economic interest exists, vote AGAINST due to single or modified-single trigger severance provisions; otherwise consider on a CASE-BY-CASE basis taking into account if any of the following factors exist:

∙Total NEO payout as a percentage of the total equity value.

∙Aggregate of all single-triggered components (cash and equity) as a percentage of the total NEO payout.

∙Excessive payout.

∙Recent material amendments or new agreements that incorporate problematic features.

∙CEO/NEO remains employed by merged/acquired company.

Equity-Based and Other Incentive Plans Including OBRA

Equity Compensation

Consider on a CASE-BY-CASE basis compensation and employee benefit plans, including those in

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connection with OBRA, or the issuance of shares in connection with such plans. Vote the plan or issuance based on factors and related vote treatment under the Executive Pay Evaluation section above or based on circumstances specific to such equity plans as follows:

Vote FOR the plan, if:

∙Board independence is the only concern.

∙Amendment places a cap on annual grants.

∙Amendment adopts or changes administrative features to comply with Section 162(m) of OBRA.

∙Amendment adds performance-based goals to comply with Section 162(m) of OBRA.

∙Cash or cash-and-stock bonus components are being approved for exemption from taxes under Section 162(m) of OBRA.

o Give primary consideration to management's assessment that such plan meets the requirements for exemption of performance-based compensation.

Vote AGAINST if the plan:

∙Exceeds recommended costs (U.S. or Canada).

∙Incorporates share allocation disclosure methods that prevent a cost or dilution assessment.

∙Exceeds recommended burn rates and/or dilution limits, including cases in which dilution cannot be fully assessed (e.g., due to inadequate disclosure).

∙Allows deep or near-term discounts (or the equivalent, such as dividend equivalents on unexercised options) to executives or directors.

∙Provides for retirement benefits or equity incentive awards to outside directors if not in line with market practice.

∙Allows financial assistance to executives, directors, subsidiaries, affiliates, or related parties that is not in line with market practice.

∙Allows plan administrators to benefit from the plan as potential recipients.

∙Allows for an overly liberal change in control definition. (This refers to plans that would reward recipients even if the event does not result in an actual change in control or results in a change in control but does not terminate the employment relationship.)

∙Allows for post-employment vesting or exercise of options if deemed inappropriate.

∙Allows plan administrators to make material amendments without shareholder approval.

∙Allows procedure amendments that do not preserve shareholder approval rights.

Amendment Procedures for Equity Compensation Plans and Employee Stock Purchase Plans (ESPPs) (Toronto Stock Exchange Issuers)

Vote AGAINST if the amendment procedures do not preserve shareholder approval rights.

Stock Option Plans for Independent Internal Statutory Auditors (Japan)

Vote AGAINST.

Matching Share Plans

Vote AGAINST if the matching share plan does not meet recommended standards, considering holding period, discounts, dilution, participation, purchase price, or performance criteria.

Employee Stock Purchase Plans or Capital Issuance in Support Thereof

Voting decisions are generally based on the Proxy Advisory Firm's approach to evaluating such proposals.

Director Compensation

Non-Executive Director Compensation

Vote FOR cash-based proposals.

Consider on a CASE-BY-CASE basis equity-based proposals and patterns of excessive pay.

Bonus Payments (Japan)

Vote FOR if all payments are for directors or auditors who have served as executives of the company, and AGAINST if any payments are for outsiders.

Bonus Payments – Scandals

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Vote AGAINST bonus proposals for a retiring director or continuing director or auditor when culpability can be attributed to the nominee.

Consider on a CASE-BY-CASE basis bundled bonus proposals for retiring directors or continuing directors or auditors when culpability cannot be attributed to all nominees.

Severance Agreements

Vesting of Equity Awards upon Change in Control

Vote FOR management proposals seeking a specific treatment (e.g., double trigger or pro-rata) of equity that vests upon change in control, unless evidence exists of abuse in historical compensation practices.

Vote AGAINST shareholder proposals regarding the treatment of equity if:

∙The change in control cash severance provisions are double-triggered; and

∙The company has provided a reasonable rationale regarding the treatment of equity.

Executive Severance or Termination Arrangements, including those Related to Executive Recruitment or Retention

Vote FOR such compensation arrangements if:

∙The primary concerns raised would not result in a negative vote, under these Guidelines, on a management say on pay proposal, or the relevant board or committee member(s);

∙The company has provided adequate rationale and/or disclosure; or

∙Support is recommended as a condition to a major transaction such as a merger.

Treatment of Cash Severance Provisions

Vote AGAINST new or materially amended plans, contracts, or payments that include single trigger change in control cash severance provisions or do not require an actual change in control in order to be triggered.

Vote FOR shareholder proposals seeking double triggers on change in control cash severance provisions.

Compensation-Related Shareholder Proposals

Executive and Director Compensation

Vote AGAINST shareholder proposals that seek to impose new compensation structures or policies; however, consider on a CASE-BY-CASE basis if evidence exists of abuse in historical compensation practices.

Holding Periods

Vote AGAINST shareholder proposals requiring mandatory periods for officers and directors to hold company stock.

Submit Severance and Termination Payments for Shareholder Ratification

Vote FOR shareholder proposals to submit executive severance agreements for shareholder ratification, if such proposals specify change in control events, supplemental executive retirement plans, or deferred executive compensation plans, or if ratification is required by the listing exchange.

3- Audit-Related

Auditor Ratification and/or Remuneration

Vote FOR management proposals except in such cases as indicated below.

Consider on a CASE-BY-CASE basis if:

∙The Proxy Advisory Firm raises questions of disclosure or auditor independence; or

∙Total fees for non-audit services exceed 50 percent of the total auditor fees (including audit-related fees, and tax compliance and preparation fees if applicable).

∙There is evidence of excessive compensation relative to the size and nature of the company.

Vote AGAINST if the company has failed to disclose auditors' fees.

Vote FOR shareholder proposals asking the company to present its auditor annually for ratification.

Auditor Independence

Consider on a CASE-BY-CASE basis shareholder proposals asking companies to prohibit their auditors

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from engaging in non-audit services (or capping the level of non-audit services).

Audit Firm Rotation

Vote AGAINST shareholder proposals asking for mandatory audit firm rotation.

Indemnification of Auditors

Vote AGAINST the indemnification of auditors.

Independent Statutory Auditors (Japan)

Vote AGAINST if the candidate is or was affiliated with the company, its main bank, or one of its top shareholders.

Vote AGAINST incumbent directors at companies implicated in scandals or exhibiting poor internal controls.

Vote FOR remuneration as long as the amount is not excessive (e.g., significant increases should be supported by adequate rationale and disclosure), there is no evidence of abuse, the recipient's overall compensation appears reasonable, and the board and/or responsible committee meet exchange or market standards for independence.

4- Shareholder Rights and Defenses

Advance Notice for Shareholder Proposals

Vote FOR management proposals related to advance notice period requirements, provided that the period requested is in accordance with applicable law and no material governance concerns have been identified in connection with the company.

Corporate Documents / Article and Bylaw Amendments or Related Director Actions Vote FOR if the change or policy is editorial in nature or if shareholder rights are protected.

Vote AGAINST if it seeks to impose a negative impact on shareholder rights or diminishes accountability to shareholders, including where the company failed to opt out of a law that affects shareholder rights (e.g., staggered board).

With respect to article amendments for Japanese companies:

∙Vote FOR management proposals to amend a company's articles to expand its business lines in line with its current industry.

∙Vote FOR management proposals to amend a company's articles to provide for an expansion or reduction in the size of the board, unless the expansion/reduction is clearly disproportionate to the growth/decrease in the scale of the business or raises anti-takeover concerns.

∙If anti-takeover concerns exist, vote AGAINST management proposals, including bundled proposals, to amend a company's articles to authorize the Board to vary the annual meeting record date or to otherwise align them with provisions of a takeover defense.

∙Follow the Proxy Advisory Firm's guidelines with respect to management proposals regarding amendments to authorize share repurchases at the board's discretion, voting AGAINST proposals unless there is little to no likelihood of a creeping takeover or constraints on liquidity (free float of shares is low), and where the company is trading at below book value or is facing a real likelihood of substantial share sales; or where this amendment is bundled with other amendments which are clearly in shareholders' interest.

Majority Voting Standard

Vote FOR proposals seeking election of directors by the affirmative vote of the majority of votes cast in connection with a meeting of shareholders, provided they contain a plurality carve-out for contested elections, and provided such standard does not conflict with applicable law in the country in which the company is incorporated.

Vote FOR amendments to corporate documents or other actions promoting a majority standard.

Cumulative Voting

Vote FOR shareholder proposals to restore or permit cumulative voting.

Vote AGAINST management proposals to eliminate cumulative voting if the company:

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∙Is controlled;

∙Maintains a classified board of directors; or

∙Maintains a dual class voting structure.

Proposals may be supported irrespective of classified board status if a company plans to declassify its board or adopt a majority voting standard.

Confidential Voting

Vote FOR management proposals to adopt confidential voting.

Vote FOR shareholder proposals that request companies to adopt confidential voting, use independent tabulators, and use independent inspectors of election as long as the proposals include clauses for proxy contests as follows:

∙In the case of a contested election, management should be permitted to request that the dissident group honors its confidential voting policy.

∙If the dissidents agree, the policy remains in place.

∙If the dissidents do not agree, the confidential voting policy is waived.

Fair Price Provisions

Consider proposals to adopt fair price provisions on a CASE-BY-CASE basis.

Vote AGAINST fair price provisions with shareholder vote requirements greater than a majority of disinterested shares.

Poison Pills

Vote AGAINST management proposals in connection with poison pills or anti-takeover activities (e.g., disclosure requirements or issuances, transfers, or repurchases) that can be reasonably construed as an anti-takeover measure, based on the Proxy Advisory Firm's approach to evaluating such proposals.

DO NOT VOTE AGAINST director remuneration in connection with poison pill considerations.

Vote FOR shareholder proposals that ask a company to submit its poison pill for shareholder ratification, or to redeem its pill in lieu thereof, unless:

∙Shareholders have approved adoption of the plan;

∙A policy has already been implemented by the company that should reasonably prevent abusive use of the pill; or

∙The board had determined that it was in the best interest of shareholders to adopt a pill without delay, provided that such plan would be put to shareholder vote within twelve months of adoption or expire, and if not approved by a majority of the votes cast, would immediately terminate.

Consider on a CASE-BY-CASE basis shareholder proposals to redeem a company's poison pill.

Proxy Access

Vote FOR proposals to allow shareholders to nominate directors and have those nominees listed in the company's proxy statement and on the company's proxy card, provided that the criteria meet the Funds' internal thresholds, provided such standard does not conflict with applicable law in the country in which the company is incorporated. However, consider on a CASE-BY-CASE basis shareholder and management proposals that appear on the same agenda.

Vote FOR management proposals also supported by the Proxy Advisory Firm.

Quorum Requirements

Consider on a CASE-BY-CASE basis proposals to lower quorum requirements for shareholder meetings below a majority of the shares outstanding.

Exclusive Forum

Vote FOR management proposals to designate Delaware or New York as the exclusive forum for certain legal actions as defined by the company ("Exclusive Forum") if the company's state of incorporation is the same as its proposed Exclusive Forum, otherwise consider on a CASE-BY-CASE basis.

Reincorporation Proposals

Consider proposals to change a company's state of incorporation on a CASE-BY-CASE basis.

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Vote FOR management proposals not assessed as:

∙A potential takeover defense; or

∙A significant reduction of minority shareholder rights that outweigh the aggregate positive impact, but if so assessed, weighing management's rationale for the change.

Vote FOR management reincorporation proposals upon which another key proposal, such as a merger transaction, is contingent if the other key proposal is also supported.

Vote AGAINST shareholder reincorporation proposals not also supported by the company.

Shareholder Advisory Committees

Consider on a CASE-BY-CASE basis proposals to establish a shareholder advisory committee.

Right to Call Special Meetings

Consider management proposals to permit shareholders to call special meetings on a CASE-BY-CASE basis.

Vote FOR shareholder proposals that provide shareholders with the ability to call special meetings when any of the following applies:

∙Company does not currently permit shareholders to do so;

∙Existing ownership threshold is greater than 25 percent; or

∙Sole concern relates to a net-long position requirement.

Written Consent

Vote AGAINST shareholder proposals seeking the right to act by written consent if the company:

∙Permits shareholders to call special meetings;

∙Does not impose supermajority vote requirements on business combinations/actions (e.g., a merger or acquisition) and on bylaw or charter amendments; and

∙Has otherwise demonstrated its accountability to shareholders (e.g., the company has reasonably addressed majority-supported shareholder proposals).

Consider management proposals to eliminate the right to act by written consent on a CASE-BY-CASE basis, voting FOR if the above conditions are present.

Vote FOR shareholder proposals seeking the right to act by written consent if the above conditions are not present.

State Takeover Statutes

Consider on a CASE-BY-CASE basis proposals to opt-in or out of state takeover statutes (including control share acquisition statutes, control share cash-out statutes, freeze-out provisions, fair price provisions, stakeholder laws, poison pill endorsements, severance pay and labor contract provisions, anti-greenmail provisions, and disgorgement provisions).

Supermajority Shareholder Vote Requirement

Vote AGAINST proposals to require a supermajority shareholder vote and FOR proposals to lower supermajority shareholder vote requirements; except,

Consider on a CASE-BY-CASE basis if the company has shareholder(s) with significant ownership levels and the retention of existing supermajority requirements would protect minority shareholder interests.

Time-Phased Voting

Vote AGAINST proposals to implement, and FOR proposals to eliminate, time-phased or other forms of voting that do not promote a one share, one vote standard.

5- Capital and Restructuring

Consider management proposals to make changes to the capital structure not otherwise addressed under these Guidelines on a CASE-BY-CASE basis, voting with the Proxy Advisory Firm's recommendation, unless a contrary recommendation from the relevant Investment Professional(s) is utilized.

Vote AGAINST proposals authorizing excessive discretion to a board.

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Capital

Common Stock Authorization

Consider proposals to increase the number of shares of common stock authorized for issuance on a CASE- BY-CASE basis. The Proxy Advisory Firm's proprietary approach of determining appropriate thresholds will be utilized in evaluating such proposals. In cases where the requests are above the allowable threshold, a company-specific qualitative review (e.g., considering rationale and prudent historical usage) will be utilized.

Vote FOR proposals within the Proxy Advisory Firm's allowable thresholds, or those in excess but meeting Proxy Advisory Firm's qualitative standards, to authorize capital increases, unless the company states that the stock may be used as a takeover defense.

Vote FOR proposals to authorize capital increases exceeding the Proxy Advisory Firm's thresholds when a company's shares are in danger of being delisted.

Notwithstanding the above, vote AGAINST:

∙Proposals to increase the number of authorized shares of a class of stock if the issuance which the increase is intended to service is not supported under these Guidelines (e.g., merger or acquisition proposals).

Dual Class Capital Structures

Vote AGAINST:

∙Proposals to create or perpetuate dual class capital structures with unequal voting rights (e.g., exchange offers, conversions, and recapitalizations) unless supported by the Proxy Advisory Firm (e.g., utilize a one share, one vote standard, contains a sunset provision of five years or fewer, to avert bankruptcy or generate non-dilutive financing, or not designed to increase the voting power of an insider or significant shareholder).

∙Proposals to increase the number of authorized shares of the class of stock that has superior voting rights in companies that have dual class capital structures.

Vote FOR proposals to eliminate dual class capital structures.

General Share Issuances / Increases in Authorized Capital

Consider specific issuance requests on a CASE-BY-CASE basis based on the proposed use and the company's rationale.

Voting decisions to determine support for requests for general issuances (with or without preemptive rights), authorized capital increases, convertible bonds issuances, warrants issuances, or related requests to repurchase and reissue shares, will be based on the Proxy Advisory Firm's assessment.

Preemptive Rights

Consider on a CASE-BY-CASE basis shareholder proposals that seek preemptive rights or management proposals that seek to eliminate them. In evaluating proposals on preemptive rights, consider the size of a company and the characteristics of its shareholder base.

Adjustments to Par Value of Common Stock

Vote FOR management proposals to reduce the par value of common stock, unless doing so raises other concerns not otherwise supported under these Guidelines.

Preferred Stock

Utilize the Proxy Advisory Firm's approach for evaluating issuances or authorizations of preferred stock, taking into account the Proxy Advisory Firm's support of special circumstances, such as mergers or acquisitions, as well as the following criteria:

Consider on a CASE-BY-CASE basis proposals to increase the number of shares of blank check preferred shares or preferred stock authorized for issuance. This approach incorporates both qualitative and quantitative measures, including a review of:

∙Past performance (e.g., board governance, shareholder returns, and historical share usage); and

∙The current request (e.g., rationale, whether shares are blank check and declawed, and dilutive impact as determined through the Proxy Advisory Firm's model for assessing appropriate thresholds).

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Vote AGAINST proposals authorizing the issuance of preferred stock or creation of new classes of preferred stock with unspecified voting, conversion, dividend distribution, and other rights ("blank check" preferred stock).

Vote FOR proposals to issue or create blank check preferred stock in cases when the company expressly states that the stock will not be used as a takeover defense or not utilize a disparate voting rights structure.

Vote AGAINST where the company expressly states that, or fails to disclose whether, the stock may be used as a takeover defense.

Vote FOR proposals to authorize or issue preferred stock in cases where the company specifies the voting, dividend, conversion, and other rights of such stock and the terms of the preferred stock appear reasonable.

Preferred Stock (International)

Voting decisions should generally be based on the Proxy Advisory Firm's approach, including:

∙Vote FOR the creation of a new class of preferred stock or issuances of preferred stock up to 50 percent of issued capital unless the terms of the preferred stock would adversely affect the rights of existing shareholders.

∙Vote FOR the creation/issuance of convertible preferred stock as long as the maximum number of common shares that could be issued upon conversion meets the Proxy Advisory Firm's guidelines on equity issuance requests.

∙Vote AGAINST the creation of:

(1)A new class of preference shares that would carry superior voting rights to the common shares, or

(2)Blank check preferred stock, unless the board states that the authorization will not be used to thwart a takeover bid.

Shareholder Proposals Regarding Blank Check Preferred Stock

Vote FOR shareholder proposals requesting to have shareholder ratification of blank check preferred stock placements, other than those shares issued for the purpose of raising capital or making acquisitions in the normal course of business.

Share Repurchase Programs

Vote FOR management proposals to institute open-market share repurchase plans in which all shareholders may participate on equal terms, but vote AGAINST plans with terms favoring selected parties.

Vote FOR management proposals to cancel repurchased shares.

Vote AGAINST proposals for share repurchase methods lacking adequate risk mitigation or exceeding appropriate volume or duration parameters for the market.

Consider shareholder proposals seeking share repurchase programs on a CASE-BY-CASE basis, giving primary consideration to input from the relevant Investment Professional(s).

Stock Distributions: Splits and Dividends

Vote FOR management proposals to increase common share authorization for a stock split, provided that the increase in authorized shares falls within the Proxy Advisory Firm's allowable thresholds.

Reverse Stock Splits

Consider on a CASE-BY-CASE basis management proposals to implement a reverse stock split, taking into account management's rationale and/or disclosure if the split constitutes a capital increase effectively exceeding the Proxy Advisory Firm's allowable threshold due to the lack of a proportionate reduction in the number of shares authorized.

Allocation of Income and Dividends

With respect to Japanese and South Korean companies, consider management proposals concerning allocation of income and the distribution of dividends, including adjustments to reserves to make capital available for such purposes, on a CASE-BY-CASE basis, voting with the Proxy Advisory Firm's recommendations to oppose such proposals when:

∙The dividend payout ratio has been consistently below 30 percent without adequate explanation; or

∙The payout is excessive given the company's financial position.

Vote FOR such management proposals by companies in other markets.

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Vote AGAINST proposals where companies are seeking to establish or maintain disparate dividend distributions between stockholders of the same share class (e.g., long-term stockholders receiving a higher dividend ratio ("Loyalty Dividends")).

In any market, in the event multiple proposals regarding dividends are on the same agenda, consider on a CASE-BY-CASE basis.

Stock (Scrip) Dividend Alternatives

Vote FOR most stock (scrip) dividend proposals, but vote AGAINST proposals that do not allow for a cash option unless management demonstrates that the cash option is harmful to shareholder value.

Tracking Stock

Consider the creation of tracking stock on a CASE-BY-CASE basis, giving primary consideration to the input from the relevant Investment Professional(s).

Capitalization of Reserves

Vote FOR proposals to capitalize the company's reserves for bonus issues of shares or to increase the par value of shares, unless concerns not otherwise supported under these Guidelines are raised by the Proxy Advisory Firm.

Debt Instruments and Issuance Requests (International)

Vote AGAINST proposals authorizing excessive discretion to a board to issue or set terms for debt instruments (e.g., commercial paper).

Vote FOR debt issuances for companies when the gearing level (current debt-to-equity ratio) is not excessive as defined by the Proxy Advisory Firm's thresholds.

Vote AGAINST proposals where the issuance of debt will result in an excessive gearing level as defined by the Proxy Advisory Firm's thresholds, or for which inadequate disclosure precludes calculation of the gearing level, unless the Proxy Advisory Firm's approach to evaluating such requests results in support of the proposal.

Acceptance of Deposits (India)

Voting decisions generally are based on the Proxy Advisory Firm's approach to evaluating such proposals.

Debt Restructurings

Consider on a CASE-BY-CASE basis proposals to increase common and/or preferred shares and to issue shares as part of a debt restructuring plan.

Financing Plans

Vote FOR the adoption of financing plans if they are in the best economic interests of shareholders.

Investment of Company Reserves (International)

Consider proposals on a CASE-BY-CASE basis.

Restructuring

Mergers and Acquisitions, Special Purpose Acquisition Corporations (SPACs) and Corporate

Restructurings

Vote FOR a proposal not typically supported under these Guidelines if a key proposal, such as a merger transaction, is contingent upon its support and a vote FOR is recommended by the Proxy Advisory Firm or relevant Investment Professional(s).

Votes will be reviewed on a CASE-BY-CASE basis with voting decisions based on the Proxy Advisory Firm's approach to evaluating such proposals if no input is provided by the relevant Investment Professional(s).

Waiver on Tender-Bid Requirement

Consider proposals on a CASE-BY-CASE basis if seeking a waiver for a major shareholder or concert party from the requirement to make a buyout offer to minority shareholders, voting FOR when little concern of a creeping takeover exists and the company has provided a reasonable rationale for the request.

Related Party Transactions

Page | 25

Revision Date: May 14, 2020

Proxy Voting Procedures and Guidelines for the Voya Funds and Advisor

Vote FOR approval of such transactions, unless the agreement requests a strategic move outside the company's charter, contains unfavorable or high-risk terms (e.g., deposits without security interest or guaranty), or is deemed likely to have a negative impact on director or related party independence.

6- Environmental, Social, and Governance Issues

Environmental and Social Proposals

Boards of directors and company management are responsible for guiding the corporation in connection with matters that are most often the subject of shareholder proposals on environmental and social issues. Such matters may include:

∙Ensuring that the companies they oversee comply with applicable legal, regulatory, and ethical standards;

∙Managing risk effectively; and

∙Assessing and addressing matters that may have a financial impact on shareholder value.

Vote AGAINST shareholder proposals seeking to:

∙Dictate corporate conduct;

∙Impose excessive costs or restrictions; or

∙Duplicate policies already substantially in place.

Shareholder proposals will be considered CASE-BY-CASE if it appears that the

∙Information requested would be helpful to shareholders, and is not duplicative to existing disclosed policies or practices;

∙Company has been subject to significant controversies, litigation, fines, or has suffered punitive damages, penalties, or reputational risk in connection with the relevant issue; or

∙Issue is material to the company.

Vote FOR shareholder proposals if it appears that:

∙Stewardship has fallen short or disclosure practices / policy development lags that of its peers.

Approval of Donations

Vote FOR proposals if they are for single- or multi-year authorities and prior disclosure of amounts is provided. Otherwise, vote AGAINST such proposals.

7- Routine/Miscellaneous

Routine Management Proposals

Consider proposals on a CASE-BY-CASE basis when the Proxy Advisory Firm recommends voting

AGAINST.

Authority to Call Shareholder Meetings on Less than 21 Days' Notice

For companies in the United Kingdom, consider on a CASE-BY-CASE basis, factoring in whether the company has provided clear disclosure of its compliance with any hurdle conditions for the authority imposed by applicable law and has historically limited its use of such authority to time-sensitive matters.

Approval of Financial Statements and Director and Auditor Reports

Vote AGAINST if there are concerns regarding inadequate disclosure, remuneration arrangements (including severance/termination payments exceeding local standards for multiples of annual compensation), or consulting agreements with non-executive directors.

Consider on a CASE-BY-CASE basis if there are other concerns regarding severance/termination payments.

Vote AGAINST if there is concern about the company's financial accounts and reporting, including related party transactions.

Vote AGAINST board-issued reports receiving a negative recommendation from the Proxy Advisory Firm due to concerns regarding independence of the board or the presence of non-independent directors on the audit committee.

Page | 26

Revision Date: May 14, 2020

Proxy Voting Procedures and Guidelines for the Voya Funds and Advisor

Vote FOR if the only reason for a negative recommendation by the Proxy Advisory Firm is to express disapproval of broader practices of the company or its board.

Other Business

Vote AGAINST proposals for Other Business.

Adjournment

∙Vote FOR when presented with a primary proposal such as a merger or corporate restructuring that is also supported.

∙Consider other circumstances on a CASE-BY-CASE basis.

Changing Corporate Name

Vote FOR management proposals requesting a change in corporate name.

Multiple Proposals

Multiple proposals of a similar nature presented as options to the course of action favored by management may all be voted FOR, provided that:

∙Support for a single proposal is not operationally required;

∙No one proposal is deemed superior in the interest of the Fund(s); and

∙Each proposal would otherwise be supported under these Guidelines.

Vote AGAINST any proposals that would otherwise be opposed under these Guidelines.

Bundled Proposals

Vote FOR if all of the bundled items are supported by these Guidelines.

Consider on a CASE-BY-CASE basis if one or more items are not supported by these Guidelines and/or the Proxy Advisory Firm deems the negative impact, on balance, to outweigh any positive impact.

Moot Proposals

This instruction is in regard to items for which support has become moot (e.g., a director for whom support has become moot since the time the individual was nominated (e.g., due to death, disqualification, or determination not to accept appointment)); WITHHOLD support if recommended by the Proxy Advisory Firm.

8- Mutual Fund Proxies

Approving New Classes or Series of Shares

Vote FOR the establishment of new classes or series of shares.

Hire and Terminate Sub-Advisors

Vote FOR management proposals that authorize the board to hire and terminate sub-advisors.

Master-Feeder Structure

Vote FOR the establishment of a master-feeder structure.

Establish Director Ownership Requirement

Vote AGAINST shareholder proposals for the establishment of a director ownership requirement. All other matters should be examined on a CASE-BY-CASE basis.

Page | 27

Revision Date: May 14, 2020

Proxy Voting Procedures and Guidelines for the Voya Funds and Advisor

Exhibit 1 – Voting Members of the Proxy Group

Name	Title or Affiliation
Kevin M. Gleason	Senior Vice President and Chief Compliance
Officer of the Voya Family of Funds
Jason Kadavy	Vice President, Reporting, Fund Accounting, Voya
Investments, LLC
Todd Modic	Senior Vice President, Voya Funds Services, LLC
and Voya Investments, LLC; and Chief Financial
Officer of the Voya Family of Funds
Maria Anderson	Vice President, Fund Compliance, Voya Funds
Services, LLC
Sara Donaldson	Proxy Coordinator for the Voya Family of Funds
and Vice President, Investment Stewardship, Voya
Funds Services, LLC
Harley Eisner	Vice President, Financial Analysis, Voya Funds
Services, LLC
Andrew Schlueter	Vice President, Mutual Funds Operations, Voya
Funds Services LLC
Joanne Osberg, Esq.	Vice President and Counsel II, Voya Funds
Services, LLC
Jonathan Nash*	Senior Vice President Risk Management, Voya
Investments, LLC

Effective as of April 1, 2020

*Non-voting member

Page | 28

Revision Date: May 14, 2020

PART C

OTHER INFORMATION

Voya Prime Rate Trust

(25,000,000 Common Shares)

Item 25. Financial Statements and Exhibits

1.Financial Statements Contained in Part A:

Financial Highlights for the years ended February 29, 2020, February 28, 2019, 2018, and 2017, February 29, 2016, February 28, 2015, 2014, and 2013, February 29, 2012, February 28, 2011 and 2010.

Financial Statements are incorporated in Part B by reference to Registrant's February 29, 2020 annual shareholder report (audited).

2.Exhibits

(a)1. Agreement and Declaration of Trust dated December 2, 1987 – Incorporated herein by reference to Amendment No. 20 to Registrant's Registration Statement under the Investment Company Act of 1940 (the "1940 Act") on Form N-2 (File No. 811-5410), filed on September 16, 1996.

(i)Amendment effective April 12, 1996 to the Agreement and Declaration of Trust dated December 2, 1987 – Incorporated herein by reference to Amendment No. 20 to Registrant's Registration Statement under the Investment Company Act of 1940 (the "1940 Act") on Form N-2 (File No. 811-5410), filed on September 16, 1996.

(ii)Amendment, effective November 16, 1998, to the Agreement and Declaration of Trust dated December 2, 1987 – Incorporated herein by reference to Amendment No. 29 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on December 2, 1998.

(iii)Amendment, dated October 20, 2000, to the Agreement and Declaration of Trust dated December 2, 1987 – Incorporated herein by reference to Amendment No. 38 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on October 23, 2000.

(iv)Amendment, effective March 1, 2002, to the Agreement and Declaration of Trust dated December 2, 1987 – Incorporated herein by reference to Amendment No. 45 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on April 30, 2002.

(v)Amendment to the Agreement and Declaration of Trust dated June 11, 2010 – Incorporated herein by reference to Amendment No. 85 to the

1

Registrant's Registration Statement under the 1940 Act on Form N-2 (file No. 811-5410), filed on April 27, 2011.

(vi)Amendment to the Agreement and Declaration of Trust dated January 23, 2014 – Incorporated herein by reference to Amendment No. 100 to the Registrant's Registration Statement under the 1940 Act on Form N-2 (filed No. 811-5410), filed on June 24, 2014.

(b)1. Amended and Restated By-Laws of Voya Prime Rate Trust as adopted at a meeting of the Board of Trustees on March 30, 2020 – Filed herein.

(c)Not Applicable

(d)Not Applicable

(e)Shareholder Reinvestment Program effective November, 2009 – Incorporated herein by reference to Amendment No. 102 to the Registrant's Registration Statement under the 1940 Act on Form N-2 (filed No. 811-5410), filed on April 24, 2015.

(f)Not Applicable

(g)1. Amended and Restated Investment Management Agreement between Voya Investments, LLC and Voya Prime Rate Trust dated November 28, 2014, as amended and restated May 1, 2015 – Incorporated herein by reference to Amendment No. 104 to Registrant's Registration Statement under the 1940 Act on Form N-2 (file No. 811-5410), filed on June 26, 2015.

(i)Amended Schedule A and B, dated June 2020, to Amended and Restated Investment Management Agreement between Voya Investments, LLC and Voya Prime Rate Trust dated November 28, 2014, as amended and restated May 1, 2015 – Filed herein.

2.Sub-Advisory Agreement between Voya Investments, LLC and Voya Investment Management Co. LLC dated November 28, 2014 – Incorporated herein by reference to Amendment No. 102 to the Registrant's Registration Statement under the 1940 Act on Form N-2 (filed No. 811-5410), filed on April 24, 2015.

(h)1. Distribution Agreement between Voya Prime Rate Trust and Voya Investments Distributor, LLC (25 Million Shares) dated November 18, 2014 – Incorporated herein by reference to Amendment No. 102 to the Registrant's Registration Statement under the 1940 Act on Form N-2 (filed No. 811-5410), filed on April 24, 2015.

(i)Not Applicable

(j)1. Custodian and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company effective November 1, 2001 – Incorporated herein by reference to Amendment No. 57 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 28, 2004.

2

(i)First Amendment, dated March 1, 2002, to the Custodian and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company effective November 1, 2001 – Incorporated herein by reference to Amendment No. 57 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 28, 2004.

(ii)Second Amendment dated October 1, 2007 to the Custodian and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company effective November 1, 2001 – Incorporated herein by reference to Amendment No. 73 to Registrant's Registration Statement under the 1940 Act on Form N-2 (file No. 811-5410), filed on June 27, 2008.

(iii)Third Amendment, dated August 2, 2010, to the Custodian and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company effective November 1, 2001– Incorporated herein by reference to Amendment No. 85 to the Registrant's Registration Statement under the 1940 Act on Form N-2 (file No. 811-5410), filed on April 27, 2011.

2.Fee Allocation Agreement (FT Interactive) dated August 21, 2003 – Incorporated herein by reference to Amendment No. 57 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 28, 2004.

(i)Amended Schedule A dated June 2020 to the FT Fee Allocation Agreement – Filed herein.

3.Amended and Restated Proxy Agent Fee Allocation Agreement dated January 1, 2008 amends and restates the Proxy Agent Allocation Agreement dated August 21, 2003 – Incorporated herein by reference to Amendment No. 92 to the Registrant's Registration Statement under the 1940 Act on Form N-2 (file No. 811-5410), filed on June 27, 2012.

(i)Amended Schedule A dated June 2020 to the Amended and Restated ISS Proxy Agent Fee Allocation Agreement – Filed herein.

(ii)Schedule B dated June 30, 2003 to Amended and Restated ISS Proxy Agent Fee Allocation Agreement – Incorporated herein by reference to Amendment No. 69 to Registrant's Registration Statement under the 1940 Act on Form N-2 (file No. 811-5410), filed on June 29, 2007.

4.Allocation Agreement Fidelity Bond made May 24, 2002 – Incorporated herein by reference to Amendment No. 57 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 28, 2004.

(i)Amended Schedule, A dated June 2020 with respect to the Allocation Agreement (Fidelity Bond) dated May 24, 2002 – Filed herein.

5.Allocation Agreement Directors & Officers Liability made May 24, 2002 – Incorporated herein by reference to Amendment No. 57 to Registrant's

3

Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 28, 2004.

(i)Amended Schedule A dated June 2020 with respect to the Allocation Agreement – Directors & Officers Liability – Filed herein.

6.Transfer Agency Services Agreement dated February 25, 2009 BNY Mellon Investment Servicing (US) Inc., and Voya Prime Rate Trust – Incorporated herein by reference to Amendment No. 79 to Registrant's Registration Statement under the 1940 Act on Form N-2 (file No. 811-5410), filed on August 13, 2009.

(i)Amendment, effective May 1, 2020, to Transfer Agency Services Agreement, dated February 25, 2009, between BNY Mellon Investment Servicing (US) Inc. and Voya Prime Rate Trust – Filed herein.

(ii)Amendment, effective November 5, 2019, to Transfer Agency Services Agreement, dated February 25, 2009, between BNY Mellon Investment Servicing (US) Inc. and Voya Prime Rate Trust – Filed herein.

(iii)Amendment dated May 1, 2019 to Transfer Agency Services Agreement between BNY Mellon Investment Servicing (US) Inc. (formerly, PNC) and Voya Prime Rate Trust – Incorporated herein by reference to Amendment No. .120 to Registrant's Registration Statement under the 1940 Act on Form N-2 (Filed No. 811-5410), filed on June 26, 2019.

7.Service Agreement effective February 12, 2018 between State Street Bank and Trust Company and Voya Prime Rate Trust – Incorporated herein by reference to Amendment No. 118 to the Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 22, 2018.

(k)1. Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company, and The Bank of Nova Scotia dated July 18, 2016 – Incorporated herein by reference to Amendment No. 114 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 26, 2017.

(i)First Amendment dated July 17, 2017 to Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company, and The Bank of Nova Scotia dated July 18, 2016 – Incorporated herein by reference to Amendment No. 118 to the Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 22, 2018.

(ii)Second Amendment, dated July 16, 2018, to Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company and The Bank of Nova Scotia dated July 18, 2016 – Filed herein.

4

(iii)Third Amendment, dated July 15, 2019, to Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company and The Bank of Nova Scotia dated July 18, 2016 – Filed herein.

(iv)Fourth Amendment, dated March 20, 2020, to Amended and Restated Credit Agreement between Voya Prime Rate Trust and State Street Bank and Trust Company and the Bank of Nova Scotia dated July 18, 2016 – Filed herein.

2.Expense Limitation Agreement effective January 1, 2016 between Voya Investments, LLC and Voya Prime Rate Trust – Incorporated herein by reference to Amendment No. 114 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 26, 2017.

(l)1. Opinion of Ropes & Gray LLP – Incorporated herein by reference to Amendment No. 118 to the Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 22, 2018.

(m)Not Applicable

(n)1.          Consent of Ropes & Gray LLP – Filed herein.

2.Consent of Ernst & Young LLP – Filed herein.

(o)Not Applicable

(p)Certificate of Initial Capital – Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant's initial registration statement on form N-2 (File No. 33- 18886), filed on January 22, 1988.

(q)Not Applicable

(r)Voya Funds and Advisers Code of Ethics Amended July 1, 2019 – Filed herein.

Item 26. Marketing Agreements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

Not Applicable.

Item 28. Persons Controlled by or Under Common Control

Not Applicable.

Item 29.	Number of Holders of Securities
(1) Title of Class		(2) Number of Record Holders
as of June 5, 2020

5

Common Shares of beneficial interest, par value	2,104
$0.01 per share

Item 30. Indemnification

Registrant's Agreement and Declaration of Trust generally provides that the Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust's request as directors, officers, or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise) ("Covered Persons") against all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred in connection with the defense or disposition of any action, suit, or other proceeding, whether civil or criminal, by reason of being or having been such a Covered Person except with respect to any matter as to which such Covered Person shall have been finally adjudicated: (a) not to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interest of the Trust; or (b) to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties involved in the conduct of such Covered Person's office.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a Trustee, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such Trustee, officer, or controlling person in connection with the securities being registered, the Registrant will submit, unless in the opinion of its counsel the matter has been settled by controlling precedent, to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Information as to the Trustees and officers of the Adviser, together with information as to any other business, profession, vocation, or employment of a substantial nature engaged in by the directors and officers of the Adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-48282) filed under the Investment Advisers Act of 1940, as amended ("Advisers Act"), and is incorporated herein by reference thereto.

Information as to the directors and officers of the sub-adviser, together with information as to any other business, profession, vocation, or employment of a substantial nature engaged in by the directors and officers of the sub-adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV for Voya Investment Management Co. LLC (File No. 801-9046) filed under the Investment Adviser Act of 1940, as amended, and is incorporated by reference thereto.

Item 32. Location of Accounts and Records

The amounts and records of the Registrant will be maintained at its office at 7337 E. Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258, at the office of its sub-adviser, Voya Investment Management Co. LLC, 230 Park Avenue, New York, NY 10169, and at the office of its custodian, State Street Bank & Trust, 801 Pennsylvania, Kansas City, Missouri 64105.

Item 33. Management Services

6

Not Applicable.

Item 34.	Undertakings

1.The Registrant undertakes to suspend the Offer until the prospectus is amended if: (a) subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement; or (b) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus included in this registration statement.

2.Not Applicable.

3.Not Applicable.

4.The Registrant undertakes:

a.to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.that, for the purpose of determining any liability under the 1933 Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

c.to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

d.Not Applicable

e.that, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

7

5.a. The Registrant undertakes that for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act (17 CFR 230.497(h)) shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

b.that for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

8

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and/or the Investment Company Act of 1940, the Registrant certifies that this Registration Statement meets all of the requirements for effectiveness under paragraph (b) of Rule 486 and has duly caused this Post-Effective Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale and State of Arizona on the 26th day of June, 2020.

VOYA PRIME RATE TRUST

By:__/s/ Paul A. Caldarelli

Paul A. Caldarelli

Assistant Secretary

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date
	Chief Executive Officer	June 26, 2020
Michael Bell*
	Senior Vice President,	June 26, 2020
Todd Modic*
Chief/Principal Financial
Officer
	Interested Trustee and	June 26, 2020
Dina Santoro*
President
	Trustee	June 26, 2020
Colleen D. Baldwin*
	Trustee	June 26, 2020
John V. Boyer*
	Trustee	June 26, 2020
Patricia W. Chadwick*
	Trustee	June 26, 2020
Martin J. Gavin*
	Trustee	June 26, 2020
Joseph E. Obermeyer*
	Trustee	June 26, 2020
Sheryl K. Pressler*

1

Christopher P. Sullivan*	Trustee	June 26, 2020

*By:_/s/ Paul A. Caldarelli Paul A. Caldarelli Attorney-in-Fact**

**Powers of Attorney for Michael Bell, Todd Modic and each Trustee are attached hereto.

2

Voya Asia Pacific High Dividend Equity Income Fund

Voya Emerging Markets High Dividend Equity Fund

Voya Global Advantage and Premium Opportunity Fund

Voya Global Equity Dividend and Premium Opportunity Fund

Voya Infrastructure, Industrials and Materials Fund

Voya International High Dividend Equity Income Fund

Voya Natural Resources Equity Income Fund

Voya Prime Rate Trust

Voya Senior Income Fund

(the "Registrants")

POWER OF ATTORNEY

Know All Persons by These Presents, that the undersigned, Colleen D. Baldwin, hereby constitutes and appoints Paul A. Caldarelli, Huey P. Falgout, Jr., Theresa K. Kelety, Todd Modic, and Joanne F. Osberg, her true and lawful attorneys-in-fact and agents, to execute in her name, place, and stead, in her capacity as Trustee of the above referenced Registrants, the Registration Statements of such entities on Form N-2 and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the U.S. Securities and Exchange Commission; and any of said attorneys shall have full power and authority to do and perform in her name and on her behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as she might or could do in person, said acts of any of said attorneys being hereby ratified and approved.

DATED: January 24, 2020

/s/ Colleen D. Baldwin__ Colleen D. Baldwin Chairperson and Trustee

Voya Asia Pacific High Dividend Equity Income Fund

Voya Emerging Markets High Dividend Equity Fund

Voya Global Advantage and Premium Opportunity Fund

Voya Global Equity Dividend and Premium Opportunity Fund

Voya Infrastructure, Industrials and Materials Fund

Voya International High Dividend Equity Income Fund

Voya Natural Resources Equity Income Fund

Voya Prime Rate Trust

Voya Senior Income Fund

(the "Registrants")

POWER OF ATTORNEY

Know All Persons by These Presents, that the undersigned, Michael Bell, hereby constitutes and appoints Paul A. Caldarelli, Huey P. Falgout, Jr., Theresa K. Kelety, Todd Modic, and Joanne F. Osberg, his true and lawful attorneys- in-fact and agents, to execute in his name, place, and stead, in his capacity as officer of the above referenced Registrants, the Registration Statements of such entities on Form N-2 and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the U.S. Securities and Exchange Commission; and any of said attorneys shall have full power and authority to do and perform in his name and on his behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as he might or could do in person, said acts of any of said attorneys being hereby ratified and approved.

DATED: January 24, 2020

/s/ Michael Bell______

Michael Bell

Chief Executive Officer

Voya Asia Pacific High Dividend Equity Income Fund

Voya Emerging Markets High Dividend Equity Fund

Voya Global Advantage and Premium Opportunity Fund

Voya Global Equity Dividend and Premium Opportunity Fund

Voya Infrastructure, Industrials and Materials Fund

Voya International High Dividend Equity Income Fund

Voya Natural Resources Equity Income Fund

Voya Prime Rate Trust

Voya Senior Income Fund

(the "Registrants")

POWER OF ATTORNEY

Know All Persons by These Presents, that the undersigned, John V. Boyer, hereby constitutes and appoints Paul A. Caldarelli, Theresa K. Kelety, Todd Modic, and Joanne F. Osberg, his true and lawful attorneys-in-fact and agents, to execute in his name, place, and stead, in his capacity as officer of the above referenced Registrants, the Registration Statements of such entities on Form N-2 and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the U.S. Securities and Exchange Commission; and any of said attorneys shall have full power and authority to do and perform in his name and on his behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as he might or could do in person, said acts of any of said attorneys being hereby ratified and approved.

DATED: January 24, 2020

/s/ John V. Boyer_____

John V. Boyer

Chief Executive Officer

Voya Asia Pacific High Dividend Equity Income Fund

Voya Emerging Markets High Dividend Equity Fund

Voya Global Advantage and Premium Opportunity Fund

Voya Global Equity Dividend and Premium Opportunity Fund

Voya Infrastructure, Industrials and Materials Fund

Voya International High Dividend Equity Income Fund

Voya Natural Resources Equity Income Fund

Voya Prime Rate Trust

Voya Senior Income Fund

(the "Registrants")

POWER OF ATTORNEY

Know All Persons by These Presents, that the undersigned, Patricia W. Chadwick, hereby constitutes and appoints Paul A. Caldarelli, Huey P. Falgout, Jr., Theresa K. Kelety, Todd Modic, and Joanne F. Osberg, her true and lawful attorneys-in-fact and agents, to execute in her name, place, and stead, in her capacity as Trustee of the above referenced Registrants, the Registration Statements of such entities on Form N-2 and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the U.S. Securities and Exchange Commission; and any of said attorneys shall have full power and authority to do and perform in her name and on her behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as she might or could do in person, said acts of any of said attorneys being hereby ratified and approved.

DATED: January 24, 2020

/s/ Patricia W. Chadwick Patricia W. Chadwick Trustee

Voya Asia Pacific High Dividend Equity Income Fund

Voya Emerging Markets High Dividend Equity Fund

Voya Global Advantage and Premium Opportunity Fund

Voya Global Equity Dividend and Premium Opportunity Fund

Voya Infrastructure, Industrials and Materials Fund

Voya International High Dividend Equity Income Fund

Voya Natural Resources Equity Income Fund

Voya Prime Rate Trust

Voya Senior Income Fund

(the "Registrants")

POWER OF ATTORNEY

Know All Persons by These Presents, that the undersigned, Martin J. Gavin, hereby constitutes and appoints Paul A. Caldarelli, Huey P. Falgout, Jr., Theresa K. Kelety, Todd Modic, and Joanne F. Osberg, his true and lawful attorneys-in-fact and agents, to execute in his name, place, and stead, in his capacity as Trustee of the above referenced Registrants, the Registration Statements of such entities on Form N-2 and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the U.S. Securities and Exchange Commission; and any of said attorneys shall have full power and authority to do and perform in his name and on his behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as he might or could do in person, said acts of any of said attorneys being hereby ratified and approved.

DATED: January 24, 2020

/s/ Martin J. Gavin Martin J. Gavin Trustee

Voya Asia Pacific High Dividend Equity Income Fund

Voya Emerging Markets High Dividend Equity Fund

Voya Global Advantage and Premium Opportunity Fund

Voya Global Equity Dividend and Premium Opportunity Fund

Voya Infrastructure, Industrials and Materials Fund

Voya International High Dividend Equity Income Fund

Voya Natural Resources Equity Income Fund

Voya Prime Rate Trust

Voya Senior Income Fund

(each a "Registrant" and collectively the "Registrants")

POWER OF ATTORNEY

Know All Persons by These Presents, that the undersigned, Todd Modic, hereby constitutes and appoints Paul A. Caldarelli, Huey P. Falgout, Jr., Theresa K. Kelety, and Joanne F. Osberg, his true and lawful attorneys-in-fact and agents, to execute in his name, place, and stead, in his capacity as officer of the above referenced Registrants, the Registration Statements of such entities on Form N-2 and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the U.S. Securities and Exchange Commission; and any of said attorneys shall have full power and authority to do and perform in his name and on his behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as he might or could do in person, said acts of any of said attorneys being hereby ratified and approved.

DATED: January 24, 2020

/s/ Todd Modic__________________________

Todd Modic

Senior Vice President, Chief/Principal Financial

Officer and Assistant Secretary

Voya Asia Pacific High Dividend Equity Income Fund

Voya Emerging Markets High Dividend Equity Fund

Voya Global Advantage and Premium Opportunity Fund

Voya Global Equity Dividend and Premium Opportunity Fund

Voya Infrastructure, Industrials and Materials Fund

Voya International High Dividend Equity Income Fund

Voya Natural Resources Equity Income Fund

Voya Prime Rate Trust

Voya Senior Income Fund

(the "Registrants")

POWER OF ATTORNEY

Know All Persons by These Presents, that the undersigned, Joseph E. Obermeyer, hereby constitutes and appoints Paul A. Caldarelli, Huey P. Falgout, Jr., Theresa K. Kelety, Todd Modic, and Joanne F. Osberg, his true and lawful attorneys-in-fact and agents, to execute in his name, place, and stead, in his capacity as Trustee of the above referenced Registrants, the Registration Statements of such entities on Form N-2 and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the U.S. Securities and Exchange Commission; and any of said attorneys shall have full power and authority to do and perform in his name and on his behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as he might or could do in person, said acts of any of said attorneys being hereby ratified and approved.

DATED: January 24, 2020

/s/ Joseph E. Obermeyer Joseph E. Obermeyer Trustee

Voya Asia Pacific High Dividend Equity Income Fund

Voya Emerging Markets High Dividend Equity Fund

Voya Global Advantage and Premium Opportunity Fund

Voya Global Equity Dividend and Premium Opportunity Fund

Voya Infrastructure, Industrials and Materials Fund

Voya International High Dividend Equity Income Fund

Voya Natural Resources Equity Income Fund

Voya Prime Rate Trust

Voya Senior Income Fund

(the "Registrants")

POWER OF ATTORNEY

Know All Persons by These Presents, that the undersigned, Sheryl K. Pressler, hereby constitutes and appoints Paul A. Caldarelli, Huey O. Falgout, Jr., Theresa K. Kelety, Todd Modic, and Joanne F. Osberg, her true and lawful attorneys-in-fact and agents, to execute in her name, place, and stead, in her capacity as Trustee of the above referenced Registrants, the Registration Statements of such entities on Form N-2 and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the U.S. Securities and Exchange Commission; and any of said attorneys shall have full power and authority to do and perform in her name and on her behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as she might or could do in person, said acts of any of said attorneys being hereby ratified and approved.

DATED: January 24, 2020

/s/ Sheryl K. Pressler Sheryl K. Pressler Trustee

Voya Asia Pacific High Dividend Equity Income Fund

Voya Emerging Markets High Dividend Equity Fund

Voya Global Advantage and Premium Opportunity Fund

Voya Global Equity Dividend and Premium Opportunity Fund

Voya Infrastructure, Industrials and Materials Fund

Voya International High Dividend Equity Income Fund

Voya Natural Resources Equity Income Fund

Voya Prime Rate Trust

Voya Senior Income Fund

(the "Registrants")

POWER OF ATTORNEY

Know All Persons by These Presents, that the undersigned, Dina Santoro, hereby constitutes and appoints Paul A. Caldarelli, Huey P. Falgout, Jr., Theresa K. Kelety, Todd Modic, and Joanne F. Osberg, her true and lawful attorneys- in-fact and agents, to execute in her name, place, and stead, in her capacity as Trustee of the above referenced Registrants, the Registration Statements of such entities on Form N-2 and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the U.S. Securities and Exchange Commission; and any of said attorneys shall have full power and authority to do and perform in her name and on her behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as she might or could do in person, said acts of any of said attorneys being hereby ratified and approved.

DATED: January 24, 2020

/s/ Dina Santoro Dina Santoro Trustee

Voya Asia Pacific High Dividend Equity Income Fund

Voya Emerging Markets High Dividend Equity Fund

Voya Global Advantage and Premium Opportunity Fund

Voya Global Equity Dividend and Premium Opportunity Fund

Voya Infrastructure, Industrials and Materials Fund

Voya International High Dividend Equity Income Fund

Voya Natural Resources Equity Income Fund

Voya Prime Rate Trust

Voya Senior Income Fund

(the "Registrants")

POWER OF ATTORNEY

Know All Persons by These Presents, that the undersigned, Christopher P. Sullivan, hereby constitutes and appoints Paul A. Caldarelli, Huey P. Falgout, Jr., Theresa K. Kelety, Todd Modic, and Joanne F. Osberg, his true and lawful attorneys-in-fact and agents, to execute in his name, place, and stead, in his capacity as Trustee of the above referenced Registrants, the Registration Statements of such entities on Form N-2 and any amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the U.S. Securities and Exchange Commission; and any of said attorneys shall have full power and authority to do and perform in his name and on his behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as he might or could do in person, said acts of any of said attorneys being hereby ratified and approved.

DATED: January 24, 2020

/s/ Christopher P. Sullivan Christopher P. Sullivan Trustee